

CONSOLIDATED FINANCIAL STATEMENTS 2021

For the years ended December 31, 2021 and 2020

Santander



INDEPENDENT AUDITOR'S REPORT
(A free translation from the original in Spanish)

Santiago, February 25, 2022

To the Shareholders and Directors
Banco Santander Chile

We have audited the accompanying consolidated financial statements of Banco Santander Chile and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for the years then ended, and the related notes thereto.

Management's Responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting standards and instructions issued by the Commission for the Financial Market. This responsibility includes designing, implementing and maintaining internal control relevant for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conduct our audits in accordance with Chilean generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence on the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant for the preparation and fair presentation of the consolidated financial statements of the entity in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we do not express such kind of opinion. An audit also includes evaluating the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes – Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 2940 0000 | www.pwc.cl

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Chile and its subsidiaries as of December 31, 2021 and 2020, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting standards and instructions issued by the Commission for the Financial Market.

Firmado digitalmente por Luis Fernando Orihuela Bertin RUT: 22.216.857-0. El certificado correspondiente puede visualizarse en la versión electrónica de este documento.

CONTENT

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	NOTE	As of December 31, 2021 MCh$	2020 MCh$
ASSETS			
Cash and deposits in banks	5	2,881,558	2,803,288
Cash items in process of collection	5	390,271	452,963
Trading investments	6	73,347	133,718
Investments under resale agreements	7	-	-
Financial derivative contracts	8	10,123,607	9,032,085
Interbank loans, net	9	428	18,920
Loans and accounts receivables from customers, net	10	35,675,579	33,413,429
Available for sale investments	11	5,803,139	7,162,542
Held to maturity investments	11	4,380,680	-
Investments in associates and other companies	12	35,934	10,327
Intangible assets	13	95,411	82,537
Property, plant, and equipment	14	190,290	187,240
Right of use assets	14	184,528	201,611
Current taxes	15	121,534	-
Deferred taxes	15	759,699	538,118
Other assets	16	2,955,020	1,738,856
TOTAL ASSETS		**63,671,025**	**55,776,077**
LIABILITIES			
Deposits and other demand liabilities	17	17,900,938	14,560,893
Cash items in process of being cleared	5	379,934	361,631
Obligations under repurchase agreements	7	86,634	969,808
Time deposits and other time liabilities	17	10,131,055	10,581,791
Financial derivative contracts	8	10,871,241	9,018,660
Interbank borrowing	18	8,826,583	6,328,599
Issued debt instruments	19	8,397,060	8,204,177
Other financial liabilities	19	182,907	184,318
Lease liabilties	14	139,795	149,585
Regulatory capital financial instruments issued	41	592,468	-
Current taxes	15	-	12,977
Deferred taxes	15	345,117	129,066
Provisions	21	710,419	456,120
Other liabilities	22	1,612,294	1,165,853
TOTAL LIABILITIES		**60,176,445**	**52,123,478**
EQUITY			
Attributable to the equity holders of the Bank		**3,400,220**	**3,567,916**
Capital	24	891,303	891,303
Reserves	24	2,548,965	2,341,986
Valuation adjustments	24	(577,524)	(27,586)
Retained earnings		**537,476**	**362,213**
Retained earnings from prior years		-	-
Income for the period		774,959	517,447
Provision for mandatory dividends	24	(232,488)	(155,234)
Provision for payment of interest on bonds with no fixed term of maturity		(4,995)	-
Non-controlling interest	26	**94,360**	**84,683**
TOTAL EQUITY		**3,494,580**	**3,652,599**
TOTAL LIABILITIES AND EQUITY		**63,671,025**	**55,776,077**

The accompanying notes form an integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENT OF INCOME

For the periods ended

	NOTE	As of December 31, 2021 MCh$	2020 MCh$
OPERATING INCOME			
Interest income	27	2,921,097	2,232,327
Interest expense	27	(1,104,751)	(638,479)
Net interest income		**1,816,346**	**1,593,848**
Fee and commission income	28	578,604	451,162
Fee and commission expense	28	(245,853)	(183,884)
Net fee and commission income		**332,751**	**267,278**
Net income (expense) from financial operations	29	(6,403)	90,800
Net foreign exchange gain	30	139,600	50,785
Other operating income	35	20,461	21,652
Net operating profit before provision for loan losses		**2,302,755**	**2,024,363**
Provision for loan losses	31	(405,575)	(511,073)
NET OPERATING INCOME		**1,897,180**	**1,513,290**
Personnel salaries and expenses	32	(397,675)	(408,670)
Administrative expenses	33	(280,134)	(250,450)
Depreciation and amortization	34	(122,055)	(109,426)
Impairment of property, plant and equipment	34	-	(638)
Other operating expenses	35	(117,054)	(91,808)
Total operating expenses		**(916,918)**	**(860,992)**
OPERATING INCOME		**980,262**	**652,298**
Income from investments in associates and other companies	12	(663)	1,388
Income before tax		**979,599**	**653,686**
Income tax expense	15	(194,679)	(131,123)
Result of continuous operations		**784,920**	**522,563**
Result of discontinued operations	40	-	-
NET INCOME FOR THE PERIOD		**784,920**	**522,563**
Attributable to:			
Equity holders of the Bank		774,959	517,447
Non-controlling interest	26	9,961	5,116
Earnings per share attributable to Equity holders of the Bank (expressed in Chilean pesos):			
Basic earnings	24	4,112	2,746
Diluted earnings	24	4,112	2,746

The accompanying notes form an integral part of these consolidated nancial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the periods ended

		As of December 31,	
		2021	2020
	NOTE	MCh$	MCh$
NET INCOME FOR THE PERIOD		**784,920**	**522,563**
OTHER COMPREHENSIVE INCOME - ITEMS WHICH WILL BE RECLASSIFIED TO PROFIT OR LOSS			
Available for sale investments	24	(518,761)	69,737
Cash flow hedge	24	(236,816)	(96,330)
Other comprehensive income which may be reclassified subsequently to profit or loss, before tax		**(755,577)**	**(26,593)**
Income tax related to items which may be reclassified subsequently to profit or loss		205,355	7,179
Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		**(550,222)**	**(19,414)**
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS		-	-
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD		**234,698**	**503,149**
Attributable to:			
Equity holders of the Bank		225,021	497,954
Non-controlling interest	26	9,677	5,195

The accompanying notes form an integral part of these consolidated interim financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ended December 31, 2021 and 2020

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS					
	Capital MCh$	Reserves and other retained earnings MCh$	Effects of merger of companies under common control MCh$	Instruments of investments (*) MCh$	Cash flow hedge MCh$	Income tax effects MCh$	Prior years retained earnings MCh$	Income for the period MCh$	Provision for dividends MCh$	Total attributable to equity holders of the Bank MCh$	Non-controlling interest (**) MCh$	Total Equity MCh$
Equity as of December 31, 2019	891,303	2,123,372	(2,224)	29,349	(40,435)	2,993	-	552,093	(165,628)	3,390,823	79,494	3,470,317
Distribution of income from previous period	-	-	-	-	-	-	552,093	(552,093)	-	-	-	-
Equity as of January 1, 2020	891,303	2,123,372	(2,224)	29,349	(40,435)	2,993	552,093	-	(165,628)	3,390,823	79,494	3,470,317
Increase or decrease of capital and reserves	-	220,838	-	-	-	-	(220,838)	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(331,255)	-	165,628	(165,627)	-	(165,627)
Other equity movements	-		-	-	-	-		-	-	-	(6)	(6)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	10,394	10,394	-	10,394
Subtotal	-	220,838	-	-	-	-	(552,093)	-	10,394	(328,861)	(6)	(328,867)
Other comprehensive income	-	-	-	69,627	(96,330)	7,210	-	-	-	(19,493)	79	(19,414)
Result of continuous operations	-	-	-	-	-	-	-	517,447	-	517,447	5,116	522,563
Result of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	69,627	(96,330)	7,210	-	517,447	-	497,954	5,195	503,149
Equity as of December 31, 2020	891,303	2,344,210	(2,224)	98,976	(136,765)	10,203	-	517,447	(155,234)	3,567,916	84,683	3,652,599
Distribution of income from previous period	-	-	-	-	-	-	517,447	(517,447)	-	-	-	-
Equity as of January 1, 2021	891,303	2,344,210	(2,224)	98,976	(136,765)	10,203	517,447	-	(155,234)	3,567,916	84,683	3,652,599
Increase or decrease of capital and reserves	-	206,979	-	-	-	-	(206,979)	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(310,468)	-	155,234	(155,234)	-	(155,234)
Other equity movements	-	-	-	-	-	-	-	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(237,483)	(237,483)	-	(237,483)
Subtotals	-	206,979	-	-	-	-	(517,447)	-	(82,249)	(392,717)	-	(392,717)
Other comprehensive income	-	-	-	(518,371)	(236,816)	205,249	-	-	-	(549,938)	(284)	(550,222)
Result of continuing operations	-	-	-	-	-	-	-	774,959	-	774,959	9,961	784,920
Result of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	(518,371)	(236,816)	205,249	-	774,959	-	225,021	9,677	234,698
Equity as of December 30, 2021	891,303	2,551,189	(2,224)	(419,395)	(373,581)	215,452	-	774,959	(237,483)	3,400,220	94,360	3,494,580

(*)This item includes the valuation adjustment of investment instruments available for sale and investment instruments held to maturity (those that have been reclassified from "investment instruments available for sale" to "investment instruments held to maturity"). maturity" due to a change in intent and the Bank's ability to hold them to maturity).

(**) See note 1 b) for non-controlling interest.

Period	Total attributable to equity holders of the Bank MCh$	Allocated to reserves MCh$	Allocated to dividends MCh$	Distributed Percentage %	Number of shares	Dividend per share (in chilean pesos)
Year 2020 (Shareholders Meeting April 2021)	517,447	206,979	310,468	60	188,446,126,794	1,647
Year 2019 (Shareholders Meeting April 2020)	552,093	220,838	165,628	30	188,446,126,794	0,879
Año 2019 (Shareholders Meeting April 2020)	552,093	220,838	165,627	30	188,446,126,794	0,879

The accompanying notes 1 to 37 form an integral part of these consolidated financial statements.

Santander

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended

	NOTE	As of December 31, 2021 MCh$	2020 MCh$
A – CASH FLOWS FROM OPERATING ACTIVITIES:			
NET INCOME FOR THE PERIOD		**784,920**	**522,563**
Debits (credits) to income that do not represent cash flows		**(1,354,862)**	**(1,155,277)**
Depreciation and amortization	34	122,055	109,426
Impairments of property, plant and equipment and intangibles	34	-	638
Provision for loan losses	31	482,574	585,999
Provision from trading investments mark to market		(18,031)	43,609
Income from investments in associates and other companies	12	(2,383)	(1,388)
Net gain on sale of assets received in lieu of payment	35	(15,549)	(19,380)
Provision on assets received in lieu of payment	35	349	1,456
Net gain on sale of associates and other companies		0	20
Net gain on sale of property, plant and equipment	35	(673)	(865)
Charge off of assets received in lieu of payment	35	13,249	15,276
Net interest income	27	(1,816,346)	(1,593,848)
Net fee and commission income	28	(332,751)	(267,278)
Other (credits) debits to income that do not represent cash flows		12,822	(38,614)
Changes in deferred taxes	15	199,822	9,672
Increase/decrease in operating assets and liabilities		**(27,954)**	**(195,491)**
(Increase) decrease of loans and accounts receivables from customers, net		(2,244,100)	(1,673,357)
(Increase) decrease of financial investments		(2,960,906)	(3,015,784)
Decrease (increase) due to resale agreements (assets)		-	-
Decrease (increase) of interbank loans		18,502	(4,078)
(Increase) decrease of assets received or awarded in lieu of payment		5,050	4,098
Increase (decrease) of debits in customers checking accounts		3,042,985	3,249,540
Increase (decrease) of time deposits and other time liabilities		(450,736)	(2,611,026)
Increase (decrease) of obligations with domestic banks		(215,876)	(54,518)
Increase (decrease) of other demand liabilities or time obligations		190,050	842,080
Increase (decrease) of obligations with foreign banks		2,061,681	(1,095,961)
Increase (decrease) of obligations with Central Bank of Chile		652,179	4,959,260
Increase (decrease) of obligations under repurchase agreements		(883,174)	589,753
Increase (decrease) in other financial liabilities		(1,411)	(42,040)
Net increase of other assets and liabilities		(2,562,416)	(1,848,374)
Redemption of letters of credit		(4,835)	(6,188)
Senior bond issuances		1,471,106	1,227,166
Redemption mortgage bonds and payments of interest		(289,173)	(6,312)
Redemption and maturity of senior bonds and payments of interest		(6,483)	(2,571,384)
Interest received		2,921,097	2,232,327
Interest paid		(1,104,751)	(638,479)
Dividends received from investments in other companies	12	506	508
Fees and commissions received	28	578,604	451,162
Fees and commissions paid	28	(245,853)	(183,884)
Total cash flow provided by (used in) operating activities		**(597,896)**	**(828,205)**

The accompanying notes form an integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended

	NOTE	December 31, 2021 MCh$	December 31, 2020 MCh$
B – CASH FLOWS FROM INVESTMENT ACTIVITIES:			
Purchases of property, plant and equipment	14	(47,278)	(34,289)
Sales of property, plant and equipment		2,498	7,566
Purchase of intangible assets	13	(28,774)	(35,170)
Acquisitions of investments in companies	12	(7,499)	-
Total cash flow provided by (used in) investment activities		**(81,053)**	**(61,893)**
C – CASH FLOW FROM FINANCING ACTIVITIES:			
From shareholder´s financing activities		**238,661**	**102,090**
Increase in other obligations		-	-
Subordinated bonds emision		-	475,390
Redemption of subordinated bonds and payments of interest		-	-
Placement of bonds without a fixed maturity term		595,175	-
Dividends paid		(310,468)	(331,255)
Lease paid		(46,046)	(42,045)
From non-controlling interest financing activities		-	-
Dividends and/or withdrawals paid		-	-
Total cash flow (used in) financing activities		**238,661**	**102,090**
D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		**(437,564)**	**(788,008)**
E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		**437,564**	**(28,706)**
F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		**2,894,620**	**3,711,334**
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	**5**	**2,891,895**	**2,894,620**

Reconciliation of provisions for the Consolidated Statements of Cash Flows for the periods		As of December, 31, 2021 MCh$	As of December, 31, 2020 MCh$
Provision for loan losses for cash flow purposes		482,574	585,999
Recovery of loans previously charged off		(76,999)	(74,926)
Provision for loan losses - net	**31**	**405,575**	**511,073**

Reconciliation of liabilities arising from financing activities	**December, 31 2020 MCh$**	**Cash Flow MCh$**	**Changes other than cash: Acquisition MCh$**	**Changes other than cash: Foreign Currency Movement MCh$**	**Changes other than cash: UF Movement MCh$**	**Fair Value Changes MCh$**	**December, 31 2021 MCh$**
Subordinated Bonds	**1,357,539**	-	-	-	104,098	-	**1,461,637**
Bonds without a fixed maturity term	-	595,175	-	(2,707)		-	**592,468**
Paid dividends	-	(310,468)	-	-	-	-	**(310,468)**
Other obligations	**149,585**	(46,046)	-	-	36,256	-	**139,795**
Total liabilities from financing activities	**1,507,124**	**238,661**	-	(2,707)	**140,354**	-	**1,883,432**

The accompanying notes form an integral part of these consolidated financial statements.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to as the "Bank" or "Banco Santander-Chile") offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31 2021, Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This makes Banco Santander Spain have control over 67.18% of the Bank's shares.

a) Basis of preparation

The present Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (CNC) and instructions issued by the Commission for the Financial Market (CMF) , an entity auditor that according to Law No. 21,000 that "Creates the Commission for the Financial Market", provides in paragraph 6 of its article 5 that the Commission for the Financial Market (CMF) may "set the rules for the preparation and presentation of the reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles according to which they must keep their accounting and in all that that is not treated by it if it does not contradict its instructions, must adhere to the generally accepted accounting criteria, which correspond to the technical standards issued by the Colegio de Contadores de Chile A.G., coinciding with the International Financial Reporting Standards agreed by the International Accounting Standards Board (IASB). In case of discrepancies between IFRS and accounting criteria issued by the CMF in its Compendium of Accounting Standards and instructions, these will prevail last.

For purposes of these consolidated financial statements the Bank uses certain terms and conventions. References to "US$", "U.S. dollars" and "dollars" are to United States dollars, references to "EUR" are to European Economic Community Euro, references to "CNY" are to Chinese Yuan, references to "JPY" are to Japanese yen, references to "CHF" are to Swiss franc, references to "AUD" references are to Australian dollar, references "Ch$" are to Chilean pesos, and references to "UF" are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index ("CPI") of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for the period. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner.

b) Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements as of December 31, 2021 and 2020, include the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I. has power over the investee (i.e., it has rights that grant the current capacity of managing the relevant activities of the investee);
II. is exposed, or has rights, to variable returns from its involvement with the investee; and
III. has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When the Bank has less than the majority of the voting rights of an investee, but it will be considered to have the power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank's voting rights in an investee are sufficient to give it power, these include:

- the size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders.
- the potential voting rights held by the Bank, other vote holders or other parties.
- the rights arising from other contractual agreements.
- any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed during the year are included in the Consolidated Statements of Income and Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank's accounting policies. All balances and transactions between consolidated entities are eliminated.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank's equity and the non-controlling interests' equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties' shares in the Bank's consolidated equity are presented as "Non-controlling interests" in the Consolidated Statement of Changes in Equity. Their share in the income for the year is presented as "Attributable to non-controlling interest" in the Consolidated Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i. Entities controlled by the Bank through participation in equity

			Percent ownership share As of December 31,					
			2021			2020		
Name of the Subsidiary	Main Activity	Place of Incorporation and operation	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10
Santander Consumer Finance Limitada	Financial automovite	Santiago, Chile	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A. (1)	Card Operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00

The details of non-controlling interest in all the subsidiaries can be seen in Note 23 – Non-controlling interest.
(1) On July 6, 2020, the registration of a new subsidiary and business support company called "Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A." was made.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii. Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the fact that the relevant activities of them are determined by the Bank (companies complementary to the banking sector) and therefore the Bank exercises control:

- Santander Gestión de Recaudación y Cobranza Limitada (collection services).
- Bansa Santander S.A. (management of repossessed assets and leasing of properties).
- Multiplica SpA (Development card incentive programs).

iii. Associates

An associate is an entity over which the Bank has the ability to exercise significant influence, but not control or joint control. This ability is usually represented by a share equal to or higher than 20% of the voting rights of the Company and is accounted for using the equity method.

The following companies are considered "Associates" in which the Bank accounts for its participation using the equity method:

Associates	Main activity	Place of Incorporation and operation	Percentage of ownership share As of December 31, 2021 %	2020 %
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publically offered securities	Santiago, Chile	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48
Redbanc S.A. (*)	ATM services	Santiago, Chile	33.43	33.43
Transbank S.A. (*)	Credit and debit card services	Santiago, Chile	25.00	25.00

(*) During 2020, these companies that were listed as "non-current assets classified as held for sale" in 2021 return to their initial status as "associated entities".

In the case of Cámara Compensación Alto Valor S.A., Banco Santander-Chile has a representative in the Board of Directors, which is why Management has concluded that it exercises significant influence over the same.

In the case of Servicios de Infraestructura de Mercado OTC S.A., the Bank participates, through its executives, actively in the administration, which is why Management has concluded that it exercises significant influence over it.

iv. Share or rights in other companies

Entities over which the Bank has no control or significant influence are presented in this category. These holdings are shown at acquisition value (historical cost) less impairment, if any.

c) Non-controlling interest

Non-controlling interest represents the portion of gains or losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Statement of Income, and separately from shareholders' equity in the Consolidated Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

d) Reporting segments

The Bank's operating segments correspond to the units whose operating results are regularly reviewed by the highest decision-making authority. Two or more operating segments can be added into one, only when the aggregation is consistent with the basic principle of International Financial Reporting Standard 8 "Operating Segments" (IFRS 8) and the segments have similar economic characteristics and are similar in each one of the following aspects:

i. the nature of the products and services;
ii. the nature of the production processes;
iii. the type or category of customers to whom your products and services are destined;
iv. the methods used to distribute your products or provide services; and
v. if applicable, the nature of the regulatory framework, for example, banking, insurance, or public services.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i. Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.
ii. the absolute amount of its reported profit or loss is equal to or greater than 10%: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.
iii. its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Financial Statements.

Information about other business activities of the segments not separately reported is combined and disclosed in the "Other segments" category.

According to the information presented, the Bank's segments were selected based on an operating segment being a component of an entity that:

i. Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii. whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assess its performance;
iii. for which discrete financial information is available.

e) Functional and presentation currency

The Bank, in accordance with IAS 21 "Effects of Variations in Exchange Rates of the Foreign Currency", has defined as functional and presentation currency the Chilean Peso, which is the currency of the primary economic environment in which the Bank operates, it also obeys the currency that influences the structure of costs and revenues. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered as "Foreign currency".

f) Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly in U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate (discounted spot) on the month end date. The rate used was Ch$712.47 per US$1 for December, 2021.

The amount of net foreign exchange gains and losses include recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

g) Definitions and classification of financial instruments

i. Definitions

A "financial instrument" is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity.

An "equity instrument" is a legal transaction that evidences a residual interest on the assets of an entity deducting all of its liabilities.

A "financial derivative" is a financial instrument whose value changes in response to changes with regard to an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

"Hybrid financial instruments" are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative. As of December 31, 2021, Banco Santander-Chile did not keep implicit derivatives in its portfolio.

ii. Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), 'held to maturity investments', 'available for sale investments' (AFS) financial assets and 'loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. In this way, the different financial instruments are assigned in portfolios that respond to specific business models. Each portfolio has its own business objective and seeks to deal with the most effective management of Liquidity, Readjustability (Inflation) and Interest Rate risks. Due to the exceptional changes produced in the liquidity in the market, changes that should be maintained in the short and medium term, the need arose for the Bank to maintain collaterals that had a maturity in the range of the years 2024 to 2026, this for purposes of the constitution of guarantees related to the program of Conditional Financing Facilities to the increase in Placements of the Central Bank (FCIC), in addition to the obligation to constitute greater technical reserves due to the increase in sight balances maintained by the Bank's clients. Given the foregoing, the Bank defined the creation of a new business model called "Held to collect investments", whose objective is to better manage these high levels of liquidity, where the Bank also has both the intention and the capacity to preserve them. until expiration. A conventional purchase or sale of financial assets is the purchase or sale of a financial asset that requires the delivery of the asset during a period that is generally regulated or arises from a convention established in the market. A conventional purchase or sale of financial assets will be recognized and written off, as appropriate, by applying the accounting of the date of contracting or that of the settlement date. Financial assets are initially recognized at fair value plus, in the case of financial assets that aren't accounted for at fair value with changes in profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified at fair value through profit or loss.

Trading investments

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as fair value through profit or loss. A financial asset is classified as held for trading if:

- It has been acquired with the purpose of selling it in the short term; or
- on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

- Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
- it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised incorporates any dividend or interest earned on the financial asset and is included in the 'net income (expense) from financial operations' line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less impairment.

Available for sale investments

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of "Valuation Adjustment". When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

Loans and accounts receivables from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables where discounting effects are immaterial.

iii. Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements:

- Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item and in the corresponding items. If a special item for these operations is not mentioned, they will be included along with the accounts being reported.

- Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value.

- Investments under resale agreements: This item presents the balances corresponding to the transactions for the purchase of instruments with an agreement and the securities loans. In accordance with current regulations, the Bank does not register as its own portfolio those papers purchased with retro-purchase agreements.

- Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 8.

    - Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

- Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

- Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

- Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is removed from the Bank´s financial statements.

- Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities.

Financial liabilities FVTPL

As of December 31, 2021 and 2020, the Bank has financial liabilities with changes in results, which correspond to derivative contracts financial.

Other financial liabilities

Other financial liabilities (including interbank borrowings, issued debt instruments and other payables) are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following items in the Consolidated Statement of Financial Position:

- Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

- Cash items in process of collection: this item includes balances from asset purchase operations that are not settled the same day, and sale of currencies not yet delivered.

- Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

- Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

- Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 8.

    - Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

    - Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

- Obligations with banks: Includes obligations with other banks in the country, with foreign banks or with the Central Bank of Chile and which were not classified in any previous definition.

- Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

- Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

vi. Modified of financial assets

When the contractual modification of the cash flows has its origin in financial difficulties of the counterparty and said flows have been adapted so that it can comply with its payment obligations, this modification will not be considered as substantial and therefore will not imply the cancellation of the current financial instrument.

On the other hand, when the modification of the contractual flows originate for eminently commercial reasons, said modification will be considered as substantial and therefore will imply the cancellation of the original financial instrument and the recognition of a new one. Any difference that is generated between the book value of the derecognized financial instrument and the fair value of the new financial instrument will be recognized in the Consolidated Statement of Income.

h) Valuation of financial instruments and recognition of fair value changes

Generally, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence against it, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured with the following criteria:

i. Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 *Fair Value Measurement*, "fair value" is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3).

Although the use of average prices is allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes a adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close out cost).

IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Every derivative is recorded in the Consolidated Statements of Financial Position at fair value as previously described. This value is compared to the valuation at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset, if the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in "Net income (expense) from financial operations" in the Consolidated Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation ("present value" or "theoretical close") using valuation techniques commonly used by the financial markets: "net present value" (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own-credit risk (DVA) is a valuation adjustment similar to the CVA, but generated by the Bank's credit risk assumed by our counterparties.

"Loans and accounts receivable from customers" and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in "Net income (expense) from financial operations".

The "effective interest rate" is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The amounts at which the financial assets are recorded represent the Bank's maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

Capital instruments whose fair value cannot be determined sufficiently objectively and financial derivatives that have these instruments as underlying assets and are settled by delivery thereof are maintained at their acquisition cost, corrected, where appropriate, by losses for deterioration they have experienced.

ii. Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank's management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition is usually the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The main techniques used as of December 31, 2021 and 2020, by the Bank's internal models to determine the fair value of the financial instruments are as follows:

i. In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii. In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity. The Bank's management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iii. Hedging transactions and macrohedge

The Bank uses financial derivatives for the following purposes:

i. To sell to customers who request these instruments in the management of their market and credit risks;
ii. to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities ("hedging derivatives"), and
iii. to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), the interest rate and/or exchange rate to which the position or balance to be hedged is subject ("fair value hedge");
b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions ("cash flow hedge");
c. The net investment in a foreign operation ("hedge of a net investment in a foreign operation").

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective ("prospective effectiveness").

b. There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position ("retrospective effectiveness").

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of own risks.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a. For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as "Net income (expense) from financial operations" in the Consolidated Statement of Income.

b. For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Financial Statement of Income under "Net income (expense) from financial operations".

c. For cash flow hedges, the change in fair value of the hedging instrument is included as "Cash flow hedge" in "Other comprehensive income".

d. The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under "Net income (expense) from financial operations".

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When "fair value hedging" is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.

When cash flow hedges are discontinued any cumulative gain or loss of the hedging instrument recognized under "Other comprehensive income" (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

iv. Embedded Derivatives in hybrid financial instruments

Embedded Derivatives in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as "Trading investments" or as other financial assets (liabilities) at fair value through profit or loss.

v. Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2021 and 2020, there is not offsetting of financial asset and liability balances.

vi. Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i. If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii. If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

- An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
- Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii. If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b. If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized from the Consolidated Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i) Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i. Interest revenue, interest expense, and similar items

Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

This interest and adjustments are generally referred to as "suspended" and are recorded as memorandum accounts in they are reported as part of the complementary information thereto and as memorandum accounts. This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment).

ii. Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria stablished in IFRS 15 "Revenue from contracts with customers".

Under IFRS 15, the Bank recognize revenue when (or as) satisfied a performance obligations by transferring a service (ie an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognises revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The main income arising from commissions, fees and similar items correspond to:

- Fees and commissions for lines of credits and overdrafts:includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
- Fees and commissions for guarantees and letters of credit:includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
- Fees and commissions for card services:includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards.
- Fees and commissions for management of accounts:includes accrued commissions for the maintenance of checking, savings and other accounts.
- Fees and commissions for collections and payments:includes income arising from collections and payments services provided by the Bank.
- Fees and commissions for intermediation and management of securities:includes income from brokerage, placements, administration and securitie's custody services.
- Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.
- Other fees and commissions:includes income arising from currency changes,financial advisory, cashier check issuance, placement of financial products and onlilne banking services.

The main expense arising from commissions, fees and similar items correspond to:

- Compensation for card operation:includes commission expenses for credit and debit card operations related to income commissions card services.
- Fees and commissions for securities transactions:includes commissions expense for deposits, securities custody service and securitie's brokerage.
- Other fees and commissions:includes mainly expenses generayed from online services.

The Bank has incorporated disaggregated revenue disclosure and reportable segment relationship in Note 28.

Additionaly, the Bank maintains certain loyalty programme associated to its credit cards services, for which has deferred a percentage of the consideration received in the statement of financial position to comply with its related performance obligation according IFRS 15, or has liquidated on a monthly basis as far they arise.

iii. Non-financial income and expenses

They are recognized in accordance with the criteria established in IFRS 15, identifying the performance obligation and when they are satisfied (accrued).

iv. Commissions in the formalization of loans

The financial commissions that arise in the formalization of loans, mainly the opening or study and information commissions, are periodized and recorded in the Statement of the Consolidated Income throughout the life of the loan.

j) Impairment of Non-financial assets:

The Bank's non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Losses for goodwill impairment recognized through capital gains are not reversed.

k) Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i. Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses resulting from comparing the net value of each item to the respective recoverable amount.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (in months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting period whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii. Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

l) Leases

At inception of a contract the Bank assesses whether a contract contains a lease. A contract contains a lease if the contracts conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

- the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct. If the supplier has a substantive substitution right, then the asset is not identified;

- the Bank has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and

- the Bank has the right to direct the use of the asset – this is decision-making purpose for which asset is use.

a. As a Lessee

The Bank recognises a right-of-use asset and a lease liability at the lease commencement date in accordance within IFRS 16 "Leases". The main contracts that the Bank has are offices and branches related, which are necessary to carry out its activities.

At the beginning, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted using the incremental interest rate at the commencement date, considering the lease term of each contract. The average incremental interest rate is 0.95%. After initial recognition, the right-of-use is subsequently depreciated using the straight-line method in accordance with the lease term of the contract, and the lease liability is amortised in accordance with the effective interest method. Financial interest is charged to interest expense for obligations for
lease contracts and depreciation is charged to depreciation expense for each year.

The term of the lease comprises non-cancelable periods established within each contract, while for lease contracts with an indefinite useful life, the Bank has determined to assign a useful life equal to the longer non-cancelable period of its lease agreements. The Bank has elected not to recognise right-of-use assets and lease liabilities for short term leases that have a lease term of 12 months or less and leases of low-value assets. The Bank recognises lease payments associated with these leases as an expense on a straight-line basis over the lease term. Any modification in the terms or lease should be treated as a new measurement.

At initial measurement, the Bank measures the right-of-use asset at cost. The rent of these leases are according in UF, and payable in Chilean pesos. According to the provisions of Circular No. 3,649 of the CMF, the monthly variation in UF that affects the contracts established in said monetary unit should be treated as a new measurement, and therefore, readjustments should be recognized as a modification to the obligation and in parallel the amount of the asset must be adjusted for the right to use leased assets.

The Bank has not entered into to lease agreements with guarantee clauses for residual value or variable lease payments.

b. As a lessor

When the Bank acts as a lessor, it determines at the beginning if it corresponds to a financial or operating lease. To do this, it evaluates whether it has substantially transferred all the risks and benefits of the asset. In the affirmative case, it corresponds to a financial lease, otherwise it is a financial lease.

The Bank recognizes operating lease income received as income on a straight-line basis over the term of the contract.

c. Third party financing

The Bank recognises the loans with third parties within "Loans and accounts receivable from customers" in the Consolidated Statements of Financial Position, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee's purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

The finance income and expenses arising from these contracts are recorded under "Interest income" and "Interest expense" respectively, in Consolidated Statements of Income to achieve constant return rate over the lease term.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

m) Factoring transactions

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income using the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n) Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Intangible assets are amortized linearly based on the estimated useful life, which has been defined by default in 36 months, and can be modified to the extent that it is demonstrated that the Bank will benefit from the use of the intangible for a different period mentioned above.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o) Cash and cash equivalents

The indirect method is used to prepare the cash flow statement, starting with the Bank's consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investing or financing activities.

The cash flow statement was prepared considering the following definitions:

i. Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

ii. Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii. Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv. Financing Activities: Activities that result in changes in the size and composition of equity and liabilities that are not operating or investing activities.

p) Allowances for loan losses

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the CMF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established provisions for probable losses in credits and accounts receivable from customers in accordance with the instructions issued by the CMF and the credit risk rating and evaluation model approved by the Board of Directors, including the modifications introduced by Circulars N° 3,573 and N° 3,584 and their subsequent amendments which establish the standard method for residential mortgage loans and Circulars N° 3,638 and N° 3,647 related to commercial loans for group portfolio, complement and specify instructions on provisions and credits that make up the impaired portfolio.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank uses the following models established by the CMF, to evaluate its loan portfolio and credit risk:

- Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure.

- Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans (Circular N°3,573 and N°3,584), and commercial loan (Circular N° 3,638 and N°3,647) and internal models for consumer loans.

For the company Santander Consumer Finance Limitada the determination of the provision for credit risk is made using internal models under IFRS 9 to determine the expected losses for this default. These internal models are reviewed monthly and the modifications to said models are approved by the Board of Directors on a quarterly basis, after review and approval by the Company's General Management. These models collectively evaluate the receivables, for which said loans are grouped based on similar credit risk characteristics, which indicate the debtor's ability to pay on the entire debt, principal and interest, in accordance with the terms of the contract. In addition, this allows evaluating a large number of transactions with low individual amounts, regardless of whether they belong to individuals or small companies. Therefore, debtors and loans with similar characteristics are grouped together and each group has a risk level assigned to it. During the first half of 2021, Santander Consumer Finance Limitada carried out a calibration of its credit risk provision models, with the aim of improving the prediction parameters of customer behavior and maintaining the statistical monitoring standards, which resulted in a higher provision with an effect on results of Ch $ 1,900 million. In April 2021, with the aim of improving the prediction of customer behavior and maintaining high monitoring standards, the Bank implemented a calibration of its group credit risk provision models. The effects of this calibration involved a larger allocation of provisions for an approximate amount of $28,000 million.

I. Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the CMF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i. Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii. Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii. Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages:

Portfolio	Debtor's Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in a assimilable investment grade by a local or international company rating agency recognized by the CMF. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular N°3,454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i. The debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii. the debtor has not been granted loans to pay its obligations;
iii. at least one of the payments include the amortization of capital;
iv. if the debtor has made partial loan payments in the last six months, two payments have already been made;
v. if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi. the debtor does not appear to have bad debts in the information provided by the CMF, except for insignificant amounts.

II. Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio's risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client's risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan's profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions associated with mortgage and commercial loans, the Bank must recognize minimum provisions according to standard methods established by the CMF for those types of loans. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Standard method of residential mortgage loan provisions

In accordance with Circular N° 3,573 issued by the CMF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The allowance rates applied according to default and LTV are the following:

LTV Range	Default days at month closing	0	1-29	30-59	60-89	Impaired portfolio
LTV≤40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40%< LTV ≤80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80%< LTV ≤90%	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV >90%	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each of them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

Standard method of commercial loan provisions

In accordance with the Circular N°. 3,638 and N°. 3,647, the Bank began applying the standard model of provisions for student loans or other types of commercial loans.

Prior to the implementation of the standard method, the Bank used its internal models for the determination of group business provisions.

a. Commercial leasing operations

For these operations, the provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the delinquency of each operation, the type of leased asset and the relationship, at closing of each month, between the current value of each operation and the value of the leased asset (PVB), as indicated in the following tables:

Probability Non-Performance (PNP) by default and type of asset (%)		
Default days at month closing	Type of asset	
	Real Estate	Non real Estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Impaired portfolio	100.00	100.00

Severity (SEV) by stage and type of asset (%)		
PVB Stage	Real Estate	Non real Estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

PVB= Current value of operation/leased asset value

The determination of the PVB relationship will be made considering the appraisal value, expressed in UF for real estate and pesos for non-real estate, recorded at the time of granting the respective credit, taking into account any situations that may be causing pricing rises of the asset at that time.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

b. Student loans

For these operations, the provision factor should be applied to the student loan and the exposure of the contingent credit, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest, at the end of each month. When payment is due, the factor will also depend on its default.

For the purposes of the classification of the loan, a distinction is made between those granted for the financing of higher studies granted in accordance with Law No. 20.027 (CAE) and, on the other hand, the CORFO guarantee credits or other student loans.

Probability Non-Performance (PNP) according enforceability, default and type of loan (%)			
Is the principal and interest enforceable	Default days at month closing	Student loans	
		CAE	CORFO and other
Yes	0	5.20	2.90
	1-29	37.20	15.00
	30-59	59.00	43.40
	60-89	72.80	71.90
	Impaired portfolio	100.00	100.00
No	N/A	41.60	16.50

Severity (SEV) by stage PVB and type of asset (%)		
Is the principal and insterest enforceable	Student loans	
	CAE	CORFO and other
Yes	70.90	
No	50.30	45.80

c. Generic commercial loans and factoring

For factoring operations and other commercial loans, the provision factor, applicable to the amount of the loans and the exposure of the contingent credit will depend on the default of each operation and the relationship that exists, at the end of each month, between the obligations that the debtor has with the bank and the value of the real guarantees that protect them (PTVG), as indicated in the following tables:

Probability Non-Performance (PNP) by default and PTVG stage (%)			
Default days at month closing	Guarantee		
	PTVG ≤ 100%	PTVG > 100%	No guarantee
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Impaired portfolio	100.00	100.00	100.00

Severity (SEV) by PTVG stage (%)			
Guarantee	PTVG stage	Factoring and other comercial loans without responsibility	Factoring with responsibility
Guarantee	PTVG ≤ 60%	5.00	3.20
	60% < PTVG ≤ 75%	20.30	12.80
	75% < PTVG ≤ 90%	32.20	20.30
	90% < PTVG	43.00	27.10
No guarantee		56.90	35.90

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The guarantees used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. A guarantee can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the bank and only guarantees the debtor's credits with respect to which it is imputed (not shared with other debtors). The invoices assigned in the factoring operations, nor the guarantees associated with the mortgage loans, regardless of their coverage clause, will not be considered in the calculation.

For the calculation of the PTVG ratio, the following considerations must be taken:

i. Transactions with specific guarantees: when the debtor granted specific guarantees, for generic commercial loans and factoring, the PTVG ratio is calculated independently for each secured transaction, such as the division between the amount of the loans and the contingent credit exposure and the value of the real guarantee that protects it.
ii. Transactions with general guarantees: when the debtor granted general or general and specific guarantees, the Bank calculates the respective PTVG, jointly for all generic commercial loan and factoring and not contemplated in the preceding paragraph i), as the division between the sum of the amounts of the loans and exposures of contingent credits and the general, or general and specific guarantees that, according to the scope of the remaining coverage clauses, safeguard the credits considered in the numerator of the mentioned ratio.

The amounts of the guarantees used in the PTVG ratio of numbers i) and ii) must be determined according to:

- The last valuation of the guarantee, be its appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 of the Updated Collection of Standards should be considered.
- Possible situations that could be causing temporary increases in the values of the guarantees.
- Limitations on the amount of coverage established in their respective clauses.

d. Provisions related to financing with a FOGAPE Covid-19 guarantee

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE Covid-19 guarantee, for which the expected losses must be determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the Compendium of Accounting Standards. This calculation must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable. Therefore, the total amount of the expected losses resulting from the aggregate calculation of each group of operations must be contrasted with the respective total deductible amount that corresponds to them and proceed as follows: when the expected losses of the operations of a group to which the same percentage of deductible corresponds, determined according to the procedure indicated are less than or equal to the aggregate amount of the deductible, the provisions will be determined without considering the coverage of FOGAPE Covid-19, that is, without substituting the credit quality of the direct debtor for the guarantee and when they are greater than the aggregate amount of the deductible, the provisions will be determined using the substitution method provided in section 4.1 letter a) of Chapter B-1 of the Compendium of Accounting Standards and will be recognized in separate accounts at that of commercial, consumption and housing provisions. As of December 31, 2021, the Bank maintains a stock of $35,303 million ($35,789 million as of December 31, 2020). See Note No. 10 and No. 31.

III. Additional provisions

According to CMF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector. According to N°09 B-1 Chapter from the CMF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

IV. Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (CMF).

These charge-offs refer to the derecognition from the Consolidated Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Consolidated Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V. Recovery of loans previously charged off and accounts receivable from customers

Any recovery on "Loans and accounts receivable from customers" previously charged-off will be recognized as a reduction in the credit risk provisions in the Consolidated Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

q) Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i. Has a present obligation (legal or constructive) as a result of past events, and
ii. it is probable that an outflow of resources will be required to settle these obligations and
iii. the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The Consolidated Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more than likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

- Provisions for employee salaries and expenses
- Provisions for mandatory dividends
- Provisions for contingent loan risks
- Provisions for contingencies

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

r) Income taxes and deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted.

Current taxes for the asset correspond to the provisional payments that exceed the provision for income tax or other loans at income tax, such as training expenses or donations to universities. Additionally, the monthly tax payment (P.P.M.) for recovering by profits absorbed by tax losses. In the case of liabilities they correspond to the provision for income tax calculated according to the results tax for the period, deducted the mandatory or voluntary provisional payments and other credits that apply to this obligation.

s) Use of estimates

The preparation of the financial statements requires the Bank's management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques.

The Bank has established allowances to cover cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers' ability to pay. Increases in the allowances for loan losses are reflected as "Provision for loan losses" in the Consolidated Statement of Income.

Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the CMF. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank's Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates are based on the best available information and mainly refer to:

- Allowances for loan losses (Notes 9, 10, and 31)
- Impairment losses of certain assets (Notes 8, 8, 10, 11, and 34)
- The useful lives of tangible and intangible assets (Notes 13, 14 and 34)
- The fair value of assets and liabilities (Notes 6, 7, 8, 11 and 38)
- Commitments and contingencies (Note 23)
- Current and deferred taxes (Note 15)

t) Non-current assets held for sale

Non-current assets held for sale and discontinued operations

As of December 31, 2021 and 2020, the Bank classified the investments in associates held up to now in Redbanc and Transbank as held for sale, in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations", because expects to recover the book value primarily through the sale of these investments. In order to carry out this reclassification, the Bank has ensured that it complies with the requirements established for this:

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

- It must be available in its current conditions for immediate sale and its sale must be highly probable.
- For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or group of assets for its disposal), and a program to find a buyer and complete said purchase must have been actively initiated.
- I must also expect the sale to meet the conditions for recognition as a sale ended within the year following the date of classification.

For this, the Bank will measure investments at book value, since it represents the lower value in relation to fair value less costs of sale. Additionally, the Bank will recognize any impairment loss on non-current assets held for sale, as a reduction of the value of said assets up to fair value less costs to sell.

As of December 31, 2021, the Bank does not have assets classified as "non-current assets held for sale".

Assets received or awarded in lieu of payment.

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value. A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In both cases, an independent appraisal is performed.

Any excess of the outstanding loan balance over the fair value is recognized in the Consolidated Statement of Income under "Provision for loan losses".

These assets are subsequently valued at the lower of the amount initially recorded and the net realizable value, which corresponds to its fair value (liquidity value determined through an independent appraisal) less their respective costs of sale. The difference between both are recognized in the Consolidated Statement under "Other operating expenses".

At the end of each year the Bank performs an analysis to review the "selling costs" of assets received or awarded in lieu of payments which will be applied at this date and during the following year. On December 2021 the average selling cost has been estimated at 3.2% of the appraisal value (3.1% for December 31, 2020). Additionally, every 18 months a review of the appraisals (independent) is carried out to adjust the fair value of the assets.

In general, it is estimated that these assets will be disposed of within a period of one year from their award date. In compliance with the provisions of article 84 of the General Banking Law, those goods that are not sold within said period are punished in a single installment. On March 25, 2021, the CMF the CMF issued circular No. 2247 where it has resolved to grant an additional period of eighteen months for the sale of all assets that financial institutions have received in payment or are awarded between 1 March 2020 until September 30, 2021, also allowing the punishment of said assets to be carried out in installments, proportional to the number of months between the date of receipt and the date set by the bank for disposal.

u) Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt. As of December 31, 2021 and 2020, the Bank did not have any instruments that generated dilution.

v) Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as an financial assignment based on the nature of the debtor (creditor) under "Deposits in the Central Bank of Chile," "Deposits in financial institutions" or "Loans and accounts receivable from customers" ("Central Bank of Chile deposits," "Deposits from financial institutions" or "Customer deposits").

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

w) Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank's scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Statement of Financial Position. Management fees are included in "Fee and commission income" in the Consolidated Statement of Income.

x) Provision for mandatory dividends

As of December 31, 2021 and 2020, the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank's internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders' meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from "Retained earnings" – "Provision for mandatory dividends" in the Consolidated Statement of Changes in Equity with offset to Provisions.

y) Employee benefits

i. Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are:

I. Aimed at the Bank's management.
II. The general requirement is that the beneficiary must still be employed by the Bank when reaching 60 years old.
III. The Bank will mixed collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank.
IV. The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost.

Components of defined benefit cost include:

- Current service cost and any past service cost, which are recognized in profit or loss for the period;
- net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
- new liability (asset) remeasurements for net defined benefit include: (a) actuarial gains and losses; (b) the performance of plan assets, and;
  (c) changes in the effect of the asset ceiling which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Bank with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Statement of Income. Given the plan's structure, it does not generate actuarial gains or losses. The plan's performance is established and fices during the period; consequently, there are no changes in the asset's cap. Accordingly, there are no amounts recognized in other comprehensive income.

The post-employment benefits liability, recognized in the Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii. Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii. Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period.

z) New accounting pronouncements

I. Adoption of new accounting standards and instructions issued by both the current Commission for the Financial Market (CMF) and by The International Accounting Standards Board:

At the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the current CMF and the International Accounting Standards Board, which have been fully adopted by the Bank, are detailed below.

1. **Accounting Standards issued by the current Financial Market Commission (CMF), exSuperintendency of Banks and Financial Institutions.**

Circular N° 2,285 – Fianncial report R11 on Systemic Bank Clasification. Instructions are supplemented and first report deadline is extended.
This circular released January 26, 2021, supplements the instructions to prepare the new report R11, it also extends its first deadline until March 1, 2021. The first report will contain information related to each month of the 2020 year. The bank immediately implemented this circular and is currently reporting the report in the right time and manner.

Circular N ° 2,288 - Incorporates new files R01, R02, R06, R07 and R08 related to the measurement of solvency levels, equity cash and assets weighted by credit, market and operational risk. This circular issued on April 27, 2021, in order to obtain the information that is required for the application of the new Chapters 21-1 to 21-30 of the Updated Compilation of Standards for Banks, on the implementation of the capital framework of the Basel III standards, the files R01 "Limits of solvency and effective equity" are created, R02 "Regulatory capital instruments", R06 "Assets weighted by credit risk", R07 "Assets weighted by market risk" and R08 "Assets weighted by operational risk ", together with the new tables that complement them.

2. Accounting Standards issued by the International Accounting Standards Board

Reform of the benchmark interest rate. Phase 2 - On August 27, 2020 the IASB has finalized its response to the ongoing rate reform of interbank offer (IBOR) and other reference interest rates by issuing a package of amendments to IFRS Standards. The amendments are intended to help companies provide investors with useful information on the effects of the reform on the states financial institutions of those companies. The amendments complement those issued in 2019 and focus on the effects on the financial statements when a company replaces the rate of reference interest for an alternative reference rate as a result of the reform.

The modifications of this final phase refer to:

- changes in contractual cash flows: a company will not have to derecognise or adjust the carrying amount of instruments due to the changes required by the reform, but will update the effective interest rate to reflect the change to the reference rate alternative;

- hedge accounting - a business will not have to discontinue its hedge accounting just because it makes the changes required by the reform, if the hedge meets the other hedge accounting criteria; Y

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

- disclosures: a company will be required to disclose information about new risks arising from the reform and how it manages the transition
  at alternative reference rates.

These amendments are effective for annual reporting periods beginning on or after January 1, 2021, and early adoption is permitted. The Bank has been working since 2019 on the transition of different risk-free reference rates (hereinafter also "RFR"), including the LIBOR rate. In this context, the Bank's work plan includes the identification of the impacted customers, the impacted areas, the various risks to which the Bank is exposed, the determination of work teams regarding each risk, the involvement of the high administration in a robust project governance plan and an action plan for each of the impacted identified risk/areas, which we allowed to face this challenge successfully, see note N° 39.

Amendment to IFRS 16 - Rental concessions related to Covid-19. On May 29, 2020, the IASB issued this amendment to provide an exception to tenants from not accounting for a lease concession as a lease amendment if it is related to Covid-19. But you must disclose the application of this exception. The modification is effective as of June 1, 2020, with early application allowed even for financial institutions that have not yet been authorized as of May 28, 2020. The Bank has decided not to take any concession in relation to its lease contracts, therefore that this modification has not had an impact on the Bank's Consolidated Financial Statements.

II. New accounting standards and instructions issued by both the Commission for the Financial Market (CMF) and by the International Accounting Standards Board that have not come into effect as of December 31, 2021.

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them, which were not mandatory as of December 31, 2021. Although in some cases the early application is permitted by the IASB, the Bank has not taken that option.

1. Accounting Standards issued by the current Financial Market Commission (CMF), exSuperintendency of Banks and Financial Institutions.

Circular N ° 2243 - Compendium of Accounting Standards for Banks. On December 20, 2019, the CMF issued the updated version of the compendium of accounting standards for banks (CNCB), which mainly incorporates the new modifications introduced by the International Accounting Standards to the international financial reporting standards (IFRS) in recent years, particularly IFRS 9, 15 and 16, also establishes new limitations or precisions due to the need to follow more prudential criteria (ie. Chapter 5 of impairment of IFRS 9) that are detailed in chapter A-2. The amendments seek greater convergence with IFRS, improve financial information disclosures and contribute to the transparency of the banking system. On April 20, 2020, the CMF issued Circular No. 2249 that postpones the entry into force of the new CNCB from January 1, 2011 with a transition date of January 1, 2021 for purposes of comparative financial statements in March 2022. Additionally, the change of criteria for the suspension of the recognition of income for interest and readjustments (chapter B-2), must be adopted no later than January 1, 2022, with the transition date the beginning of any previous month as of such date, recording the impact against equity and revealing the date on which this criterion was adopted. *The Bank has determined that the main impacts are related to with the application of IFRS 9 in the valuation of financial instruments and the application of the new exposure factors to determine the provisions associated with contingent loans. These changes implied an increase in the Bank's Equity by approximately 6.7%.*

Circular No. 2,295 - Compendium of Accounting Standards and Information System Manual. Adjust and update instructions. This circular issued on October 7, 2021, As a result of various analyzes carried out for the implementation of the Basel III standards, this Commission has decided to modify some instructions of the Compendium of Accounting Standards, in order to adapt it to them. Likewise, some adjustments are contemplated that aim to perfect the modifications introduced to the aforementioned Compendium through Circular No. 2,243, of December 20, 2019, whose main purpose was to reconcile it with various changes observed in the International Financial Reporting Standards (IFRS). , particularly with regard to provisions of IFRS9, replacing IAS39.

Circular N ° 2283 - Promotion of market discipline and transparency through the disclosure of information requirements from banking entities (Pillar 3). Incorporates Chapter 21-20 to the Updated Compilation of Standards. Issued on December 1, 2020, this regulation introduces the requirements for banking institutions to disclose information regarding their position and capital structure in a single format, in order to reduce information asymmetries. To do this, banking entities must publish the Pillar 3 document independently or together with their financial statements, reporting each of the tables and forms established in the standard, this will allow the market and users of the information a better evaluation of the situation of each entity when knowing the risk profile of local banking institutions. This regulation becomes effective as of December 1, 2022, and must be published for the first time in 2023 (1st quarter). The Bank is evaluating the impact of implementing this regulation.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2. Accounting Standards issued by the International Accounting Standards Board

IFRS 9, Financial Instruments - On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the regulations already issued together with a new expected loss model and minor modifications to the classification and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive result for certain debt instruments. It also includes an additional guide on how to apply the business model and testing of contractual cash flow characteristics.

On October 12, 2017, "Amendment to IFRS 9: Characteristics of Anticipated Cancellation with Negative Compensation" was published, which clarifies that according to the current requirements of IFRS 9, the conditions established in Test SPPI are not met if the Bank should make a settlement payment when the client decides to terminate the credit. With the introduction of this modification, in relation to termination rights, it is allowed to measure at amortized cost (or FVOCI) in the case of negative compensation.

At the local level, the CMF of Banks has established that this standard is part of the new CNCB applicable as of January 1, 2021, except in relation to the impairment of financial instruments (chapter 5.5) and paragraphs 5.4.1 (a) and (b), 5.4.3. and 5.4.4. regarding placements ("Debt from Banks" and "Credits and accounts receivable from customers", or contingent credits), since the criteria for these topics are defined in chapters B-1 and B-3 of the aforementioned Compendium .

Amendments to IFRS 10 and IAS 28 - Sale and Contribution of Assets between an Investor and its Associate or Joint Venture - On September 11, 2014, the IASB published this amendment, which clarifies the scope of the gains and losses recognized in a transaction that involves to an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all of the gains or losses should be recognized against the loss of control of a business. Likewise, profits or losses resulting from the sale or contribution of a non-business subsidiary (IFRS 3 definition) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or business set.

This standard was initially effective as of January 1, 2016, however, on December 17, 2015 the IASB issued "Effective Date of Amendment to IFRS 10 and IAS 28" indefinitely postponing the entry into force of this standard.

Modification to IAS 1 - Classification of liabilities as current and non-current - On January 23, 2020 the IASB issued this modification that affects only the presentation of liabilities in the statement of financial position. The classification as current or non-current should be based on the rights existing at the end of the reporting period and align the wording in all the affected paragraphs by referring to the right to defer settlement for at least 12 months and specify that only the rights in force at the end The reporting period affects the classification of a liability. Along the same lines, it clarifies that the classification is not affected by the expectations of whether an entity will exercise its right to defer the settlement of a liability and makes it clear that the settlement refers to the transfer to the counterparty of cash, equity instruments , other assets or services. This modification is effective as of January 1, 2022 with retroactive effect, and early application allowed. *This standard has no impact on the Bank's financial position.*

Annual Improvements to IFRSs 2018-2020. On May 15, 2020, the IASB issued the following improvements:
- IFRS 1 First Adoption of IFRS's - Subsidiary as first-time adopter: the amendment allows a subsidiary that applies paragraph D16 (a) of IFRS 1 measure the accumulated differences using the amounts reported by its parent, based on the date.
- IFRS 9 Financial Instruments - Fees in the "10% test" for derecognition of financial liabilities: The amendment clarifies that Fees should include an entity when it applies the "10% test" in paragraph B3.3.6 of IFRS 9 when assessing derecognition of a financial liability. A entity will include only commissions paid and received between the entity (the debtor) and the lender, including commissions paid and received by the entity or the lender on behalf of others.
- IFRS 16 Leases - Lease Incentives: The amendment to Illustrative Example 13 that accompanies IFRS 16 removes from the example the illustration of reimbursement of improvements to the landlord to resolve any possible confusion regarding the treatment of leasing that may arise because of how lease incentives are illustrated in that example.
- IAS 41 Agriculture - Taxes on fair value measurement: the amendment eliminates the requirement of paragraph 22 of IAS 41 for entities exclude cash flows from taxes when measuring the fair value of a biological asset using the present value technique. This will guarantee consistency with the requirements of IFRS 13.

The improvements to IFRS 1, IFRS 9 and IAS 41 are effective as of January 1, 2022, with earlier application permitted. The amendment to IFRS 16 only
refers to an illustrative example, so it does not set an effective date. The Bank's management will evaluate the impact that this standard will have on the presentation of the situation.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Improvements to IAS 16 Property, plant and equipment - Income before intended use. On May 15, 2020, the IASB published this improvement, which prohibits deducting from the cost of an item of property, plant and equipment any income from the sale of items produced while they are located and placed in the necessary conditions for it to operate. in the manner intended by management. Instead, an entity recognizes the income from the sale of those items and the cost of producing them, in profit or loss. This amendment is effective as of January 1, 2022, with early application permitted. The Bank's administration will evaluate the impact that this regulation will have on the presentation of the statement of situation.

Modification IAS 37 - Onerous contracts, costs of fulfilling a contract. On May 15, 2020, the IASB published this amendment, which establishes that the cost of fulfilling a contract comprises the costs that are directly related to the contract. The costs that are directly related to a contract can be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that are directly related to the fulfillment of contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used to fulfill the contract). This amendment is effective as of January 1 2022, with early application allowed. The Bank's management will evaluate the impact that this standard will have on the presentation of the statement situation.

Modification to IFRS 3 - Reference to the conceptual framework. On May 15, 2020 the IASB published this amendment which updates IFRS 3 to refer to the 2018 Conceptual Framework instead of the 1989 Framework. Additionally, it adds to IFRS 3 a requirement for transactions and other events within the scope of IAS. 37 or IFRIC 21, for an acquirer to apply IAS 37 or IFRIC 21 (instead of the Conceptual Framework) in identifying liabilities assumed in a business combination, and adds an explicit statement stating that an acquirer should not recognize assets contingents acquired in a business combination. This amendment is effective as of January 1, 2022, with early application permitted. The Bank's management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Amendment to IAS 8 - Definition of accounting estimates. On February 12, 2021, the IASB published this amendment to help companies entities to distinguish between accounting policy and accounting estimate. The definition of change in accounting estimates is replaced with a definition of accounting estimates. According to the new definition, accounting estimates are "monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period. The above application is allowed. The Bank management will assess the impact that this standard will have on the presentation of the statement of financial position.

Modification to IAS 1 and Statements of practice of IFRS 2 - Disclosures of accounting policies. On February 12, 2021, the IASB published This amendment is intended to help preparers in the decision to identify which accounting policies should be disclosed in their statements financial. Modifications include:

- An entity is required to disclose its material accounting policy information rather than its significant accounting policies;
- explains how an entity might identify material accounting policies and gives examples of when accounting policies are likely to be materials;
- the amendments clarify that information on accounting policies may be material due to its nature, even if the amounts related are immaterial; the amendments clarify that information about accounting policies is material if the users of the statements financiers of an entity will need it to understand other material information in the financial statements; and
- the amendments clarify that, if an entity discloses immaterial accounting policy information, such information will not hide the information accounting policy material.

In addition, the IFRS 2 Practice Statement has been modified by adding guidance and examples to explain and demonstrate the application of the "process of four-step materiality" to accounting policy information to support the amendments to IAS 1.

Modifications are applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Early application is allowed. Once the entity applies the amendments to IAS 1, it is also allowed to apply amendments to the IFRS 2 Practice Statement. The Bank's management will assess the impact that this standard will have on the presentation of the state of affairs.

Modification of IAS 12 - Deferred taxes on assets and liabilities generated from a single transaction. This Amendment issued on May 7 of 2021, on the treatment of deferred taxes on operations such as leases and decommissioning obligations. in these situations, entities must recognize deferred assets and liabilities in the event that temporary differences occur, both deductible and taxable for the same amount. The modifications are effective for fiscal years beginning on or after January 1, 2023, with application advance allowed. The Bank's management will evaluate the impact that this standard will have on the presentation of the statement of financial position.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Modification of IFRS 17 - Initial Application of IFRS 17 and IFRS 9, Comparative information. This Amendment issued on December 9, 2021. This amendment allows an entity that applies IFRS 17 and IFRS 9 for the first time at the same time, to apply a "classification overlap", for the purpose of presenting comparative information about financial assets if the comparative information about such financial assets has not been restated under IFRS9. Comparative information on a financial asset will not be restated if the entity elects not to restate prior periods or the entity restates prior periods but the financial asset has been derecognized during those prior periods. A The entity that chooses to apply the modification applies it when it applies IFRS 17 for the first time. The Bank's management will evaluate the impact that this rule will have on the presentation of the statement of financial position

NOTE 02
ACCOUNTING CHANGES

As of the date of these Consolidated Financial Statements, there are no accounting changes to disclose.

NOTE 03
SIGNIFICANT EVENTS

As of December 31, 2021, the following significant events have occurred and affected the Bank's operations and Consolidated Financial Statements.

a) The Board

On March 30, 2021, in an extraordinary session of the Board of Directors, it was agreed to modify the summons to the Ordinary Shareholders Meeting, initially scheduled for April 29, 2021, with the in order to propose a new distribution of profits and payment of dividends, taking it from the 60% of the retained earnings as of December 31, 2020 equivalent to $ 1.64751729 per share and to propose that 40% of the profits for the fiscal year 2020 is destined to increase the Bank's reserves.

b) Shareholders Meeting

At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 29, 2021, together with approving the Financial Statements for the year 2020, it was agreed to distribute 60% of the net profits for the year (which are called in the financial statements " Profit attributable to equity holders of the Bank "), which amounted to $ 517,447 million. Said profits correspond to a dividend of $ 1.64751729 for each share. Likewise, it was approved that the remaining 40% of the profits be destined to increase the Bank's reserves.

Appointment of external auditors: the appointment of PricewaterhouseCoopers Consultores Auditores SpA as external auditors for the 2021 financial year is approved.

c) COVID-19

The aid measures that the Bank has granted in the current pandemic context are classified into new operations granted under Fogape guarantees and rescheduled operations:

Covid-19	As of December 31, 2021 MCh$
Operations with Fogape guarantee	1,131,940
Reschedulings	7,877,036
Reactivate Fogape	876,698

In view of the persistence of the Covid-19 pandemic, with the consequent effects on the normal development of economic activities, on April 23, 2021, the CMF instructed to extend until July 31, 2021, the exceptional treatment of provisions group and individual credit risk.

NOTE 03
SIGNIFICANT EVENTS, continued

d) Laws and Regulation

Central Bank of Chile

Due to the importance of the FCIC for the implementation of monetary policy and financial stability and considering the evolution of the financing needs of companies and the adjustments in the Government's guarantee programs, the Central Bank of Chile announced on 27 January 2021, the start of a third stage of this instrument (FCIC3). In particular, this new stage is aimed at: (i) completing the committed execution of this monetary policy instrument, and (ii) deepening and extending commercial credit due to the prolongation of the sanitary emergency and the need to support the country's reactivation process, responding to the current financial needs of companies, complementing the recently enacted Fogape-Reactiva program, especially in its refinancing line. FCIC 3 came into effect on March 1, 2021 and there will be a limit of US $ 2 billion per bank. Additionally, the Fogape-Reactiva program is a new economic support measure that includes financing for working capital, investment and refinancing for SMEs until December 31, 2021.

Others

On April 13, 2021, Law No. 21,314 was published in the Official Gazette, which, among other matters, establishes new transparency requirements and reinforces the responsibilities of market agents. One of the requirements is that companies issuing public offering securities must publish, at least 30 days in advance, the date on which the next financial statements will be disclosed, be they annual or quarterly. The Bank complied with this requirement on its website.

e) Companies

On January 7, 2021, the Extraordinary Shareholders' Meeting of Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile SA agreed to pay the total subscribed and unpaid equity by its shareholders, for a total amount of Ch$ 3,727 million. Shareholder Santander Asesorias Financieras made its payment in cash for Ch$ 800 thousand. The shareholder Banco Santander-Chile made its payment in part with cash for Ch$ 38 million and also contributing assets valued by the extraordinary Shareholders' Meeting at Ch$ 3,689 million.

On January 29, 2021, in exempt resolution N°704, the Council of the Financial Market Commission adopted in the Ordinary Session N°. 220 dated January 28, 2021, to approve the application for authorization of operation for Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. as a bank support company and its registration in the single register of Payment Card Operators of this Institution.

On March 22, 2021, Getnet, through an Extraordinary Shareholders' Meeting, agreed to modify the company's bylaws with regard to the number of Directors, from 3 to 5.

f) Issuance of bank bonds and regulatory capital instruments

f.1) Senior bonds

During December 2021, the Bank has issued current bonds for USD 693,000,000, JPY 25,000,000,000 y CHF 340,000,000. The detail of the placements made during the current year is included in Note 19.

Series	Currency	Term (years)	Issuance rate (Annual) %	Issue date	Amount	Maturity date
USD	USD	2 years and 10 months	0.71	02-25-2021	50,000,000	12-28-2023
USD	USD	2 years and 11months	0.72	02-26-2021	100,000,000	01-26-2024
USD	USD	7 years	2.05	06-09-2021	27,000,000	06-09-2028
USD	USD	5 years	1.64	07-15-2021	16,000,000	07-15-2026
USD	USD	10 years	3.18	10-21-2021	500,000,000	10-26-2031
Total	**USD**				**693,000,000**	

NOTE 03
SIGNIFICANT EVENTS, continued

JPY	JPY	5 years	0.35	05-13-2021	10,000,000,000	05-13-2026
JPY	JPY	4 years	0.40	07-12-2021	2,000,000,000	07-22-2025
JPY	JPY	4 years	0.42	07-13-2021	10,000,000,000	07-28-2025
JPY	JPY	4 years and 5 months	0.48	11-08-2021	3,000,000,000	05-18-2026
Total	**JPY**				**25,000,000,000**	
CHF	CHF	6 years	0.33	06-22-2021	150,000,000	06-27-2027
CHF	CHF	5 years	0.30	10-12-2021	190,000,000	10-22-2026
Total	**CHF**				**340,000,000**	

f.2 Regulatory capital instruments

On October 21, 2021, Banco Santander Chile issued a perpetual bond in foreign markets, which contributed to satisfy our level 1 capital requirement (AT1). This perpetual bond was acquired by a related company for an amount of USD700,000,000 at a 4.625% interest rate. See note 41.

g) Additional provisions

The Bank's Board of Directors approved the constitution of additional voluntary provisions in order to mitigate eventual future effects of the current health crisis on the Bank's loan portfolio. During 2021, additional provisions were constituted for a total amount of $132,000 million, the detail is as follows:

- February 3, 2021 for MCh $ 24,000.
- May 25, 2021 for MCh $ 18,000.
- July 27, 2021 for MCh $ 15,000.
- August 24, 2021 for MCh $ 15,000.
- October 21, 2021 for MCh $ 30,000.
- November 25, 2021 for MCh $ 20,000.
- December 28, 2021 for MCh $ 10,000.

h) Investments in companies

In Ordinary Session dated June 22, 2021, the Board of Directors agreed to participate in the capital increase of the company Transbank S.A.

On July 15, 2021, the sale of the shares held in the Banco Latinoaméricano de Comercio Exterior (Bladex), whose book value was $ 136 million, was carried out, which generated a profit of $ 148 million.

During July 2021 and September 2021, the Bank made disbursed Ch$2,500 million and Ch$4,999 million, respectively for the capital increases of Transbank S.A.

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management's internal information system by segment.

Inter-segment transactions a re conducted under normal arm's length commercial terms and conditions. Each segment's assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis. A business segment comprises clients to whom a differentiated product offering is directed but which are homogeneous in terms of their performance and which is measured in a similar way.
In order to achieve compliance with the strategic objectives established by senior management and adapt to changing market conditions, from time to time, the Bank makes adjustments in its organization, modifications that in turn impact to a greater or lesser extent, in the way in which it is managed. As such, current disclosure provides information for all periods presented on how the Bank is managed as of December 31, 2021.
The Bank has the reportable segments noted below:

NOTE 04
REPORTING SEGMENTS

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$2,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$2,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank's investment portfolio.

Corporate Activities ("Other")

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank's available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments' accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment's financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Below are the tables showing the Bank's results by business segment, for the periods ending as of December 31, 2021 and 2020:

NOTE 04
REPORTING SEGMENTS, continued

	December 31, 2021							
	Loans and accounts receivable from customers (1)	Demand and time deposits (2)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment's net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	25,784,719	14,779,739						
			1,044,730	262,265				**536,302**
Retail Banking	8,511,500	6,232,188	334,768	43,903	37,932	(192,338)	(616,287)	**234,027**
Middle-market			97,817	33,256	20,132	(70,055)	(94,721)	**164,246**
Global Corporate Banking	2,260,031	6,010,150	339,031	(6,673)	112,198	(1,974)	(77,051)	**142,280**
Other	78,518				(37,065)	(141,208)	(11,805)	
		1,009,916						
Total	**36,634,768**	**28,031,993**	**1,816,346**	**332,751**	**133,197**	**405,575**	**(799,864)**	**1,076,855**
Other operating income								20,461
Other operating expenses								(117,054)
Income from investments in associates and other companies								(663)
Income tax expense								(194,679)
Result of continuous operations								**784,920**
Result of discontinued operations								**-**
Net income for the period								**784,920**

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.
(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.
(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

NOTE 04
REPORTING SEGMENTS, continued

	December 31, 2020							
	Loans and accounts receivable from customers (1)	Demand and time deposits (2)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment's net contribution
	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	24,279,248	12,018,691	1,049,543	213,431	28,051	(253,261)	(596,464)	**441,300**
Middle-market	8,136,402	5,588,657	346,225	38,335	18,311	(105,846)	(91,132)	**205,893**
Global Corporate Banking	1,704,494	5,051,538	114,229	23,180	78,165	(49,295)	(72,715)	**93,564**
Other	289,026	2,483,798	83,851	(7,668)	17,058	(102,671)	(8,235)	**(17,665)**
Total	**34,409,170**	**25,142,684**	**1,593,848**	**267,278**	**141,585**	**(511,073)**	**(768,546)**	**723,092**
Other operating income								21,652
Other operating expenses								(92,446)
Income from investments in associates and other companies								1,388
Income tax expense								(131,123)
Result of continuous operations								**522,563**
Result of discontinued operations								-
Net income for the period								**522,563**

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.
(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.
(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

NOTE 05
CASH AND CASH EQUIVALENTS

a) The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Cash and deposit in banks		
Cash	883,322	665,397
Deposit in the Central Bank of Chile	673,396	1,313,394
Deposit in domestic banks	30,265	1,571
Deposit in foreign banks	1,294,575	822,926
Subtotal	**2,881,558**	**2,803,288**
Cash items in process of collection, net	10,337	91,332
Cash and cash equivalents	**2,891,895**	**2,894,620**

NOTE 05
CASH AND CASH EQUIVALENTS continued

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month.

b) Operations in process of settlement:

Operations in process of settlement are transactions with only settlement pending, which will increase or decrease the funds of the Central Bank of Chile or of banks abread, usually within the next 24 or 48 working hours to each end of operation. These operations are as follows:

		As of December 31,	
		2021	2020
		MCh$	MCh$
Assets			
Documents held by other banks (document to be cleared)		122,474	137,396
Funds receivable		267,797	315,567
	Subtotal	**390,271**	**452,963**
Liabilities			
Funds payable		379,934	361,631
	Subtotal	**379,934**	**361,631**
Cash items in process of collection, net		**10,337**	**91,332**

NOTE 06
TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Chilean Central Bank and Government securities		
Chilean Central Bank Bonds	713	419
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	67,936	131,827
Subtotal	**68,649**	**132,246**
Other Chilean securities		
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	4,698	1,472
Other Chilean securities	-	-
Subtotal	**4,698**	**1,472**
Foreign financial securities		
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	**-**	**-**
Investments in mutual funds		
Funds managed by related entities	-	-
Funds managed by third parties	-	-
Subtotal	**-**	**-**
Total	**73,347**	**133,718**

As of December 31, 2021 and 2020, there were no trading investments sold under contracts to resell to clients and financial institutions.

NOTA 07
INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATION UNDER REPURCHASE AGREEMENTS

a) As of December 31, 2021 and 2020, the Bank does not have investment under resale agreements.

b) Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2021 and 2020, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,							
	2021				2020			
	From 1 day and less than 3 month MCh$	More tan 3 months and less than 1 year MCh$	More than 1year MCh$	Total MCh$	From 1 day and less than3 month MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$
Securities from the Chilean Government and the Chilean Central Bank:								
Chilean Central Bank Bonds	-	-	-	-	-	-	-	-
Chilean Central Bank Notes	76,725	-	-	**76,725**	461,961	-	-	**461,961**
Other securities from the Government and the Chilean Central Bank	9,829	-	-	**9,829**	507,448		-	**507,448**
Subtotal	**86,554**		-	**86,554**	**969,409**		-	**969,409**
Instruments from other domestic institutions:								
Timedeposits in Chilean fiancial institutions	80	-	-	**80**	399		-	**399**
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	**80**	-	-	**80**	**399**		-	**399**
Foreign financial securities:			-				-	
Foreign government or central bank securities	-	-	-	-	-	-	-	-
Other foreign Chilean securities	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:	-	-	-	-	-	-	-	-
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by other	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
			-				-	
Total	**86,634**	-	-	**86,634**	**969,808**		-	**969,808**

NOTA N°07
INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATION UNDER REPURCHASE AGREEMENTS, continued

c) Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2021 and 2020, value at fair value:

	As of December 31,					
	2021			2020		
	Available for sale portfolio MCh$	Trading portfolio MCh$	Total MCh$	Available for sale portfolio MCh$	Trading portfolio MCh$	Total MCh$
Securities from the Chilean Government and the Chilean Central Bank:						
Chilean Central Bank Bonds	-	-	-	-	-	-
Chilean Central Bank Notes	76,786	-	76,786	461,965	-	461,965
Other securities from the Government and the Chilean Central Bank	9,877	-	9,877	507,543	-	507,543
Subtotal	86,663	-	86,663	969,508	-	969,508
Other Chilean securites:						
Time deposits in Chilean financial institutions	80	-	80	399	-	399
mortgage finance bond of Chilean financial institutions	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-
Subtotal	80	-	80	399	-	399
Foreign financial securities:						
Foreign Central Bank and Government securities	-	-	-	-	-	-
Other Foreign financial instruments	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-
Total	86,743	-	86,743	969,907	-	969,907

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a) As of December 31, 2021 and 2020, the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2021					
	Notional amount				Fair value	
	Up to 3 Months MCh$	More than 3 months to 1 year MCh$	More than 1 year MCh$	Total MCh$	Assets MCh$	Liabilities MCh$
Fair value hedge derivatives						
Currency forwards	-	-	-	-	-	-
Interest rate swaps	210,000	87,817	8,505,400	**8,803,217**	22,933	587,702
Cross currency swaps	338,475	3,056,063	5,026,463	**8,421,001**	493,175	118,199
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	**548,475**	**3,143,880**	**13,531,863**	**17,224,218**	**516,108**	**705,901**
Cash flow hedge derivatives						
Currency forwards	359,062	920,278	-	**1,279,340**	3,497	1,590
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	456,684	1,033,671	11,469,640	**12,959,995**	109,531	656,719
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	**815,746**	**1,953,949**	**11,469,640**	**14,239,335**	**113,028**	**658,309**
Trading derivatives						
Currency forwards	20,194,866	12,383,299	11,511,386	**44,089,551**	1,088,194	1,199,062
Interest rate swaps	13,982,685	25,156,483	104,333,279	**143,472,447**	3,009,922	2,997,634
Cross currency swaps	4,920,123	14,514,848	164,061,282	**183,496,253**	5,392,946	5,308,260
Call currency options	37,321	45,852	427	**83,600**	3,232	1,137
Call interest rate options	-	-	-	-	-	-
Put currency options	35,482	174,910	-	**210,392**	177	892
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	504,000	**504,000**	-	46
Subtotal	**39,170,477**	**52,275,392**	**280,410,374**	**371,856,243**	**9,494,471**	**9,507,031**
Total	**40,534,698**	**57,373,221**	**305,411,877**	**403,319,796**	**10,123,607**	**10,871,241**

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2020					
	Notional amount				Fair value	
	Up to 3 months MCh$	More than 3 months to 1 year MCh$	More than 1 year MCh$	Total MCh$	Assets MCh$	Liabilities MCh$
Fair value hedge derivatives						
Currency forwards	-	-	-	-	-	-
Interest rate swaps	50,000	410,687	5,064,113	**5,524,800**	33,816	83,666
Cross currency swaps	317,400	601,987	5,634,700	**6,554,087**	294,562	178,529
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	**367,400**	**1,012,674**	**10,698,813**	**12,078,887**	**328,378**	**262,195**
Cash flow hedge derivatives						
Currency forwards	2,121,326	503,280	601,582	**3,226,188**	2,985	3,556
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	424,358	498,373	9,777,491	**10,700,222**	35,902	183,386
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	**2,545,684**	**1,001,653**	**10,379,073**	**13,926,410**	**38,887**	**186,942**
Trading derivatives						
Currency forwards	22,729,787	12,175,074	8,215,576	**43,120,437**	1,085,327	1,158,904
Interest rate swaps	14,006,503	22,118,742	97,803,009	**133,928,254**	3,651,651	3,588,912
Cross currency swaps	6,719,065	15,138,056	138,352,345	**160,209,466**	3,921,440	3,819,446
Call currency options	129,339	31,641	57,581	**218,561**	1,527	909
Call interest rate options	-	-	-	-	-	-
Put currency options	112,145	16,173	58,276	**186,594**	4,875	1,352
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	**43,696,839**	**49,479,686**	**244,486,787**	**337,663,312**	**8,664,820**	**8,569,523**
Total	**46,609,923**	**51,494,013**	**265,564,673**	**363,668,609**	**9,032,085**	**9,018,660**

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b) Microhedge accounting

Fair value microhedge

The Bank uses cross-currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

The hedged items and hedge instruments under fair value hedges as of December 31, 2021 and 2020, classified by term to maturity are as follows:

As of December 31, 2021	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Available for sale investments					
Chilean Sovereign bonds	12,817	-	71,093	18,371	**102,281**
Mortgage finance bonds	202	-	-	-	**202**
American treasury bonds	-	-	427,240	1,012,559	**1,439,799**
Chilean General treasury bonds	-	-	73,915	-	**73,915**
Central bank bonds (BCP)	-	-	-	-	**-**
Time deposits and other demand liabilities					
Time deposits	250,896	-	-	-	**250,896**
Issued debt instruments					
Senior bonds	646,751	1,182,672	2,570,773	1,042,756	**5,442,952**
Subordinated bonds	-	85,448	-	170,896	**256,344**
Obligations with Banks:					
Interbank loans	2,049,044	-	-	-	**2,049,044**
Central bank loans	-	6,178,000	-	-	**6,178,000**
Total	**2,959,710**	**7,446,120**	**3,143,021**	**2,244,582**	**15,793,433**
Hedging instrument					
Cross currency swaps	2,811,893	1,168,120	2,644,687	615,516	**7,240,216**
Interest rate swaps	147,817	6,278,000	498,334	1,629,066	**8,553,217**
Total	**2,959,710**	**7,446,120**	**3,143,021**	**2,244,582**	**15,793,433**

As of December 31, 2020	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Available for sale investments					
Chilean Sovereign bonds	10,687	10,687	138,044	249,440	**408,858**
Mortgage financing bonds	-	918	-	-	**918**
American treasury bonds	-	-	178,118	-	**178,118**
Chilean General treasury bonds	-		-	-	
Central bank bonds	-		-	-	
Time deposits and other demand liabilities					
Time deposits	58,238	58,217	-	-	**116,455**
Issued debt instruments					
Senior bonds	88,023	801,349	2,112,831	1,220,521	**4,222,724**
Subordinated bonds	-	-	249,363	142,494	**391,857**
Obligations with Banks:					
Interbank loans	-	-	-	-	**-**
Total	**156,948**	**871,171**	**6,543,356**	**1,612,455**	**9,183,930**
Hedging instrument					
Cross currency swaps	96,261	835,484	2,056,864	1,220,521	**4,209,130**
Interest rate swaps	60,687	35,687	4,486,492	391,934	**4,974,800**
Total	**156,948**	**871,171**	**6,543,356**	**1,612,455**	**9,183,930**

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow microhedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of December 31, 2021 and 2020, and the periods when the cash flows will be generated are as follows:

As of December 31, 2021	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Loans and accounts receivables from customers					
Mortgage loan	1,818,996	4,364,910	2,660,486	1,532,213	**10,376,605**
Available for sale investments					
Time deposits (ASI)	-	-	-	-	**-**
Chilean Sovereign bonds	-	-	-	-	**-**
Chilean Central Bank bonds	-	-	532,190	209,411	**741,601**
Time deposits and other time liabilities					
Time deposits	85,448	-	-	-	**85,448**
Issued debt instruments					
Senior bonds (variable rate)	-	-	-	-	**-**
Senior bonds (fixed rate)	566,184	738,136	952,084	480,210	**2,736,614**
Interbank borrowings					
Interbank loans	299,067	-	-	-	**299,067**
Total	**2,769,695**	**5,103,046**	**4,144,760**	**2,221,834**	**14,239,335**
Hedging instrument					
Cross currency swaps	1,490,355	5,103,046	4,144,760	2,221,834	**12,959,995**
Currency forwards	1,279,340	-	-	-	**1,279,340**
Total	**2,769,695**	**5,103,046**	**4,144,760**	**2,221,834**	**14,239,335**

As of December 31, 2020	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Loans and accounts receivables from customers					
Mortgage loan	1,926,918	2,520,951	2,761,742	2,084,180	**9,293,791**
Commercial loans	-	-	-	-	**-**
Available for sale investments					
Time deposits	-	-	42,532	-	**42,532**
Chilean Sovereign bonds	-	-	-	-	**-**
Chilean Central Bank bonds	-	175,875	891,791	196,428	**1,264,094**
Time deposits and other time liabilities					
Time deposits	-	-	-	-	**-**
Issued debt instruments					
Senior bonds (variable rate)	167,430	-	-	-	**167,430**
Senior bonds (fixed rate)	1,125,253	610,385	643,700	415,865	**2,795,203**
Interbank borrowings					
Interbank loans	327,736	35,624	-	-	**363,360**
Total	**3,547,337**	**3,342,835**	**4,339,765**	**2,696,473**	**13,926,410**
Hedging instrument					
Cross currency swaps	922,731	2,741,253	4,339,765	2,696,473	**10,700,222**
Currency forwards	2,624,606	601,582	-	-	**3,226,188**
Total	**3,547,337**	**3,342,835**	**4,339,765**	**2,696,473**	**13,926,410**

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1) Forecasted cash flows for interest rate risk:

As of December 31, 2021	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Inflows	63	97	-	-	**160**
Outflows	(1,015,634)	(274,502)	(215,324)	(51,328)	**(1,556,788)**
Net flows	**(1,015,571)**	**(274,405)**	**(215,324)**	**(51,328)**	**(1,556,628)**
Hedging instrument					
Inflows	1,015,634	274,502	215,324	51,328	**1,556,788**
Outflows (*)	(63)	(97)	-	-	**(160)**
Net flows	**1,015,571**	**274,405**	**215,324**	**51,328**	**1,556,628**

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

As of December 31, 2020	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Inflows	18,219	2,284	2,512	-	**23,015**
Outflows	(90,303)	(123,604)	(104,198)	(83,397)	**(401,502)**
Net flows	**(72,084)**	**(121,320)**	**(101,686)**	**(83,397)**	**(378,487)**
Hedging instrument					
Inflows	90,303	123,604	104,198	83,397	**401,502**
Outflows (*)	(18,219)	(2,284)	(2,512)	-	**(23,015)**
Net flows	**72,084**	**121,320**	**101,686**	**83,397**	**378,487**

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Forecasted cash flows for inflation risk:

As of December 31, 2021	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Inflows	224,007	756,915	806,621	628,763	**2,416,306**
Outflows	(47,028)	(40,278)	(67,100)	(43,980)	**(198,386)**
Net flows	**176,979**	**716,637**	**739,521**	**584,783**	**2,217,920**
Hedging instrument					
Inflows	47,028	40,278	67,100	43,980	**198,386**
Outflows	(224,007)	(756,915)	(806,621)	(628,763)	**(2,416,306)**
Net flows	**(176,979)**	**(716,637)**	**(739,521)**	**(584,783)**	**(2,217,920)**

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

As of December 31, 2020	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Inflows	114,734	257,698	457,046	406,499	**1,235,977**
Outflows	(32,238)	(19,702)	(55,388)	(26,993)	**(134,321)**
Net flows	**82,496**	**237,996**	**401,658**	**379,506**	**1,101,656**
Hedging instrument					
Inflows	32,238	19,702	55,388	26,993	**134,321**
Outflows	(114,734)	(257,698)	(457,046)	(406,499)	**(1,235,977)**
Net flows	**(82,496)**	**(237,996)**	**(401,658)**	**(379,506)**	**(1,101,656)**

b.3) Forecasted cash flows for exchange rate risk:

As of December 31, 2021 and 2020, the Bank did not have cash flow hedges for exchange rate risk.

c) The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income as of December 31, 2021 and 2020, and is as follows:

Hedged item	As of December 31, 2021 MCh$	2020 MCh$
Interbank loans	974	(962)
Time deposits	(8,816)	-
Issued debt instruments	21,701	(6,990)
Available for sale investments	(33,509)	(25,833)
Loans and accounts receivable from customers	(353,931)	(102,980)
Net flows	**(373,581)**	**(136,765)**

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

During the year, the bank did not have any cash flow hedges of forecast transactions.

d) Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	As of December 31, 2021 MCh$	2020 MCh$
Bond hedging derivatives	(3,248)	(3,149)
Interbank loans hedging derivatives	(286)	1
Mortgage loans hedging derivatives	(22,160)	
Cash flow hedge net income	**(25,694)**	**(3,148)**

(*) See Note 24 "Equity", letter e).

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

e) Net investment hedges in foreign operations:

As of December 31, 2021 and 2020, the Bank does not have any net foreign investment hedges in its hedge accounting portfolio.

f) Fair value macrohedges

The Bank has macrocoverages for loans and accounts receivable from clients, specifically for the mortgage loan portfolio and for the commercial loan portfolio, the following is the detail,

As of December 31, 2021	Notional amount				
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Loans and accounts receivables from customers					
Mortgage loan	582,645	-	-	412,190	**994,835**
Commercial loans	150,000	-	100,000	185,950	**435,950**
Total	**732,645**	-	**100,000**	**598,140**	**1.430,785**
Hedging instrument					
Cross currency swaps	582,645	-	-	598,140	**1,180,785**
Currency forwards	150,000	-	100,000	-	**250,000**
Total	**732,645**	-	**100,000**	**598,140**	**1,430,785**

As of December 31, 2020	Notional amount				
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Loans and accounts receivables from customers					
Mortgage loan	823,126	786,352	-	735,479	**2,344,957**
Commercial loans	400,000	150,000	-	-	**550,000**
Total	**1,223,126**	**936,352**	-	**735,479**	**2,894,957**
Hedging instrument					
Cross currency swaps	823,126	786,352	-	735,479	**2,344,957**
Currency forwards	400,000	150,000	-	-	**550,000**
Total	**1,223,126**	**936,352**	-	**735,479**	**2,894,957**

As of December 31, 2021 and 2020, MCh $ 327,938 and MCh $ 210,867 are presented in "other assets" for the valuation of the net assets or liabilities hedged at fair value in a macro hedge (Note No. 16).

NOTE 09
INTERBANK LOANS

a) As of December 31, 2021 and 2020, the balances for "Interbank loans" are as follows:

	As of December 31,	
	2021 MCh$	2020 MCh$
Domestic banks		
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	-	-
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Foreign trade credits Chilean exports	-	4,591
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	(4)
Foreign interbank loans		
Interbank loans – Foreign	428	14,339
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	-	(6)
Total	**428**	**18,920**

b) The amount of provisions and impairment of interbank loans is detailed below:

	As of December 31,					
	2021			2020		
	Domestic banks MCh$	Foreign banks MCh$	Total MCh$	Domestic banks MCh$	Foreign banks MCh$	Total MCh$
Balance as of January 1	**4**	**6**	**10**	-	**19**	**19**
Charge-offs	-	-	-	-	-	-
Provisions established	-	15	**15**	9	21	**30**
Provisions released	(4)	(21)	**(25)**	(5)	(34)	**(39)**
Total	-	-	-	**4**	**6**	**10**

NOTE 10
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a) Loans and accounts receivable from customers

As of December 31, 2021 and 2020, the composition of the loan portfolio is as follows:

As of December 31, 2021	Assets before allowances				Established Allowances (*)			Assets Net Balances MCh$
	Normal portfolio MCh$	Substandard portfolio MCh$	Non-compliance portfolio MCh$	Total MCh$	Individual allowances MCh$	Group allowances MCh$	Total MCh$	
Commercial loans								
Commercial loans (*)	12,092,833	935,943	797,607	**13,826,383**	(262,833)	(240,273)	**(503,106)**	**13,323,277**
Foreign trade loans	1,465,936	45,075	23,782	**1,534,793**	(45,206)	(3,641)	**(48,847)**	**1,485,946**
Checking accounts debtors	81,680	11,504	9,177	**102,361**	(3,482)	(6,575)	**(10,057)**	**92,304**
Factoring transactions	663,335	11,691	3,475	**678,501**	(9,264)	(1,033)	**(10,297)**	**668,204**
Student Loans	49,287	-	6,727	**56,014**	-	(3,496)	**(3,496)**	**52,518**
Leasing transactions	1,105,998	154,469	77,231	**1,337,698**	(17,402)	(11,206)	**(28,608)**	**1,309,090**
Other loans and account receivable	202,568	3,786	16,812	**223,166**	(4,855)	(10,714)	**(15,569)**	**207,597**
Subtotal	**15,661,637**	**1,162,468**	**934,811**	**17,758,916**	**(343,042)**	**(276,938)**	**(619,980)**	**17,138,936**
Mortgage loans								
Loans with mortgage finance bonds	4,094	-	208	**4,302**	-	(31)	**(31)**	**4,271**
Mortgage mutual loans	86,754	-	2,147	**88,901**	-	(351)	**(351)**	**88,550**
Other mortgage mutual	13,392,371	-	390,601	**13,782,972**	-	(73,579)	**(73,579)**	**13,709,393**
Subtotal	**13,483,219**	-	**392,956**	**13,876,175**	-	**(73,961)**	**(73,961)**	**13,802,214**
Consumer loans								
Installment consumer loans	3,447,433	-	145,481	**3,592,914**	-	(226,932)	**(226,932)**	**3,365,982**
Credit card balances	1,272,588	-	7,736	**1,280,324**	-	(30,755)	**(30,755)**	**1,249,569**
Leasing transactions	3,184	-	16	**3,200**	-	(42)	**(42)**	**3,158**
Other consumer loans	121,322	-	1,489	**122,811**	-	(7,091)	**(7,091)**	**115,720**
Subtotal	**4,844,527**	-	**154,722**	**4,999,249**	- -	**(264,820)**	**(264,820)**	**4,734,429**
Total	**33,989,383**	**1,162,468**	**1,482,489**	**36,634,340**	**(343,042)**	**(615,719)**	**(958,761)**	**35,675,579**

(*)Contains fogape provisions for Ch $ 35,503 million.

NOTE 10
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

As of December 31, 2020	Assets before allowances				Established Allowances (*)			
	Normal portfolio MCh$	Substandar portfolio MCh$	Non-compliance portfolio MCh$	Total MCh$	Individual allowances MCh$	Group allowances MCh$	Total MCh$	Assets Net Balances MCh$
Commercial loans								
Commercial loans	12,080,177	700,855	778,863	**13,559,895**	(268,296)	(252,388)	**(520,684)**	**13,039,211**
Foreign trade loans	1,002,748	195,262	41,261	**1,239,271**	(56,499)	(3,513)	**(60,012)**	**1,179,259**
Checking accounts debtors	104,216	9,389	12,005	**125,610**	(4,553)	(7,225)	**(11,778)**	**113,832**
Factoring transactions	488,633	5,195	3,851	**497,679**	(5,839)	(653)	**(6,492)**	**491,187**
Student Loans	56,040	-	7,340	**63,380**	-	(3,630)	**(3,630)**	**59,750**
Leasing transactions	1,119,641	153,005	82,511	**1,355,157**	(17,001)	(8,002)	**(25,003)**	**1,330,154**
Other loans and account	171,523	2,172	22,849	**196,544**	(5,461)	(13,629)	**(19,090)**	**177,454**
Subtotal	**15,022,978**	**1,065,878**	**948,680**	**17,037,536**	**(357,649)**	**(289,040)**	**(646,689)**	**16,390,847**
Mortgage loans								
Loans with mortgage finance	7,428	-	381	**7,809**	-	(45)	**(45)**	**7,764**
Mortgage mutual loans	91,115	-	1,845	**92,960**	-	(329)	**(329)**	**92,631**
Other mortgage mutual loans	11,906,388	-	404,668	**12,311,056**	-	(60,907)	**(60,907)**	**12,250,149**
Subtotal	**12,004,931**	-	**406,894**	**12,411,825**	-	**(61,281)**	**(61,281)**	**12,350,544**
Consumer loans								
Installment consumer loans	3,454,520	-	234,072	**3,688,592**	-	(247,223)	**(247,223)**	**3,441,369**
Credit card balances	1,118,130	-	7,778	**1,125,908**	-	(16,923)	**(16,923)**	**1,108,985**
Leasing transactions	3,105	-	16	**3,121**	-	(35)	**(35)**	**3,086**
Other consumer loans	121,411	-	1,847	**123,258**	-	(4,660)	**(4,660)**	**118,598**
Subtotal	**4,697,166**	-	**243,713**	**4,940,879**	-	**(268,841)**	**(268,841)**	**4,672,038**
Total	**31,725,075**	**1,065,878**	**1,599,287**	**34,390,240**	**(357,649)**	**(619,162)**	**(976,811)**	**33,413,429**

(*)Contains fogape provisions for Ch $ 35,789 million.

NOTE 10
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b) Portfolio characteristics

As of December 31, 2021 and 2020, the portfolio before allowances is as follows, by customer's economic activity:

	Domestic loans (*) As of December 31		Foreign interbank loans (**) As of December 31		Total loans As of December 31		Distribution percentage As of December 31	
	2021 MCh$	2020 MCh$	2021 MCh$	2020 MCh$	2021 MCh$	2020 MCh$	2021 %	2020 %
Commercial loans								
Manufacturing	1,536,388	1,378,221	-	-	1,536,388	1,378,221		4.01
Mining	214,578	433,615	-	-	214,578	433,615		1.26
Electricity, gas, and water	784,838	384,274	-	-	784,838	384,274		1.12
Agriculture and livestock	1,376,343	1,345,864	-	-	1,376,343	1,345,864		3.91
Forest	176,826	179,176	-	-	176,826	179,176		0.52
Fishing	270,880	234,151	-	-	270,880	234,151		0.68
Transport	779,184	777,601	-	-	779,184	777,601		2.26
Communications	341,380	331,115	-	-	341,380	331,115		0.96
Construction	977,633	959,369	-	-	977,633	959,369		2.79
Commerce	4,104,593	3,712,568	428	14,339	4,105,021	3,726,907		10.83
Services	2,596,393	2,863,338	-	-	2,596,393	2,863,338		8.32
Other	4,599,880	4,442,835	-	-	4,599,880	4,442,835		12.91
Subtotal	**17,758,916**	**17,042,127**	**428**	**14,339**	**17,759,344**	**17,056,466**		**49.57**
Mortgage loans	**13,876,175**	**12,411,825**	**-**	**-**		**12,411,825**		**36.07**
Consumer loans	**4,999,249**	**4,940,879**	**-**	**-**		**4,940,879**		**14.35**
Total	**36,634,340**	**34,394,831**	**428**	**14,339**	**36,634,768**	**34,409,170**		**100.00**

(*) Includes domestic interbank loans for Ch$ 0 million as of December 31, 2021 (Ch$ 4,591 million as of December 31, 2020), see Note 9.
(**)Includes foreign interbank loans for Ch$ 428 million as of December 31, 2021 (Ch$ 14,339 million as of December 31, 2020), see Note 9.

NOTE 10
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c) Impaired portfolio (*)

i) As of December 31, 2021 and 2020, the impaired portfolio is the following:

	As of December 31,							
	2021				2020			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
Individually impaired portfolio	608,077	-	-	**608,077**	588,334	-	-	**588,334**
Non-performing loans (collectively evaluated)	301,984	104,225	43,626	**449,835**	331,382	108,625	46,428	**486,435**
Other impaired portfolio	195,049	288,731	111,096	**594,876**	219,660	298,269	197,285	**715,214**
Total	**1,105,110**	**392,956**	**154,722**	**1,652,788**	**1,139,376**	**406,894**	**243,713**	**1,789,983**

(*) The impaired portfolio corresponds to the sum of loans classified as substandard B3 and B4 category as well as the non-compliance portfolio (C1-C6). As they are debtors subject to group evaluation, it includes all the credits of the "Portfolio in Default"

ii) The impaired portfolio with or without warranty as of December 31, 2021 and 2020 is the following:

	As of December 31,							
	2021				2020			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
Secured debt	799,848	371,001	25,996	**1,196,845**	720,785	381,182	34,720	**1,136,687**
Unsecured debt	305,262	21,955	128,726	**455,943**	418,591	25,712	208,993	**653,296**
Total	**1,105,110**	**392,956**	**154,722**	**1,652,788**	**1,139,376**	**406,894**	**243,713**	**1,789,983**

iii) The portfolio of non-performing loans as of December 31, 2021 and 2020 is the following:

	As of December 31,							
	2021				2020			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
Secured debt	163,294	99,351	6,531	**269,176**	177,316	101,279	7,136	**285,731**
Unsecured debt	138,690	4,874	37,095	**180,659**	154,066	7,346	39,292	**200,704**
Total	**301,984**	**104,225**	**43,626**	**449,835**	**331,382**	**108,625**	**46,428**	**486,435**

iv) Reconciliation of loans, with past due loans as of December 31, 2021 and 2020, is the following:

	As of December 31,							
	2021				2020			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
With defaults equal to or greater than 90 days	297,709	102,976	39,969	**440,654**	329,009	107,905	43,128	**480,042**
With defaults up to 89 days, classified in past due portfolio	4,275	1,249	3,657	**9,181**	2,373	720	3,300	**6,393**
Total	**301,984**	**104,225**	**43,626**	**449,835**	**331,382**	**108,625**	**46,428**	**486,435**

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d) Allowances

The changes in allowances balances during 2021 and 2020 is the following:

Activity during 2021	Commercial Loans (*)		Mortgage Loans	Mortgage Loans	Interbank Loans	
	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	MCh$	Total MCh$
Balance as of January 01, 2021	**357,649**	**289,040**	**61,281**	**268,841**	**10**	**976,821**
Allowances established	203,.505	115,728	32,204	169,024	9	**520,470**
Allowances released	(194,512)	(54,125)	(8,879)	(60,705)	(9)	**(318,230)**
Allowances released due to charge-off	(23,600)	(73,705)	(10,645)	(112,340)	-	**(220,290)**
Balance as of December 31, 2021	**343,042**	**276,938**	**73,961**	**264,820**	**10**	**958,771**

(*) Contains allowances for Covid-19 Fogape commercial loans equivalent to Ch$ 35,303 million.

Activity during 2020	Commercial Loans		Mortgage Loans	Mortgage Loans	Interbank Loans	
	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	MCh$	Total MCh$
Balance as of January 01, 2020	**236,549**	**275,893**	**68,461**	**312,245**	**19**	**893,167**
Allowances established	184,691	124,057	15,884	223,493	30	**548,155**
Allowances released	(44,878)	(54,394)	(17,141)	(79,846)	(39)	**(196,298)**
Allowances released due to charge-off	(18,713)	(56,516)	(5,923)	(187,051)	-	**(268,203)**
Balance as of December 31, 2020	**357,649**	**289,040**	**61,281**	**268,841**	**10**	**976,821**

(*) Contains allowances for Covid-19 Fogape commercial loans equivalent to Ch$ 35,789 million.

In addition to credit risk allowances, there are allowances held for:

i) Country risk to cover the risk taken when holding or committing resources with any foreign country, these allowances are established according to country risk classifications as set forth in Chapter 7-13 of the Updated Compilation of Rules, issued by the CMF (ex SBIF), the balances of allowances as of December 31, 2021 and 2020 are Ch$ 194 million and Ch$ 49 million respectively. These are presented as "Allowances" in the liabilities section of the "Consolidated Statement of Financial Position".

ii) According to CMF regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of December 31, 2021 and 2020 are Ch$ 26,001 million and Ch$ 17,293 million, respectively, and are presented as "Allowances" in the liabilities section of the "Consolidated Statement of Financial Position".

iii) Under the rules of the CMF, banks are allowed to establish provisions above the limits described above, in order to protect themselves from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. The Bank has additional provisions for $ 258,000 million, which are presented as liabilities in the "Provisions" caption of the Consolidated Statements of Financial Position.

NOTE 10
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e) Portfolio by its impaired and non-impaired condition

	As of December 31, 2021											
	Non-impaired				Impaired				Total portfolio			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	**Total non-impaired MCh$**	Commercial MCh$	Mortgage MCh$	Consumer MCh$	**Total impaired MCh$**	Commercial MCh$	Mortgage MCh$	Consumer MCh$	**Total portfolio MCh$**
Current portfolio	16,556,628	13,308,541	4,739,201	**34,604,370**	646,248	195,293	66,328	**907,869**	17,202,876	13,503,834	4,805,529	**35,512,239**
Overdue for 1-29 days	40,073	28,774	65,223	**134,070**	38,478	5,817	16,676	**60,971**	78,551	34,591	81,899	**195,041**
Overdue for 30-89 days	57,105	145,904	40,103	**243,112**	122,675	88,870	31,749	**243,294**	179,780	234,774	71,852	**486,406**
Overdue for 90 days or more	-	-	-	**-**	297,709	102,976	39,969	**440,654**	297,709	102,976	39,969	**440,654**
Total portfolio before allowances	**16,653,806**	**13,483,219**	**4,844,527**	**34,981,552**	**1,105,110**	**392,956**	**154,722**	**1,652,788**	**17,758,916**	**13,876,175**	**4,999,249**	**36,634,340**
Overdue loans (less than 90 days) presented as portfolio percentage	0.58%	1.30%	2.17%	**1.08%**	14.58%	24.10%	31.30%	**18.41%**	1.45%	1.94%	3.08%	**1.86%**
Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	26.94%	26.21%	25.83%	**26.66%**	1.68%	0.74%	0.80%	**1.20%**

	As of December 31, 2020											
	Non-impaired				Impaired				Total portfolio			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	**Total non-impaired MCh$**	Commercial MCh$	Mortgage MCh$	Consumer MCh$	**Total impaired MCh$**	Commercial MCh$	Mortgage MCh$	Consumer MCh$	**Total portfolio MCh$**
Current portfolio	15,818,599	11,872,157	4,611,792	**32,302,548**	717,471	223,798	140,463	**1,081,732**	16,536,070	12,096,955	4,752,255	**33,384,280**
Overdue for 1-29 days	36,813	23,997	53,581	**114,391**	22,016	5,806	23,549	**51,371**	58,829	29,803	77,130	**165,762**
Overdue for 30-89 days	42,748	108,777	31,793	**183,318**	70,880	69,385	36,573	**176,838**	113,628	178,162	68,366	**360,156**
Overdue for 90 days or more	-	-	-	**-**	329,009	107,905	43,128	**480,042**	329,009	107,905	43,128	**480,042**
Total portfolio before allowances	**15,898,160**	**12,004,931**	**4,697,166**	**32,600,257**	**1,139,376**	**406,894**	**243,713**	**1,789,983**	**17,037,536**	**12,411,825**	**4,940,879**	**34,390,240**
Overdue loans (less than 90 days) presented as portfolio percentage	0.50%	1.11%	1.82%	**0.91%**	8.15%	18.48%	24.67%	**12.75%**	1.01%	1.68%	2.94%	**1.53%**
Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	28.88%	26.52%	17.70%	**26.82%**	1.93%	0.87%	0.87%	**1.40%**

NOTE 11
INVESTMENTS

Available for sale investments

As of December 31, 2021 and 2020, details of instruments defined as available for sale investments are as follows:

	As of December 31	
	2021 MCh$	2020 MCh$
Chilean Central Bank and Government securities		
Chilean Central Bank Bonds	-	-
Chilean Central Bank Notes	3,258,417	1,008,450
Other Chilean Central Bank and Government securities	981,939	5,344,910
Subtotal	**4,240,356**	**6,353,360**
of which sold under repurchase agreement	*86,554*	*969,409*
Other Chilean securities		
Time deposits in Chilean financial institutions	952	492
Mortgage finance bonds of Chilean financial institutions	10,821	14,022
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	1,761	2,217
Subtotal	**13,534**	**16,731**
of which sold under repurchase agreement	*80*	*399*
Foreign financial securities		
Foreign Central Banks and Government securities	1,438,155	269,803
Other foreign financial securities	111,094	522,648
Subtotal	**1,549,249**	**792,451**
of which sold under repurchase agreement	-	-
Total	**5,803,139**	**7,162,542**

The Bank holds instruments, belonging to "Chilean central bank and government securities", which guarantee derivatives transactions through Comder Contraparte Central S,A, in the local market as of December 31, 2021 and 2020 for an amount of Ch$115,680 and Ch$158,600, while "Foreign financial securities" guarantee derivatives transactions through London Clearing House (LCH) as of December 31, 2021 and 2020 Ch$83,673 and Ch$67,685. Additionally, the Bank maintains guarantees with Euroclear as of December 31, 2021 and 2020 Ch$461,419 and Ch$258,183 to comply with the initial margin required by European EMIR standard.

As of December 31, 2021, the instruments available for sale include the balances of unrealized net profits of $ 106,865 million recognized as "Valuation accounts" in equity, distributed between a gain of $ 107,634 million attributable to equity holders of the Bank and a gain of $ 769 million attributable to non-controlling interest.

As of December 31, 2020 the instruments available for sale include the balances of unrealized net profits of $ 100,135 million recognized as "Valuation accounts" in equity, distributed between a gain of $ 98,976 million attributable to equity holders of the Bank and a gain of $ 1,159 million attributable to non-controlling interest.

NOTE 11
INVESTMENTS, continued

Gross profits and losses realized on the sale of available for sale investments as of december 31, 2021 and 2020, are as follow,

	As of December 31,	
	2021	2020
	MCh$	MCh$
Sale of available for sale investments generating realized profits	1,728,731	3,696,791
Realized profits	28,131	82,925
Sale of available for sale investments generating realized losses	1,247,044	379,046
Realized losses	4,944	2,246

The Bank evaluated those instruments with unrealized losses as of December 31, 2021 and 2020 and concluded they were not impaired. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities' issuers, and the Bank's intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2021 and 2020, were not in a continuing unrealized loss position for more than one year.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2021 and 2020

NOTE 11
INVESTMENTS, continued

The following charts show the available for sale investments cumulative unrealized profit and loss, as of December 31, 2021:

As of December 31, 2021:

	Less than 12 month				More than 12 month				Total			
	Amortized cost MCh$	Fair value MCh$	Unrealized profit MCh$	Unrealized loss MCh$	Amortized cost MCh$	Fair value MCh$	Unrealized profit MCh$	Unrealized loss MCh$	Amortized cost MCh$	Fair value MCh$	Unrealized profit MCh$	Unrealized loss MCh$
Chilean central bank and government												
Chilean central bank fond	-	-	-	-	-	-	-	-	-	-	-	-
Chilean central bank notes	3,257,912	3,258,417	515	(10)	-	-	-	-	3,257,912	3,258,417	515	(10)
Other Chilean central bank and government securites	1,087,505	981,939	1,051	(106,617)	-	-	-	-	1,087,505	981,939	1,051	(106,617)
Subtotal	**4,345,417**	**4,240,356**	**1,566**	**(106,627)**	-	-	-	-	**4,345,417**	**4,240,356**	**1,566**	**(106,627)**
Other Chilean secyruties												
Time deposits in Chilean financial institutions	967	952	-	(15)	-	-	-	-	967	952	-	(15)
Mortgage finance bonds of Chilean financial	10,746	10,821	98	(23)	-	-	-	-	10,746	10,821	98	(23)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	220	1,761	1,541	-	-	-	-	-	220	1,761	1,541	-
Subtotal	**11,933**	**13,534**	**1,639**	**(38)**	-	-	-	-	**11,933**	**13,534**	**1,639**	**(38)**
Foreign financial securities												
Foreign central bank and goverment securities	1,442,753	1,438,155	1,145	(5,743)	-	-	-	-	1,442,753	1,438,155	1,145	(5,743)
Other Foreign securities	109,901	111,094	1,193	-	-	-	-	-	109,901	111,094	1,193	-
Subtotal	**1,552,654**	**1,549,249**	**2,338**	**(5,743)**	-	-	-	-	**1,552,654**	**1,549,249**	**2,338**	**(5,743)**
Total	**5,910,004**	**5,803,139**	**5,543**	**(112,408)**	-	-	-	-	**5,910,004**	**5,803,139**	**5,543**	**(112,408)**

NOTE 11
INVESTMENTS, continued

The following charts show the available for sale investments cumulative unrealized profit and loss, as of December 31, 2020:

As of December 31, 2020:

	Less than 12 month				More than 12 month				Total			
	Amortized cost MCh$	Fair value MCh$	Unrealized profit MCh$	Unrealized loss MCh$	Amortized cost MCh$	Fair value MCh$	Unrealized profit MCh$	Unrealized loss MCh$	Amortized cost MCh$	Fair value MCh$	Unrealized profit MCh$	Unrealized loss MCh$
Chilean central bank and government												
Chilean central bank fond	-	-	-	-	-	-	-	-	-	-	-	-
Chilean central bank notes	1,008,450	1,008,450	-	-	-	-	-	-	1,008,450	1,008,450	-	-
Other Chilean central bank and government securites	5,288,189	5,344,910	96,180	(39,459)	-	-	-	-	5,288,189	5,344,910	96,180	(39,459)
Subtotal	**6,296,639**	**6,353,360**	**96,180**	**(39,459)**	-	-	-	-	**6,296,639**	**6,353,360**	**96,180**	**(39,459)**
Other Chilean secyruties												
Time deposits in Chilean financial institutions	299	299	-	-	-	-	-	-	299	299	-	-
Mortgage finance bonds of Chilean financial	13,293	14,022	729	-	-	-	-	-	13,293	14,022	729	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	305	2,410	2,105	-	-	-	-	-	305	2,410	2,105	-
Subtotal	**13,897**	**16,731**	**2,834**	-	-	-	-	-	**13,897**	**16,731**	**2,834**	-
Foreign financial securities												
Foreign central bank and goverment securities	269,477	269,803	20,267	(19,941)	-	-	-	-	269,477	269,803	20,267	(19,941)
Other Foreign securities	482,394	522,648	40,254	-	-	-	-	-	482,394	522,648	40,254	-
Subtotal	**751,871**	**792,451**	**60,521**	**(19,941)**	-	-	-	-	**751,871**	**792,451**	**60,521**	**(19,941)**
Total	**7,062,407**	**7,162,542**	**159,535**	**(59,400)**	-	-	-	-	**7,062,407**	**7,162,542**	**159,535**	**(59,400)**

NOTE 11
INVESTMENTS, continued

Held to maturity investments
As of December 31, 2021 and 2020, details of instruments defined as held to maturity investments are as follows:

	As of December 31,	
	2021 MCh$	2020 MCh$
Chilean Central Bank and Government securities		
Chilean Central Bank Bonds	-	-
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	4,380,680	-
Subtotal	**4,380,680**	**-**
Other Chilean securities		
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions		
Chilean financial institution bonds		
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	**-**	**-**
Foreign financial securities		
Foreign Central Banks and Government securities	-	-
Other foreign financial securities	-	-
Subtotal	**-**	**-**
Totals	**4,380,680**	**-**

For more information see Note No. 01, letter g).

NOTE 12
INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a) The Consolidated Statements of Financial Position reflect investments in associates and other companies amounting to Ch$35,934 million as of December 31, 2021, Ch$ 10,770 million as of December 2020, as show in the following table:

	Ownership interest As of December 31,		Investment: Investment value As of December 31,		Investment: Profit and loss As of December 31,	
	2021	2020	2021	2020	2021	2020
	%	%	MCh$	MCh$	MCh$	MCh$
Company						
Centro de Compensación Automatizado S.A.	33.33	33.33	3,664	2,788	876	603
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	1,769	1,633	344	302
Cámara de Compensación de Pagos de Alto Valor S.A.	15.00	15.00	1,008	971	58	28
Administrador Financiero del Transantiago S.A.	20.00	20.00	3,134	3,476	437	337
Servicios de Infraestructura de Mercado OTC S.A.	12.07	12.07	1,561	1,528	33	(24)
Redbanc S.A	33.43	33.43	3,321	-	472	
Transbank S.A	25.00	25.00	21,288	-	(3,046)	
Subtotal			**35,745**	**10,396**	**(826)**	**1,246**
Shares or rights in other companies						
Bladex			-	136	-	-
Stock Excharges			181	228	163	142
Otras			8	10	-	-
Total			**35,934**	**10,770**	**(663)**	**1,388**

b) Investments in associates and other companies do not have market prices.

c) Summary of financial information of the partners between exercises 2021 and 2020:

	As of December 31, 2021				As of December 31, 2020			
	Assets MCh$	Liabilities MCh$	Equity MCh$	Net Income MCh$	Assets MCh$	Liabilities MCh$	Equity MCh$	Net Income MCh$
Centro de Compensación Automatizado S.A.	13,247	2,519	8,100	2,628	11,134	2,953	6,371	1,810
Sociedad Interbancaria de Depósito de Valores S.A.	6,675	358	5,143	1,175	5,840	314	4,496	1,030
Cámara de Compensación de Pagos de Alto Valor S.A.	7,569	931	6,246	392	7,158	722	6,246	190
Administrador Financiero del Transantiago S.A.	54,437	35,279	17,233	1,925	49,841	30,670	17,227	1,944
Servicios de Infraestructura de Mercado OTC S.A.	35,641	23,023	12,246	371	14,480	2,232	12,441	(193)
Redbanc S.A.	28,410	18,475	8,522	1,413	25,484	16,821	8,019	(644)
Transbank S.A.	1,317,587	1,232,689	97,337	(12,439)	1,006	939	83	(16)
Total	**1,463,566**	**1,313,274**	**154,826**	**(4,534)**	**114,943**	**54,651**	**54,883**	**4,121**

NOTE 12
INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

d) Restriction on the ability of partners to transfer funds to investors.

There are no significant restriction in relation to the ability of the associates to transfer funds in the form of dividends in Cash or reimvursements of loans or advances, to the bank.

e) Activity with respect to investments in other companies during 2021 and 2020, is as follow:

	As of December 31,	
	2021 MCh$	2020 MCh$
Opening balance as of January 1,	**10,770**	**10,467**
Acquisition of investments (*)	27,233	-
Sale of investments	(136)	(20)
Participation in income	(714)	1,388
Dividends received	506	(508)
Other adjustment	(1,725)	(557)
Total	**35,934**	**10,770**

(*) As of December 31, 2020, the companies that were classified as "non-current assets classified as held for sale" return to their initial status as "associated entities", the caption of investments in companies, see note No. 40.

f) We have evaluated the objective evidence indicated in IAS No 28 and we have not detected any type of impairment on the investments that the Bank.

NOTE 13
INTANGIBLE ASSETS

a) As of December 31, 2021 and 2020 the composition of intangible assets is as follows:

			As of December 31, 2021		
	Average remaining useful life	Net opening balance as of January 1, 2020 MCh$	Gross balance MCh$	Accumulated amortization MCh$	Net balance MCh$
Software development	2	**82,537**	294,745	(199,334)	**95,411**
Total		**82,537**	**294,745**	**(199,334)**	**95,411**

			As of December 31, 2020		
	Average remaining useful life	Net opening balance as of January 1, 2019 MCh$	Gross balance MCh$	Accumulated amortization MCh$	Net balance MCh$
Software development	2	**73,389**	320,531	(237,994)	**82,537**
Total		**73,389**	**320,531**	**(237,994)**	**82,537**

NOTE 13
INTANGIBLE ASSETS continued

b) The changes in the value of intangible assets during the periods of December 31, 2021 and 2020 is as follows:

b.1) Gross balance

Gross balances	Software development MCh$	Total MCh$
Balances as of January 1, 2021	**284,534**	**284,534**
Additions	47,487	**47,487**
Disposals and impairment (*)	(37,276)	**(37,276)**
Other	-	-
Balances as of December 31, 2021	**294,745**	**294,745**
Balances as of January 1, 2020	**250,002**	**250,002**
Additions	35,170	**35,170**
Disposals and impairment (*)	(638)	**(638)**
Other	-	-
Balances as of December 31, 2020	**284,534**	**284,534**

(*) See Note 34 a).

b.2) Accumulated amortization

Accumulated amortization	Software development MCh$	Total MCh$
Balances as of January 1, 2021	**(201,997)**	**(201,997)**
Amortization for the period	(32,252)	**(32,252)**
Other changes	34,915	**34,915**
Balances as of December 31, 2021	**(199,334)**	**(199,334)**
Balances as of January 1, 2020	**(176,613)**	**(176,613)**
Amortization for the period	(25,384)	**(25,384)**
Other changes	-	-
Balances as of December 31, 2020	**201,997**	**201,997**

c) The Bank has no restriction on intangible assets as of December 31, 2021 and 2020. Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

NOTE 14
FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT

a) As of December 31, 2021 and 2020 the property, plant and equipment balances is as follows:

	Net opening balance as of January 1, 2021 MCh$	As of December 31, 2021 Gross balance MCh$	Accumulated depreciation MCh$	Net balance MCh$
Land and building (*)	**114,080**	187,321	(73,761)	**113,560**
Equipment	**52,448**	278,176	(220,607)	**57,569**
Other	**20,712**	82,433	(63,272)	**19,161**
Total	**187,240**	**547,930**	**(357,640)**	**(190,290)**

	Net opening balance as of January 1, 2020 MCh$	As of December 31, 2020 Gross balance MCh$	Accumulated depreciation MCh$	Net balance MCh$
Land and building	**120,133**	179,420	(65,340)	**114,080**
Equipment	**55,494**	243,084	(190,636)	**52,448**
Other	**22,206**	75,159	(54,447)	**20,712**
Total	**197,833**	**497,663**	**(310,423)**	**187,240**

b) The changes in the value of property, plant and equipment as of December 31, 2021 and 2020 is the following:

b.1) Gross balance

2021	Land and buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2021	**179,420**	**243,084**	**75,159**	**497,663**
Additions	5,971	37,275	4,032	**47,278**
Disposals	(52)	(1,854)	(592)	**(2,498)**
Impairment due to damage	-	-	-	-
Other	1,982	(329)	3,834	**5,487**
Balances as of December 31, 2021	**187,321**	**278,176**	**82,433**	**547,930**

2020	Land and buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2020	**175,370**	**219,600**	**69,758**	**464,728**
Additions	1,556	25,233	7,500	**34,289**
Disposals	(3,719)	(1,748)	(2,099)	**(7,566)**
Impairment due to damage	-	-	-	-
Other	6,213	-	-	**6,213**
Balances as of December 31, 2020	**179,420**	**243,084**	**75,159**	**497,663**

NOTE 14
FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

b.2) Accumulated depreciation

2021	Land and buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2021	**(65,341)**	**(190,636)**	**(54,447)**	**(310,423)**
Depreciation forthe period	(9,600)	(30,976)	(9,308)	**(49,884)**
Sales and disposals during the period	4	1,005	483	**1,492**
Others	1,176	-	-	**1,176**
Balances as of December 31, 2021	**(73,761)**	**(220,607)**	**(63,272)**	**(357,639)**

2020	Land and buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2020	**(55,237)**	**(164,106)**	**(47,552)**	**(266,895)**
Depreciation for the period	(8,987)	(28,370)	(8,915)	**(46,273)**
Sales and disposals during the period	3,701	1,840	2,021	**7,562**
Others	(4,817)	-	-	**(4,817)**
Balances as of December 31, 2020	**(65,341)**	**(190,636)**	**(54,447)**	**(310,423)**

c) The composition of the right ofuse assets as of December 31, 2021 and 2020 is as follows:

	Net opening balance as of January 1, 2021 MCh$	As of December 31, 2021		
		Gross balance MCh$	Accumulated depreciation MCh$	Net balance MCh$
Land and building	**147,997**	212,446	(74,567)	**137,879**
Lease improvements	**53,614**	134,310	(87,661)	**46,649**
Total	**201,611**	**346,756**	**(162,228)**	**184,528**

	Net opening balance as of January 1, 2020 MCh$	As of December 31, 2020		
		Gross balance MCh$	Accumulated depreciation MCh$	Net balance MCh$
Land and building	**157,572**	197,573	(49,576)	**147,997**
Lease improvements	**52,928**	129,079	(75,465)	**53,614**
Total	**210,500**	**326,652**	**(125,041)**	**201,611**

NOTE 14
FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

d) The movement of the right of use assets under lease during the 2021 period, is as follows:

d.1) Gross balance

2021	Land and building MCh$	Lease improvements MCh$	Total MCh$
Balances as of January 1, 2021	**197,573**	**129,079**	**326,652**
Additions	25,582	10,717	**36,299**
Disposals	(10,709)	-	**(10,709)**
Impairment	-	-	-
Other	-	(5,486)	**(5,486)**
Balances as of December 31, 2021	**212,446**	**134,310**	**346,756**
2020	**Land and building MCh$**	**Lease improvements MCh$**	**Total MCh$**
Balances as of January 1, 2020	**182,910**	**127,035**	**309,945**
Additions	24,136	12,070	**36,206**
Disposals	(9,473)	(3,813)	**(13,286)**
Impairment	-	-	-
Other	-	(6,213)	**(6,213)**
Balances as of December 31, 2020	**197,573**	**129,079**	**326,652**

d.2) Accumulated amortization

2021	Land and building MCh$	Lease improvements MCh$	Total MCh$
Balances as of January 1, 2021	**(49,576)**	**(75,465)**	**(125,041)**
Amortization for the period	(28,899)	(11,020)	**(39,919)**
Sales and disposals during the period	3,908	-	**3,908**
Transfers	-	-	-
Others	-	(1,176)	**(1,176)**
Balances as of December 31, 2021	**(74,567)**	**(87,661)**	**(162,228)**
2020	**Land and building MCh$**	**Lease improvements MCh$**	**Total MCh$**
Balances as of January 1, 2020	**(25,338)**	**(74,107)**	**(99,445)**
Amortization for the period	(27,731)	(10,038)	**(37,769)**
Sales and disposals during the period	3,496	3,862	**7,358**
Transfers	-	-	-
Others	(3)	4,817	**4,815**
Balances as of December 31, 2020	**(49,576)**	**(75,465)**	**(125,041)**

NOTE 14
FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

e) Obligation for lease contract

As of December 31, 2021 and 2020, the obligations for lease agreements are as follows:

	As of December 31, 2021	2020
	MCh$	MCh$
Obligations for lease contracts	139,795	149,585
Total	**139,795**	**149,585**

f) Expenses associated with assets for the right to use leased assets and Obligations for lease agreements

	As of December 31, 2021	2020
	MCh$	MCh$
Depreciation	39,919	37,769
Interests	2,283	2,651
Short term lease	3,844	1,625
Total	**46,046**	**42,045**

g) As of December 31, 2021 and 2020, the maturity level of the obligations for lease agreements, according to their contractual maturity is as follows:

	As of December 31, 2021	2020
	MCh$	MCh$
Due within 1 year	23,391	25,526
Due after 1 year but within 2 years	23,390	23,461
Due after 2 years but within 3 years	21,730	21,472
Due after 3 years but within 4 years	18,888	19,343
Due after 4 years but within 5 years	16,360	16,336
Due after 5 years	36,036	43,447
Total	**139,795**	**149,585**

NOTE 14
FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

h) Operational leases - Lessor

As of December 31, 2021 and 2020, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Due within 1 year	1,062	740
Due after 1 year but within 2 years	1,081	1,015
Due after 2 years but within 3 years	902	736
Due after 3 years but within 4 years	690	639
Due after 4 years but within 5 years	624	448
Due after 5 years	1,403	1,283
Total	**5,762**	**4,861**

i) As of December 31, 2021 and 2020 the Bank has no finance leases which cannot be unilaterally cancelled.

j) The Bank has no restriction on property, plant and equipment as of December 31, 2021 and 2020. Additionally, the property, plant, and equipment have not been provided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment.

NOTE 15
CURRENT AND DEFERRED TAXES

a) Current taxes

As of December 31, 2021 and 2020, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation, This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,	
	2021 MCh$	2020 MCh$
Summary of current tax liabilities (assets)		
Current tax (assets)	(121,534)	-
Current tax liabilities	-	12,977
Total tax payable (recoverable)	**(121,534)**	**12,977**
Detail of current tax (assets) liabilities (net)		
Income tax	4,437	172,944
Less:		
Provisional monthly payments	(138,515)	(156,387)
Credit for training expenses	(2,110)	(2,137)
Grant credits	-	(1,360)
Other	14,654	(83)
Total tax payable (recoverable)	**(121,534)**	**12,977**

b) Income Tax

The effect that the tax expense has on income for the period ended December 31, 2021 and 2020 is comprised of the following items:

	As of December 31,	
	2021 MCh$	2020 MCh$
Income tax expense		
Current tax	4,437	172,944
Credits (debits) for deferred taxes		
Origination and reversal of temporary differences	199,825	(38,614)
Subtotal	**204,262**	**134,330**
Tax for rejected expenses (Article N° 21)	210	1,354
Other	(9,793)	(4,561)
Net income tax expense	**194,679**	**131,123**

NOTE 15
CURRENT AND DEFERRED TAXES, continued

c) Effective tax rate conciliation

The reconciliation between the income tax rate and the effective rate used in the determination of the income tax expense as of December 31, 2021 and 2020 is as follows:

	As of December 31,			
	2021		2020	
	Tax rate %	Amount MCh$	Tax rate %	Amount MCh$
Tax calculated over profit before tax	27.00	261,802	27.00	176,495
Permanent differences (1)	(8.38)	(81,235)	(6.54)	(42,730)
Rate change effect	0.02	210	0.21	1,354
Other	1.43	13,902	(0.61)	(3,996)
Effective rates and income tax expense	**20.08**	**194,679**	**20.06**	**131,123**

(1) Mainly corresponds to the permanent differences originated from the Own Tax Monetary Correction and the effect of the bonds received to article 104 of LIR.

d) Effect of deferred taxes on other comprehensive income

A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended December 31, 2021 and 2020 is the following:

	As of December 31,	
	2021 MCh$	2020 MCh$
Deferred tax assets		
Financial investments	116,217	14,091
Cash flow hedges	100,868	36,927
Total deferred tax assets recognized through other comprehensive income	**217,085**	**51,018**
Deferred tax liabilities		
Financial investments	(1,840)	(41,128)
Cash flow hedges	-	-
Total deferred tax liabilities recognized through other comprehensive income	**(1,840)**	**(41,128)**
Net deferred tax balances in equity	**215,245**	**9,890**
Deferred taxes in equity attributable to equity holders of the bank	215,452	10,203
Deferred tax in equity attributable to non-controlling interests	(207)	(313)

NOTE 15
CURRENT AND DEFERRED TAXES, continued

e) Effect of deferred taxes on income

During 2021 and 2020, the Bank has registered in its financial statements the effects from deffered taxes.

Below are effects of deferred taxes on assets, liabilities and income allocated due to temporary differences:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Deferred tax assets		
Interests and adjustments	9,815	8,166
Non-recurring charge-offs	12,687	17,705
Assets received in lieu of payment	2,843	3,294
Exchange rate adjustments	16,611	89
Property, plant and equipment	1,545	-
Provision for loan losses	295,103	259,245
Provision for expenses	83,174	101,321
Leased assets	107,564	89,458
Subsidiaries tax losses	12,757	7,394
Assets for the right to use leased assets	515	428
Total deferred tax assets	**542,614**	**487,100**
Deferred tax liabilities		
Valuation of investments	(70,363)	(19,967)
Property, plant and equipment	(2,001)	(7,394)
Anticipated expenses	(18,895)	(16,691)
Valuation provision	(8,228)	(6,591)
Derivatives	(243,677)	(37,265)
Others	(113)	(30)
Total deferred tax liabilities	**(343,277)**	**(87,938)**

f) Summary of deferred tax assets and liabilities

A summary of the effect of deferred taxes on equity and income is as follows:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Deferred tax assets		
Recognized through other comprehensive income	217,085	51,018
Recognized through profit or loss	542,614	487,100
Total deferred tax assets	**759,699**	**538,118**
Deferred tax liabilities		
Recognized through other comprehensive income	(1,840)	(41,128)
Recognized through profit or loss	(343,277)	(87,938)
Total deferred tax liabilities	**(345,117)**	**129,066**

NOTE 15
CURRENT AND DEFERRED TAXES, continued

g) Supplementary information related to the circular issued by internal tax service and the CMF.

For purposes of disclosure and accreditation of provisions and penalties, banks must include in the tax note of their states annual financial statements, a detail of the movements and effects generated by the application of article 31, No. 4 of the LIR, as established in the document attached to the joint circular.

g.1) Receivables and accounts receivable

	As of December 31,							
	2021				2020			
		Assets at tax value				Assets at tax value		
			Overdue				Overdue	
	Assets at financial value MCh$	Total MCh$	with guarantee MCh$	without guarantee MCh$	Assets at financial value MCh$	Total MCh$	with guarantee MCh$	without guarantee MCh$
Interbank loans	428	428	-	-	18,930	18,930	-	-
Commercial loans	16,241,242	16,274,632	104,241	114,526	15,184,701	15,212,954	112,967	130,565
Consumer loans	4,311,658	4,340,964	520	6,212	4,937,758	4,990,250	427	8,678
Mortgage loans	13,876,175	13,891,311	51,228	425	12,411,825	12,423,182	65,043	592
Total	**34,429,503**	**34,507,335**	**155,999**	**121,163**	**32,553,214**	**32,645,316**	**178,437**	**139,835**

g.2) Provision on overdue portfolio without guarantees

	Balance as of January 1, 2021 MCh$	Charged-off MCh$	Provisions established MCh$	Provisions released MCh$	Balance as of December 31, 2021 MCh$
Commercial loans	130,565	(82,583)	335,693	(269,149)	114,526
Consumer loans	8,678	(145,907)	180,753	(37,312)	6,212
Mortgage loans	592	(2,066)	34,053	(27,154)	425
Total	**139,835**	**(230,556)**	**550,499**	**(333,615)**	**121,163**

	Balance as of January 1, 2020 MCh$	Charged-off MCh$	Provisions established MCh$	Provisions released MCh$	Balance as of December 31, 2020 MCh$
Commercial loans	158,278	(89,258)	331,542	(269,997)	130,565
Consumer loans	16,691	(145,810)	176,506	(38,709)	8,678
Mortgage loans	1,445	(2,027)	32,986	(31,812)	592
Total	**176,414**	**(237,095)**	**541,034**	**(340,518)**	**139,835**

NOTE 15
CURRENT AND DEFERRED TAXES, continued

g.3) Direct charged-off and recoveries

	As of December 31,	
	2021 MCh$	2020 MCh$
Direct charged-off Art, 31 No, 4, second paragraph	(48,113)	(31,949)
Condonations that originated liberation of provisions		-
Recoveries or renegotiations of credits charged off	72,931	70,154
Total	**24,818**	**38,205**

g.4) Application Article 31 No, 4 paragraphs I and II

	As of December 31,	
	2021 MCh$	2020 MM$
Charged-off according to first paragraph	-	-
Condonations according to third paragraph	(29,115)	3,594
Total	**(29,115)**	**3,594**

NOTE 16
OTHER ASSETS

The composition of other assets is the following:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Assets for leasing (1)	**51,957**	**62,967**
Assets received or awarded in lieu of payment (2)		
Assets received in lieu of payment	3,239	8,289
Assets awarded at judicial sale	16,899	17,430
Provision on assets received in lieu of payment or awarded	(406)	(1,196)
Subtotal	**19,732**	**24,523**
Other assets		
Guarantee deposits (margin accounts) (3)	1,988,410	608,359
Non-current assets classified as held for sale (4)	-	22,036
Investments in gold	718	765
VAT credit tax	38,844	27,519
Prepaid expenses (6)	217,979	327,938
Assets recovered from leasing held for sale	322,887	387,668
Macro-hedging valuation adjustment (5)	2,474	3,191
Pension plan assets	523	673
Accounts and notes receivable	92,039	100,504
Notes receivable through brokerage and simultaneous transactions	44,860	41,960
Other receivable accounts	41,195	33,567
Other assets	133,402	97,186
Subtotal	**2,883,331**	**1,651,366**
Total	**2,955,020**	**1,738,856**

1) Corresponds to the assets available to be delivered under the financial lease modality.
2) The goods received in payment correspond to the goods received as payment of debts due from customers. The set of goods that remain acquired in this way must not exceed 20% of the Bank's effective equity at any time. These assets currently represent 0.11% (0.16% as of December 31, 2020) of the Bank's effective equity. The assets awarded in judicial auction, correspond to assets that have been acquired at judicial auction in payment of debts previously contracted with the Bank. The assets acquired at judicial auction are not subject to the above mentioned margin. These properties are assets available for sale. For most assets, the sale can be completed within one year from the date the asset is received or acquired, In case the good is not sold within a year, it must be punished. Additionally, a provision is recorded for the difference between the initial award value plus the additions and their estimated realizable value, when the former is higher.
3) Correspond to deposits left in guarantee from determined derivative contracts. These guarantees become operative when the valuation from these derivatives surpases the defined thresholds for the contracts, these can be in favor or against the Bank.
4) Corresponds to the interests in Redbanc S.A. and Transbank S.A., which have been reclassified as non-current assets classified as held for sale in accordance with IFRS 5 "Non-current assets held for sale and discontinued operations ", for additional information see Note 1 t), Note 40.
5) Corresponds to the balances of the market value of the net assets or liabilities covered by hedges in a macro hedge (Note No. 08). In this item, the Bank has recorded the prepaid expense related to the Santander LATAM Pass program, which will naturally be consumed as our clients use the Bank's transactional products, and therefore, the respective LATAM miles are assigned to them. Pass (loyalty program administered by LATAM Airlines Group SA). During the month of May 2021, LATAM Airlines Group S.A initiated a reorganization process in the Court of the Southern District of New York under Chapter 11, a process whose main objective is for the airline to continue operating. In this context, LATAM has publicly indicated that its intention is to honor all current and future tickets, as well as travel vouchers, miles and frequent flyer programs. The Court of the Southern District of New York, agreed in the first hearing to honor and maintain the frequent flyer program, explicitly "in the ordinary course of business" (that is, without changes), since it considered it as an important asset for the company. Along the same lines, LATAM has formalized two tranches of the DIP (Debtor in Possession) financing proposal for a total of USD 2,200 million, managing to capture all the resources that LATAM has indicated as necessary to operate during the crisis. In October 2020, it made the first disbursement of US$1,150 million of the DIP financing, which represents 50% of the available amount, which will allow it to reestablish its operation and work on the reorganization plan. On January 27, 2021, Latam Airlines' request to postpone, until December 31, 2021, the deadline to file your plan of reorganization. Given the announcement made by the Chilean government regarding travel restrictions to and from abroad, LATAM Airlines Group reported that it has sufficient liquidity to face this period. On June 30, 2021, the New York Court approved the extensionof the term to present the reorganization plan until September 15, 2021. On October 14, 2021 the company filed a motion before the Bankruptcy Court of the Southern District of New York to extend the period until November 26, 2021 and the exclusive right to request acceptance thereof from December 15, 2021 until January 26, 2022. On November 26, 2021, LATAM presents a Reorganization Plan supported by the main stakeholders to strengthen the structure capital and long-term sustainability. The plan proposes the injection of US$8,190 million into the group through a combination of fresh capital, convertible bonds and debt, which will allow the group to exit Chapter 11, with the appropriate capitalization to execute the business plan.

NOTE 17
TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2021 and 2020, the composition of the item time deposits and other liabilities time is as follows:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Deposits and other demand liabilities		
Checking accounts	14,385,633	11,342,648
Other deposits and demand accounts	1,773,233	1,583,183
Other demand liabilities	1,742,072	1,635,062
Subtotal	**17,900,938**	**14,560,893**
Time deposits and other time liabilities		
Time deposits	9,926,507	10,421,872
Time savings account	195,570	153,330
Other time liabilities	8,978	6,589
Subtotal	**10,131,055**	**10,581,791**
Total	**28,031,993**	**25,142,684**

NOTE 18
INTERBANK BORROWINGS

a) As of December 31, 2021 and 2020 the line item interbank borrowings is as follow:

	As of December 31	
	2021	2020
	MCh$	MCh$
Loans obtained from the Central Bank of Chile	**5,611,439**	**4,959,260**
Loans from financial institutions in the country	**1,226**	**217,102**
Loans from financial institutions abroad		
Banco Santander España	865,377	534,496
Bank of America	411,775	90,711
Sumitomo Mitsui Banking Corporation	389,676	35,628
Wells Fargo Bank NA	363,854	71,259
Citibank NA	259,620	46
The Bank of Nova Scotia	203,466	171,024
The Toronto Dominion Bank	136,904	-
The Bank of New York Mellon	106,486	106,860
Barclays Bank Plc London	86,616	-
Commerzbank Ag	69,323	-
State Bank of India	60,901	36,013
Hsbc Bank Plc	51,895	-
Standard Chartered Bank	51,616	3,207
The Bank Of Montreal	48,859	-
Wachovia Bank NA	33,926	10,254
Banco Santander Singapur	17,737	-
Dz Bank Ag Deutsche Zentral	14,733	-
Bank of Communications	8,443	-
Bank of China	6,051	223
Banco Santander Hong Kong	5,315	7,960
Banque Nationale De Paris	2,806	-
Banco Santander Brasil	2,415	1,694
Korea Exchange Bank	1,545	760
Hong Kong and Shanghai Banking	1,500	1,399
Shanghai Pudong Development Bank	1,321	-
Banco Comercial Portugues	989	-
Banca Commerciale Italiana	932	88
Mizuho Bank	725	-
Ningbo Commercial Bank	556	-
Bank of Tokio Mitsubishi	552	2,055
Deutsche Bank Ag	530	-
Hsbc Bank USA	517	-
Kookmin Bank	491	376
Banco Do Brasil	467	265
Yapi Ve Kredi Bankasi	417	-
Banco De Bogota	345	-
Commerce Bank Na	319	-
Icici Bank Limited	305	52
Bbva Bancomer	268	-
Bbva Uruguay	238	-
Unicredit	222	-
Bank of Baroda	213	124
Industrial and Commercial Bank	203	755
The Hongkong and Shanghai Bank	202	-
Banca Nazionale Del Lavoro	193	-
Bank of India	181	-
Credit Agricole Reims	171	-
Banco Santander Central Hispano	170	141
Industrial Bank Of Korea	169	-
Intesa Sanpaolo	161	-
Banco De La Nacion Argentina	159	30
Bank of East Asia	143	29
Turkiye Cumhuriyeti Ziraat Ban	141	-
First Union National Bank	132	60
Banco Bilbao Vizcaya Argentaria	125	-
Turkiye Is Bankasi	122	-
China Construction Bank	119	38
Finans Bank	109	-
Agricultural Bank of China	104	18
Taiwan Cooperative Bank	92	227
Nanjing City Commercial Bank	89	-
Subtotal	**3,213,030**	**1,075,792**

NOTE 18
INTERBANK BORROWINGS, continued

	As of December 31	
	2021	2020
	MCh$	MCh$
Loans from financial institutions abroad		
Banco Itau Brasil	84	-
Fortis Bank	82	108
Canara Bank	72	61
Indian Overseas Bank	67	6
Credit Agricole Italia	67	33
Shanghai Commercial and Saving	61	1
Shinhan Bank	59	-
Banco De Credito Del Peru	58	-
Citic Industrial Bank	57	-
E. Sun Commercial Bank	57	11
Rabobank Nederland	57	-
Hua Nan Commercial Bank	54	200
Caixabank	51	58
Iccrea Banca	28	-
Turkiye Garanti Bankasi	19	-
Bancolombia	9	-
Banco Credicoop Cooperativo	6	-
Bankers Trust USA	-	-
Banca Monte Dei Paschi Di Siena	-	163
Banco De La Republica Oriental	-	74
Bank of East Asia, Limited	-	-
Hdfc Bank Limited	-	131
Kbc Bank Nv	-	68
Keb Hana Bank	-	156
Rabobank, Hong Kong Branch	-	79
United Bank of India	-	14
Woori Bank	-	15
Caja Madrid - Caja de Ahorros	-	862
Zurcher Kantonalbank	-	71,304
Arab Bank Plc	-	41
Banco Bpm Spa	-	84
Banco Interamericano de Finanzas	-	20
Banco Popolare	-	14
Banco Popular Español	-	29
Bank Leumi Le Israel B.M.	-	128
Bankinter	-	31
Banque Bruxelles Lambert	-	174
Bper Banca	-	137
Caixa D'estalvis I Pensions de Barcelona	-	87
China Merchants Bank	-	231
Denizbank A.S. Istanbul	-	15
Habib Bank Limited	-	61
Habib Metropolitan Bank	-	13
JP Morgan Chase	-	1,571
Kotak Mahindra Bank Limited	-	49
Nova Ljubljanska Banka	-	7
U.S. Bank	-	248
Unicredito Italiano	-	161
Subtotal	**3,213,918**	**1,152,237**
Total	**8,826,583**	**6,328,599**

NOTE 18
INTERBANK BORROWINGS, continued

b) Obligation with Central Bank of Chile

Within the framework of the measures that the Central Bank has arranged to face the impact of the shocks to which the Chilean economy has been exposed, as a result of the current Covid-19 pandemic, the Conditional Credit Facility for the Increase of the Placements (FCIC). This corresponds to a special financial line open to banks, in order for them to continue financing loans to households and companies.

This facility can be withdrawn through an operation similar to a REPO, that is, its use is backed by eligible collaterals. Among these are: Central Bank, government and private bonds (bank and corporate) and, more recently, commercial loans from the individual evaluation portfolio that are classified as having high credit quality. The resources destined for the FCIC can also be accessed through the Liquidity Credit Line (LCL), whose limit is the reserve requirement in national currency.

The FCIC consists of an initial line and an additional one. The first reaches US $ 4.8 billion. The additional line can reach 4 times the initial line, this US $ 19,200 million and its availability depends on two factors: growth of the base portfolio and targeting of credits towards smaller companies, in addition to the aforementioned, the Central Bank created the FCIC 2 for an amount of US $ 16,000 million.

The maturity of these obligations are as follows:

	As of December,	
	2021	2020
	MCh$	MCh$
Due Within 1 year	-	-
Due Within 1 y 2 years	-	1,104,759
Due Within 2 y 3 years	5,.611,439	-
Due Within 3 y 4 years	-	3,854,501
Due Within 5 years	-	-
Total	**5,611,439**	**4,959,260**

c) Loans from domestic financial institutions

These obligations maturities are as follows:

	As of December,	
	2021	2020
	MCh$	MCh$
Due Within 1 year	1,226	217,102
Due Within 1 y 2 years	-	-
Due Within 2 y 3 years	-	-
Due Within 3 y 4 years	-	-
Due Within 5 years	-	-
Total	**1,226**	**217,102**

NOTE 18
INTERBANK BORROWINGS, continued

d) Foreign obligations

	As of December,	
	2021 MCh$	2020 MCh$
Due Within 1 year	3,213,918	1,116,570
Due Within 1 y 2 years	-	35,667
Due Within 2 y 3 years	-	-
Due Within 3 y 4 years	-	-
Due Within 5 years	-	-
Total	**3,213,918**	**1,152,237**

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2021 and 2020, the composition for this item is as follows:

	As of December 31,	
	2021 MCh$	2020 MCh$
Other financial liabilities		
Obligations to public sector	-	-
Other domestic obligations	182,737	175,344
Foreign obligations	170	8,974
Subtotal	**182,907**	**184,318**
Issued debt instruments		
Mortgage finance bonds	7,479	12,314
Senior bonds	6,846,834	6,749,989
Mortgage Bonds	81,110	84,335
Subordinated bonds	1,461,637	1,357,539
Subtotal	**8,397,060**	**8,204,177**
Total	**8,579,967**	**8,388,495**

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank's debts, both current and non-current, are summarized below:

	As of December 31, 2021		
	Current MCh$	Non-current MCh$	Total MCh$
Mortgage finance bonds	3,946	3,533	**7,479**
Senior bonds	1,158,301	5,688,533	**6,846,834**
Mortgage Bonds	6,041	75,069	**81,110**
Subordinated bonds	-	1,461,637	**1,461,637**
Issued debt instruments	**1,168,288**	**7,228,772**	**8,397,060**
Other financial liabilities	**182,646**	**261**	**182,907**
Total	**1,350,934**	**7,229,033**	**8,579,967**

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2020		
	Current MCh$	Non-current MCh$	Total MCh$
Mortgage finance bonds	4,982	7,332	**12,314**
Senior bonds	1,124,558	5,625,431	**6,749,989**
Mortgage Bonds	5,465	78,870	**84,335**
Subordinated bonds	-	1,357,539	**1,357,539**
Issued debt instruments	**1,135,005**	**7,069,172**	**8,204,177**
Other financial liabilities	**184,028**	**290**	**184,318**
Total	**1,319,033**	**7,069,462**	**8,388,495**

a) Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturiy of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.21% as of December 31, 2021 (5.20% as of December 31, 2020).

	As of December 31,	
	2021 MCh$	2020 MCh$
Due within 1 year	3,946	4,982
Due after 1 year but within 2 years	2,395	3,816
Due after 2 years but within 3 years	980	2,375
Due after 3 years but within 4 years	158	979
Due after 4 years but within 5 years	-	162
Due after 5 years	-	-
Total mortgage finance bonds	**7,479**	**12,314**

b) Senior bonds

The following table shows senior bonds by currency:

	As of December 31,	
	2021 MCh$	2020 MCh$
Santander bonds in UF	3,144,544	4,017,708
Santander bonds in USD	1,976,909	1,263,714
Santander bonds in CHF	850,924	466,738
Santander bonds in Ch$	311,060	639,489
Santander bonds in AUD	143,030	125,781
Santander bonds in JPY	234,667	68,093
Santander bonds in EUR	185,700	168,466
Total senior bonds	**6,846,834**	**6,749,989**

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i. Placement of senior bonds:

As of December 31, 2021 the Bank has placed bonds for UF 4,000,000, USD 693,0000,000, JPY 25,000,000,000 and CHF 340,000,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Placement date	Amount	Maturity date
W1	UF	4,000,000	5 and 3 months	1.55 annual	12-01-2018	02-04-2021	6,000,000	09-04-2026
Total UF		**4,000,000**					**6,000,000**	
Bono USD	USD	50,000,000	2 and 10 months	0.71 annual	02-25-2021	02-25-2021	50,000,000	12-28-2023
Bono USD	USD	100,000,000	2 and 11 months	0.72 annual	02-26-2021	02-26-2021	100,000,000	01-26-2024
Bono USD	USD	27,000,000	7 years	2.05 annual	06-09-2021	06-09-2021	27,000,000	06-09-2028
Bono USD	USD	16,000,000	5 years	1.64 annual	07-15-2021	07-15-2021	16,000,000	07-15-2026
Bono USD	USD	500,000,000	10 years	3.18 annual	10-21-2021	10-21-2021	500,000,000	10-26-2031
Total USD		**693,000,000**					**693,000,000**	
Bono JPY	JPY	10,000,000,000	5 years	0.35 annual	05-13-2021	05-13-2021	10,000,000,000	05-13-2026
Bono JPY	JPY	2,000,000,000	4 years	0.40 annual	07-12-2021	07-12-2021	2,000,000,000	07-22-2025
Bono JPY	JPY	10,000,000,000	4 years	0.42 annual	07-13-2021	07-13-2021	10,000,000,000	07-28-2025
Bono JPY	JPY	3,000,000,000	4 and 5 months	0.48 annual	11-08-2021	11-08-2021	3,000,000,000	05-18-2026
Total JPY		**25,000,000,000**					**25,000,000,000**	
Bono CHF	CHF	150,000,000	6 years	0.33 annual	06-22-2021	22-06-2021	150,000,000	06-22-2027
Bono CHF	CHF	190,000,000	5 years	0.30 annual	10-12-2021	12-10-2021	190,000,000	10-22-2026
Total CHF		**340,000,000**					**340,000,000**	

During 2020, the Bank has placed bonds for UF 1,996,000 and USD 742,500,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Placement date	Amount	Maturity date
W1	UF	1,996,000	5 and 3 months	1.55 annual	12-01-2018	02-04-2020	2,000,000	06-01-2025
Total UF		**1,996,000**					**2,000,000**	
Bono US$	US$	742,500,000	5 years	2.70 annual	01-07-2020	01-07-2020	750,000,000	01-07-2025
Total US$		**742,500,000**					**750,000,000**	

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2021, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
02-18-2021	Senior	UF	8,000
02-18-2021	Senior	CLP	14,720,000,000
02-22-2021	Senior	CLP	500,000,000
02-22-2021	Senior	CLP	150,000,000
02-24-2021	Senior	UF	300,000
03-04-2021	Senior	UF	519,000
03-05-2021	Senior	CLP	300,000,000
03-05-2021	Senior	CLP	1,900,000,000
03-22-2021	Senior	UF	50,000
03-24-2021	Senior	UF	150,000
03-24-2021	Senior	UF	7,000
06-01-2021	Senior	UF	107,000
06-15-2021	Senior	UF	1,000
06-17-2021	Senior	CLP	970,000,000
06-23-2021	Senior	UF	105,000
06-23-2021	Senior	UF	50,000
06-24-2021	Senior	UF	21,000
06-24-2021	Senior	UF	278,000
06-24-2021	Senior	UF	20,000
06-24-2021	Senior	UF	100,000
07-06-2021	Senior	UF	1,000,000
07-07-2021	Senior	UF	340,000
07-09-2021	Senior	UF	312,000
07-20-2021	Senior	UF	194,000
07-21-2021	Senior	UF	150,000
07-21-2021	Senior	UF	100,000
07-22-2021	Senior	UF	100,000
07-22-2021	Senior	UF	25,000
07-22-2021	Senior	UF	57,000
08-09-2021	Senior	UF	4,500,000
08-10-2021	Senior	UF	710,000
08-13-2021	Senior	CLP	61,000,000,000
10/01/2021	Senior	CLP	5,950,000,000
10/05/2021	Senior	UF	704,000
10/05/2021	Senior	CLP	3,720,000,000
01/05/2021	Senior	UF	4,200,000,000
10/05/2021	Senior	UF	89,000
10/05/2021	Senior	UF	150,000
10/06/2021	Senior	UF	18,000
10/06/2021	Senior	UF	138,000
10/06/2021	Senior	UF	420,000
10/07/2021	Senior	UF	1,000,000
10/26/2021	Senior	UF	318,000
10/26/2021	Senior	UF	1,500,000
10/26/2021	Senior	UF	167,000
10/26/2021	Senior	UF	489,000
10/26/2021	Senior	UF	100,000
10/26/2021	Senior	CLP	50,600,000,000
10/27/2021	Senior	CLP	3,760,000,000
10/27/2021	Senior	UF	1,874,000
10/28/2021	Senior	CLP	12,340,000,000
10/29/2021	Senior	CLP	3,500,000,000
11/15/2021	Senior	UF	205,000
11/16/2021	Senior	CLP	30,000,000,000
12/06/2021	Senior	UF	119,000
12/06/2021	Senior	UF	20,000
12/07/2021	Senior	UF	31,000
12/09/2021	Senior	UF	10,000
12/15/2021	Senior	UF	340,000

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2020, the Bank partially repurchased the following bonds:

Date	Type	Currency	Amount
01-02-2020	Senior	UF	357,000
01-03-2020	Senior	UF	300,000
01-09-2020	Senior	UF	60,000
01-09-2020	Senior	UF	27,000
01-13-2020	Senior	CLP	50,000,000
01-14-2020	Senior	UF	109,000
01-14-2020	Senior	CLP	9,820,000,000
01-14-2020	Senior	UF	131,000
01-14-2020	Senior	UF	322,000
01-15-2020	Senior	USD	2,490,000
01-15-2020	Senior	UF	47,000
01-16-2020	Senior	CLP	400,000,000
01-16-2020	Senior	UF	1,000
01-17-2020	Senior	UF	28,000
01-20-2020	Senior	UF	74,000
01-21-2020	Senior	UF	171,000
01-21-2020	Senior	UF	181,000
01-21-2020	Senior	CLP	330,000,000
01-22-2020	Senior	CLP	11,430,000,000
01-24-2020	Senior	UF	2,000
01-29-2020	Senior	UF	1,000
01-29-2020	Senior	CLP	120,000,000
01-30-2020	Senior	CLP	10,000,000
01-31-2020	Senior	UF	40,000
02-06-2020	Senior	CLP	6,000,000,000
02-07-2020	Senior	CLP	1,180,000,000
02-11-2020	Senior	CLP	7,430,000,000
02-12-2020	Senior	CLP	2,520,000,000
02-13-2020	Senior	CLP	10,000,000,000
02-17-2020	Senior	UF	2,000
02-17-2020	Senior	UF	15,000
02-18-2020	Senior	UF	50,000
02-18-2020	Senior	UF	4,000
02-20-2020	Senior	UF	350,000
02-20-2020	Senior	UF	115,000
02-21-2020	Senior	UF	57,000
02-21-2020	Senior	UF	24,000
02-24-2020	Senior	UF	250,000
02-24-2020	Senior	UF	10,000
02-26-2020	Senior	UF	169,000
02-26-2020	Senior	UF	1,000
02-27-2020	Senior	UF	180,000
02-27-2020	Senior	UF	11,000
02-27-2020	Senior	CLP	6,750,000,000
03-02-2020	Senior	UF	1,000
03-06-2020	Senior	UF	2,000
03-09-2020	Senior	UF	261,000
03-09-2020	Senior	UF	150,000
03-11-2020	Senior	UF	2,000
03-17-2020	Senior	UF	850,000
03-18-2020	Senior	UF	150,000
03-19-2020	Senior	USD	5,000,000
03-23-2020	Senior	UF	95,000
03-23-2020	Senior	USD	5,000,000
03-24-2020	Senior	CLP	1,250,000,000
03-30-2020	Senior	UF	62,000
03-31-2020	Senior	UF	360,000
03-31-2020	Senior	UF	5,000

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

Fecha	Tipo	Moneda	Monto
04-01-2020	Senior	CLP	1,000,000,000
04-02-2020	Senior	UF	5,184,000
04-02-2020	Senior	CLP	16,710,000,000
04-03-2020	Senior	CLP	32,800,000,000
04-03-2020	Senior	UF	27,000
04-06-2020	Senior	CLP	101,400,000,000
04-06-2020	Senior	UF	157,000
04-06-2020	Senior	USD	10,000,000
04-07-2020	Senior	CLP	3,990,000,000
04-07-2020	Senior	UF	6,659,000
04-07-2020	Senior	USD	10,000,000
04-08-2020	Senior	CLP	210,000,000
04-13-2020	Senior	CLP	970,000,000
04-14-2020	Senior	CLP	2,000,000,000
04-17-2020	Senior	CLP	11,900,000,000
05-05-2020	Senior	USD	49,000,000
05-14-2020	Senior	USD	47,000,000
06-02-2020	Senior	CLP	6,020,000,000
06-03-2020	Senior	UF	100,000
06-03-2020	Senior	CLP	10,750,000,000
06-05-2020	Senior	USD	5,000,000
06-08-2020	Senior	CLP	23,000,000,000
06-12-2020	Senior	CLP	150,000,000
06-16-2020	Senior	CHF	12,160,000
06-17-2020	Senior	CHF	36,785,000
06-19-2020	Senior	CLP	112,490,000,000
06-22-2020	Senior	CLP	1,500,000,000
06-26-2020	Senior	CLP	3,500,000,000
07-02-2020	Senior	CLP	4,620,000,000
07-10-2020	Senior	CHF	2,000,000
07-10-2020	Senior	CLP	500,000,000
07-15-2020	Senior	CLP	490,000,000
07-17-2020	Senior	UF	1,000
07-17-2020	Senior	CLP	29,780,000,000
08-13-2020	Senior	UF	345,000
08-14-2020	Senior	USD	3,350,000
08-21-2020	Senior	UF	100,000
08-21-2020	Senior	UF	77,000
08-24-2020	Senior	UF	11,000
08-25-2020	Senior	UF	14,000
09-09-2020	Senior	UF	24,000
09-09-2020	Senior	UF	70,000
09-09-2020	Senior	UF	45,000
09-10-2020	Senior	UF	210,000
09-23-2020	Senior	USD	5,000,000
09-28-2020	Senior	UF	50,000
09-29-2020	Senior	UF	1,000
09-30-2020	Senior	UF	43,000
10-01-2020	Senior	UF	4,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	CLP	50,000,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	UF	1,000
10-15-2020	Senior	UF	2,000
10-20-2020	Senior	CHF	2,000,000
10-01-2020	Senior	USD	5,153,000
10-19-2020	Senior	USD	20,000,000
11-16-2020	Senior	USD	1,000,000
11-18-2020	Senior	USD	10,000,000
11-15-2020	Senior	USD	477,510,000

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii. Maturities for senior bonds are the following:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Due within 1 year	1,158,301	1,124,558
Due after 1 year but within 2 years	511,144	1,047,241
Due after 2 years but within 3 years	1,285,409	742,081
Due after 3 years but within 4 years	1,549,769	1,228,524
Due after 4 years but within 5 years	616,750	1,250,897
Due after 5 years	1,725,461	1,356,688
Total senior bonds	**6,846,834**	**6,749,989**

c) Mortgage bonds

The detail of mortgage bonds per currency is the following:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Mortgage bonds in UF	81,110	84,335
Total mortgage bonds	**81,110**	**84,335**

i. Placement of Mortgage bonds

As of December 31, 2021 and 2020, the Bank has not placed any mortgage bonds.

ii. Maturities of mortgage bonds is as follows:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Due within 1 year	6,041	5,465
Due after 1 year but within 2 years	9,698	8,773
Due after 2 years but within 3 years	10,011	9,056
Due after 3 years but within 4 years	10,334	9,348
Due after 4 years but within 5 years	10,667	9,649
Due after 5 years	34,359	42,044
Total mortgage bonds	**81,110**	**84,335**

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

d) Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of December 31,	
	2021 MCh$	2020 MCh$
Ch$	-	-
USD	230,118	202,634
UF	1,231,519	1,154,905
Total subordinated bonds	**1,461,637**	**1,357,539**

i. Placement of subordinated bonds

During 2021, the Bank has not placed any bonds.

As of December 31, 2020 the Bank has placed bonds for USD 200,000,000 and UF 11.000.000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate	Issue date	Series Maximum amount	Maturity date
Bono USD	USD	200,000,000	10	3.79%	01-21-2020	200,000,000	21-01-2030
Total USD		**200,000,000**				**200,000,000**	
USTDH20914	UF	3,000,000	14 and 5 months	3.00%	09-01-2014	3,000,000	01-09-2034
USTDH30914	UF	3,000,000	19 and 5 months	3.15%	09-01-2014	3,000,000	01-09-2039
USTDW20320	UF	5,000,000	15 and 3 months	3.50%	03-01-2020	5,000,000	01-09-2035
Total UF		**11,000,000**				**11,000,000**	

ii. The maturity of the subordinated bonds is as follows:

The maturity of the subordinated bonds is as follows:

	As of December 31,	
	2021 MCh$	2020 MCh$
Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	180,439	-
Due after 5 years	1,281,198	1,357,539
Total mortgage bonds	**1,461,637**	**1,357,539**

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e) Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of December 31,	
	2021 MCh$	2020 MCh$
Non-current portion:		
Due after 1 year but within 2 years	48	42
Due after 2 year but within 3 years	53	47
Due after 3 year but within 4 years	58	50
Due after 4 year but within 5 years	57	55
Due after 5 years	45	96
Non-current portion subtotal	**261**	**290**
Current portion:		
Amounts due to credit card operators	149,894	134,790
Acceptance of letters of credit	159	1,460
Other long-term financial obligations, short-term portion	32,593	47,778
Current portion subtotal	**182,646**	**184,028**
Total other financial liabilities	**182,907**	**184,318**

NOTE 20
MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2021 and 2020, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2021	Demand MCh$	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Up to 1 year Subtotal MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	More than 1 year Subtotal MCh$	Total MCh$
Assets										
Cash and deposits in banks	2,881,558	-	-	-	**2,881,558**	-	-	-	-	**2,881,558**
Cash items in process of collection	390,271	-	-	-	**390,271**	-	-	-	-	**390,271**
Trading investments	-	698	67	-	**765**	24,341	38,644	9,597	**72,582**	**73,347**
Investments under resale agreements	-	-	-	-	**-**	-	-	-	-	**-**
Financial derivatives contracts	-	186,546	318,606	1,185,220	**1,690,372**	2,222,851	2,172,208	4,038,176	**8,433,235**	**10,123,607**
Interbank loans (1)	-	407	21	-	**428**	-	-	-	-	**428**
Loans and accounts receivables from customers (2)	194086	1,562,696	1,695,130	3,792,426	**7,244,338**	5,146,156	697,335	23,546,511	**29,390,002**	**36,634,340**
Available for sale investments	-	3,259,823	90	309,831	**3,569,744**	89,127	306,049	1,838,219	**2,233,395**	**5,803,139**
Held to maturity investments	-	-	-	-	**-**	401,086	3,979,594	-	**4,380,680**	**4,380,680**
Guarantee deposits (margin accounts)	1,988,410	-	-	-	**1,988,410**	-	-	-	-	**1,988,410**
Total assets	**5,454,325**	**5,010,170**	**2,013,914**	**5,287,477**	**17,765,886**	**7,883,561**	**7,193,830**	**29,432,503**	**44,509,894**	**62,275,780**
Liabilities										
Deposits and other demand liabilities	17,900,938	-	-	-	**17,900,938**	-	-	-	-	**17,900,938**
Cash items in process of collection	379,934	-	-	-	**379,934**	-	-	-	-	**379,934**
Obligations under repurchase agreements	-	86,634	-	-	**86,634**	-	-	-	-	**86,634**
Time deposits and other time liabilities	204,548	5,211,798	2,642,651	1,902,664	**9,961,661**	108,510	39,728	21,156	**169,394**	**10,131,055**
Financial derivatives contracts	-	195,808	348,382	987,403	**1,531,593**	2,948,206	2,294,608	4,096,834	**9,339,648**	**10,871,241**
Interbank borrowings	100,135	218,528	606,255	2,290,225	**3,215,143**	5,611,440	-	-	**5,611,440**	**8,826,583**
Issued debts instruments	-	7,375	289,466	871,447	**1,168,288**	1,819,637	2,368,118	3,041,017	**7,228,772**	**8,397,060**
Regulatory capital financial instruments issued	-	-	-	-	**-**	-	-	592,468	**592,468**	**592,468**
Other financial liabilities	182,442	69	101	34	**182,646**	101	115	45	**261**	**182,907**
Obligations for lease agreements	-	-	-	23,391	**23,391**	45,121	35,248	36,035	**116,404**	**139,795**
Guarantees received (margin accounts)	857,679	-	-	-	**857,679**	-	-	-	-	**857,679**
Total liabilities	**19,625,676**	**5,720,212**	**3,886,855**	**6,075,164**	**35,307,907**	**10,533,015**	**4,737,817**	**7,787,555**	**23,058,387**	**58,366,294**

(1) Interbank loans are presented on a gross basis, The amount of allowances is Ch$ 0 million.

(2) Loans and accounts receivables from customers are presented on a gross basis, Provisions on loans amounts according to customer type are the following: Commercial loans Ch$ 619,980 million, Mortgage loans Ch$ 73,961 million and Consumer loans Ch$ 264,820 million.

NOTE 20
MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2020	Demand MCh$	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Up to 1 year Subtotal MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	More than 1 year Subtotal MCh$	Total MCh$
Financial Assets										
Cash and deposits in banks	2,803,288	-	-	-	**2,803,288**	-	-	-	-	**2,803,288**
Cash items in process of collection	452,963	-	-	-	**452,963**	-	-	-	-	**452,963**
Trading investments	-	680	2,630	499	**3,809**	633	18,257	111,019	**129,909**	**133,718**
Investments under resale agreements	-	-	-	-	**-**	-	-	-	**-**	**-**
Financial derivatives contracts	-	385,231	401,486	795,881	**1,582,598**	1,723,334	1,692,142	4,034,011	**7,449,487**	**9,032,085**
Interbank loans (1)	-	12,969	5,961	-	**18,930**	-	-	-	**-**	**18,930**
Loans and accounts receivables from customers (2)	170,214	1,233,302	1,437,698	3,670,246	**6,511,460**	3,659,994	308,651	23,910,135	**27,878,780**	**34,390,240**
Available for sale investments	-	1,006,983	493	188,977	**1,196,453**	205,150	2,378,752	3,382,187	**5,966,089**	**7,162,542**
Held to maturity investments	-	-	-	-	**-**	-	-	-	**-**	**-**
Guarantee deposits (margin accounts)	608,359	-	-	-	**608,359**	-	-	-	**-**	**608,359**
Total financial assets	**4,034,824**	**2,639,165**	**1,848,268**	**4,655,603**	**13,177,860**	**5,589,111**	**4,397,802**	**31,437,352**	**41,424,265**	**54,602,125**
Financial Liabilities										
Deposits and other demand liabilities	14,560,893	-	-	-	**14,560,893**	-	-	-	-	**14,560,893**
Cash items in process of collection	361,631	-	-	-	**361,631**	-	-	-	-	**361,631**
Obligations under repurchase agreements	-	969,808	-	-	**969,808**	-	-	-	-	**969,808**
Time deposits and other time liabilities	159,918	5,843,682	2,912,985	1,434,246	**10,350,831**	163,053	44,384	23,523	**230,960**	**10,581,791**
Financial derivatives contracts	-	386,690	445,376	931,368	**1,763,424**	1,552,482	1,708,509	3,994,245	**7,255,236**	**9,018,660**
Interbank borrowings	16,832	238,414	222,992	855,434	**1,333,672**	1,140,426	3,854,501	-	**4,994,927**	**6,328,599**
Issued debts instruments	-	344,732	447,117	343,156	**1,135,005**	1,813,341	2,499,560	2,756,271	**7,069,172**	**8,204,177**
Other financial liabilities	144,478	38,148	1,375	27	**184,028**	89	105	96	**290**	**184,318**
Obligations for lease agreements	-	-	-	25,526	**25,526**	44,933	35,679	43,447	**124,059**	**149,585**
Guarantees received (margin accounts)	624,205	-	-	-	**624,205**	-	-	-	-	**624,205**
Total financial liabilities	**15,867,957**	**7,821,474**	**4,029,845**	**3,589,747**	**31,309,023**	**4,714,324**	**8,142,738**	**6,817,582**	**19,674,644**	**50,983,667**

(1) Interbank loans are presented on a gross basis. The amount of allowances is Ch$ 10 million.

(2) Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to customer type of loan are the following: Commercial loans for Ch$ 646,689 million, Mortgage loans for Ch$ 61,281 million and Consumer loans for Ch$ 268,841 million.

NOTE 21
PROVISIONS

a) As of December 31, 2021 and 2020, the detail for the provisions is as follows:

	As of December 31,	
	2021 MCh$	2020 MCh$
Provision for employee salaries and expenses	110,621	104,270
Provision for mandatory dividends	232,488	155,234
Provision for payment of interest on bonds with no fixed term of maturity	4,995	
Provision for contingent loan risks:		
Provision for lines of credit of immediate disponibility	26,001	17,293
Other provisions for contingent loans	23,078	19,460
Provision for contingencies	55,042	33,814
Additonal provisions	258,000	126,000
Provision for foreign bank loans	194	49
Total	**710,419**	**456,120**

b) Below is the activity regarding provisions during the year ended December 31, 2021 and 2020:

	Provision							
	Provision for employee salaries and expenses MCh$	Provision for mandatory dividends MCh$	Provision for contingent loan risks MCh$	Provision for contingencies MCh$	Additonal provisions MCh$	Provision for foreign bank loans MCh$	Provision for payment of interest on bonds with no fixed term of maturity MCh$	Total MCh$
Balances as of January 1, 2021	**104,270**	**155,234**	**36,753**	**33,814**	**126,000**	**49**	**-**	**456,120**
Provision established	90,363	232,488	14,595	32,081	132,000	188	4.995	**506,710**
Application of provisions	(80,768)	(155,234)	-	-	-	-	-	**(236,002)**
Provisions relased	(1,836)	-	(2,269)	(10,853)	-	(43)	-	**(15,001)**
Other	(1,408)	-	-	-	-	-	-	**(1,408)**
Balances as of December 31, 2021	**110,621**	**232,488**	**49,079**	**55,042**	**258,000**	**194**	**4.995**	**710,419**
Balances as of January 1, 2020	**101,223**	**165,628**	**38,606**	**15,388**	**16,000**	**552**		**337,397**
Provision established	76,281	155,234	**7,823**	25,088	126,000	279		**390,705**
Application of provisions	(71,481)	(165,628)	-	-	-	-		**(237,109)**
Provisions relased	(1,755)	-	(9,676)	(6,662)	(16,000)	(782)		**(34,875)**
Other	2	-	-	-	-	-		**2**
Balances as of December 31, 2020	**104,270**	**155,234**	**36,753**	**33,814**	**126,000**	**49**		**456,120**

NOTE 21
PROVISIONS, continued

c) Provisions for personal salaries and expenses

	As of December 31,	
	2021 MCh$	2020 MCh$
Provision for seniority compensation	7,638	6,658
Provision for stock-based personal benefits	-	-
Provision for performance bonds	73,960	65,786
Provision for vacation	28,553	29,307
Provision for other personal benefits	470	2,519
Total	**110,621**	**104,270**

d) Compensation year of services

	As of December 31,	
	2021 MCh$	2020 MCh$
Balances as of January	**6,658**	**6,797**
Increase in the provision	5,120	2,690
Payments made	(3,788)	(2,663)
Advance payments	-	-
Released of provisions	(352)	(166)
Other movements	-	-
Total	**7,638**	**6,658**

e) Movement of the provision for compliance bonds

	As of December 31,	
	2021 MCh$	2020 MCh$
Balances as of January	**65,786**	**68,595**
Increase in the provision	69,653	58,924
Payments made	(59,995)	(60,144)
Advance payments	(1,484)	(1,589)
Released of provisions	-	-
Total	**73,960**	**65,786**

f) Provision for vacation

	As of December 31,	
	2021 MCh$	2020 MCh$
Balances as of January	**29,307**	**23,864**
Increase in the provision	15,218	13,585
Payments made	(14,565)	(8,144)
Advance payments	-	-
Released of provisions	(1,407)	2
Total	**28,553**	**29,307**

NOTE 22
OTHER LIABILITIES

Other liabilities consist of:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Accounts and notes payable	259,138	227,518
Income received in advance	798	828
Adjustment due to macro-hedging valuation	68,524	51,089
Guarantees received (margin accounts) (1)	857,679	624,205
Notes payable through brokerage and simultaneous transactions (2)	47,921	12,504
Other payable obligations	21,909	14,129
Withholding VAT	12,558	13,911
Accounts payable insurance companies	286,449	139,622
Other liabilities	57,588	82,047
Total	**1,612,294**	**1,165,853**

(1) Guarantee deposits (margin accounts) correspond to collaterals associated with derivative financial contracts. These guarantees operate when the mark to market from derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in a delivery or reception of collateral for the Bank.

(2) Corresponds to net hedging assets and liabilietes adjusted to market value see Note 8.

NOTE 23
CONTINGENCIES AND COMMITMENTS

a) Lawsuits and legal procedures

At the date of issuance of these consolidated financial statements, there are several legal actions brought against the Bank in relationship with operations of the line of business. As of December 31, 2021, the Bank maintains provisions for this concept that amount to $ 1,395 million ($ 1,024 million as of December 31, 2020), which are in the Consolidated Statement of Financial Position, forming part of the item "Provisions for contingencies".

Banco Santander Chile

There are 30 lawsuits for various legal actions in the amount of $ 900 million, our attorneys have not estimated material losses for these lawsuits.

Santander Corredores de Bolsa Limitada

Lawsuit "Echeverría with Santander Corredora" (currently Santander Corredores de Bolsa Ltda.), Followed before the 21st Civil Court of Santiago, Rol C-21.366-2014, on Compensation for damages due to failures in the purchase of shares, the amount of the claim is for $ 60,000,000. Regarding its current situation as of December 31, 2021, this lawsuit is in the evidence gathering stage, therefore, Santander Corredores de Bolsa Limitada is waiting for the court to resolve.

Lawsuit "Chilean computing with Banco Santander and Santander Corredores de Bolsa" before the 3rd Civil Court of Santiago, Case C-12325-2020. Regarding its current situation as of December 31, 2021, the trial is in the current discussion stage, the documents requested by the Court were exhibited and possible actions by the applicants are pending.

Santander Corredora de Seguros Limitada

There are lawsuits amounting to UF 13,200 corresponding to processes mainly for goods delivered in leasing. Our lawyers have not estimated additional material losses for these trials.

NOTE 23
CONTINGENCIES AND COMMITMENTS continued

Santander Consumer Finance Limitada

"Hawas con Santander Consumer" trial, brought before the 30th Civil Court of Santiago, Roll C-890-2019, dated August 23, 2021, withdrawal and acceptance are presented. Resolution pending.

Trial "Merino con Santander Consumer", brought before the 27th Civil Court of Santiago, Case C-17495-2020, not having produced conciliation, it is requested that the case be received on trial. Pending the issuance of the test car.

Trial "Romero/ Zapata", ROL C-13347-2020, followed up before the 16th Civil Court of Santiago. Pending sentencing.

Trial "Hernández with Santander Consumer", ROL C-4275-2020, followed before the 20th Civil Court of Santiago. Frustrated exhibition of document by default of the defendant. The warning of article 277 of the CPC becomes effective.

Trial "Commercial Luis Enrique Seguel Valdebenito E.I.R.L / Santander Consumer". ROL C-2136-2021, followed up before the 24th Civil Court of Santiago. Probationary term reactivated. Waiting for notification by card. Replacement of the test car pending resolution.

Trial "Donoso / Santander Consumer" ROL C-3298-2021, followed before the 12th Civil Court of Santiago, titled. The conciliation hearing was not held. Pending receipt of the trial case.

Trial "Rost/ Santander Consumer Chile S.A. Individualized case ROL C-3411-2021, followed up before the 18th Civil Court of Santiago. Demand extinctive prescription of the debt. Notified of the test car on 01/12.

Trial "Morales / Santander Consumer Chile S.A. ROL 21309-2018-VSLL, followed up before the 5th Santiago Local Police Court.

b) Contingent loans

To meet customer needs, the Bank acquired several irrevocable commitments and contingent liabilities, although these obligations should not be recognized in the Consolidated Statement of Financial Position, these contain credit risks and are therefore part of the Bank's overall risk.

The following table shows the Bank's contractual obligations to issue loans:

	As of December 31,	
	2021	**2020**
	MCh$	**MCh$**
Contingent loans		
Letters of credit issued	323,531	165,119
Foreign letters of credit confirmed	53,777	82,779
Performance guarantees	1,390,410	1,090,643
Personal guarantees	579,051	441,508
Subtotal	**2,346,769**	**1,780,049**
On demand credit lines	8,986,535	8,391,414
Other irrevocable credit commitments	265,517	406,234
Total	**11,598,821**	**10,577,697**

NOTE 23
CONTINGENCIES AND COMMITMENTS, continued

c) Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,	
	2021 MCh$	2020 MCh$
Third party operations		
Collections	109,465	83,392
Transferred financial assets managed by the Bank	16,987	18,017
Assets from third parties managed by the Bank and its affiliates	1,307,727	1,352,032
Subtotal	**1,434,179**	**1,453,441**
Custody of securities		
Securities held in custody	7,022,067	11,022,790
Securities held in custody deposited in other entity	820,948	808,186
Issued securities held in custody	9,713,122	10,461,847
Subtotal	**17,556,137**	**22,292,823**
Total	**18,990,316**	**23,746,264**

The Bank classified the portfolios managed by private banking in "Assets from third parties managed by the Bank and its affiliates", as of December 31, 2021, the balance for this was Ch$ 1,307,692 million (Ch$ 1,351,997 million at December 31, 2020),

d) Guarantees

Banco Santander-Chile has an integral bank policy of coverage of Official Loyalty N°5077934 in force with the company Compañía de Seguros Chilena Consolidada SA, Coverage for 50,000,000 USD per claim with an annual limit of 100,000,000 USD, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2022.

Santander Corredores de Bolsa Limitada

i) As of December 31, 2021, the Company has comprehensive guarantees in the Santiago Stock Exchange to cover simultaneous operations carried out through its own portfolio for a total of Ch$ 19,354 (Ch$ 6,493 as of December 31, 2020).

ii) Additionally, as of December 31, 2021, the Company holds a guarantee in CCLV Contraparte Central S.A., in cash, for an amount of Ch$ 7,300 (Ch$ 11,800 as of December 31, 2020).

iii) In order to ensure the correct and full compliance of all its obligations as Brokerage Broker, in accordance with the provisions of articles 30 and following of Law N° 18,045 on Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$ 1,006 (Ch$ 1,001 as of December 31, 2020). This corresponds to a fixed-term deposit with Banco Santander whose maturity is February 28, 2022.

iv) As of December 31, 2021, the company has a guarantee for equity loans in the amount of $ 3,501 million ($ 3,481 million as of December 31, 2020).

Santander Corredora de Seguros Limitada

i) In accordance with those established in Circular N° 1,160 of the CMF, the company has contracted an insurance policy to respond to the correct and full compliance with all obligations arising from its operations as an intermediary in the hiring insurance.

ii) As of March 26, 2021, the insurance policy for insurance brokers N°10046944, which covers UF 500, and the professional liability policy for insurance brokers N° 10046940 for an amount equivalent to UF 60,000, were contracted with the Insurance Company Generales Chilena Consolidada SA Both are valid from April 15, 2021 to April 14, 2022.

NOTE 23
CONTINGENCIES AND COMMITMENTS, continued

Klare Corredora de Seguros S.A.

In accordance with the provisions of Circular No. 1,160 of the CMF, the Company has contracted an insurance policy to respond to the correct and complete fulfillment of all the obligations arising from its operations as an intermediary in the contracting of insurance. The guarantee policy for insurance brokers No. 163143, which covers UF 500, contracted with Compañía HDI Seguros de Garantia y Crédito S.A. They are valid from April 15, 2020 to April 14, 2021. On April 5, 2021, the guarantee policy for insurance brokers was renewed, which covers UF 500, contracted with Compañía HDI Seguros de Garantia y Crédito S.A. It is valid from April 15, 2021 to April 14, 2022.

Sociedad Operadora de Cards de Pago Santander Getnet Chile S.A.

From July 1, 2020 to June 30, 2021, Banco Santander Chile has established the integral bank policy for employee loyalty coverage No. FL00297A, in force with Compañía de Seguros Chilena Consolidada SA, coverage with a general limit of USD50,000,000 per event and USD100,000,000 in the annual aggregate, in each and every event which jointly covers both the Bank and its Subsidiaries, this policy was renewed until June 30, 2022 under the same conditions.

NOTE 24
EQUITY

a) Capital

As of December 31, 2021 and 2020 the Bank has 188,446,126,794 shares outstanding amounting Ch$ 891,303 million, all of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The movement in shares for the period of December 31, 2021 and 2020 is the following:

	Shares As of December 31,	
	2021	2020
Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued a period end	**188,446,126,794**	**188,446,126,794**

As of December 31, 2021 and 2020 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies.

As of December 31, 2021 the shareholder composition is the following:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding
Santander Chile Holding S.A.	66,822,519,695	-	**66,822,519,695**	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	**59,770,481,573**	31.72
The Bank of New York Mellon	-	20,710,338,871	**20,710,338,871**	10.99
Banks on behalf of third parties	17,318,500,798	-	**17,318,500,798**	9.19
Pension funds (AFP) on behalf of third parties	11,949,134,854	-	**11,949,134,854**	6.34
Stock brokers on behalf of third parties	5,870,596,720	-	**5,870,596,720**	3.12
Other minority holders	6,004,554,283	-	**6,004,554,283**	3.18
Total	**167,735,787,923**	**20,710,338,871**	**188,446,126,794**	**100.00**

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

NOTE 24
EQUITY, continued

As of December 31, 2020 the shareholder composition is the following:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	22,450,671,671	22,450,671,671	11.91
Banks on behalf of third parties	15,925,407,468	-	15,925,407,468	8.45
Pension fund (AFP) on behalf of third parties	9,929,343,874	-	9,929,343,874	5.27
Stock brokers on behalf of third parties	6,892,162,980	-	6,892,162,980	3.66
Other minority holders	6,655,539,533	-	6,655,539,533	3.53
Total	**165,995,455,123**	**22,450,671,671**	**188,446,126,794**	**100.00**

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b) Reserves

During 2021, on the occasion of the Shareholders' Meeting held in April, it was agreed to capitalize 40% of the retained earnings from previous years into reserves, equivalent to $ 206,679 million ($ 220,8381 million in 2020).

c) Dividends

The distribution of dividends has been disclosed in the Consolidated Statements of Changes in Equity.

d) Diluted earnings per share and basic earnings per share

As of December 31, 2021 and 2020, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of December 31,	
	2021 MCh$	2020 MCh$
a) Basic earnings per share		
Total attributable to equity holders of the Bank	774,959	517,447
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	4.112	2.746
Diluted earnings per share continuing operations (in Ch$)	4.112	2.746
b) Diluted earnings per share		
Total attributable to equity holders of the Bank	774,959	517,447
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	4.112	2.746
Diluted earnings per share continuing operations (in Ch$)	4.112	2.746

As of December 31, 2021 and 2020, the Bank does not own instruments with dilutive effects.

NOTE 24
EQUITY, continued

e) Provision for payment of interest on bonds with no fixed maturity date

The Bank records the accrual of interest on the bonds without a fixed term of maturity in the "Provisions for dividends, payment of interest and revaluation of issued regulatory capital financial instruments, as of December 31, 2021 the balance corresponds to $ 4,995 million.

f) Other comprehensive income of investments and cash flow hedges:

	As of December 31,	
	2021 MCh$	2020 MCh$
Investments		
As of January 1,	**100,135**	**30,398**
Gain (losses) on the re-valuation of investments, before tax	(536,792)	26,128
Reclassification from other comprehensive income to net income for the year	-	-
Net income realized	18,031	43,609
Subtotal	**(518,761)**	**69,737**
Total	**(418,626)**	**100,135**
Cash flow hedges		
As of January 1,	**(136,765)**	**(40,435)**
Gains (losses) on the re-valuation of cash flow hedges, before tax	(211,122)	(93,182)
Reclassification and adjustments on cash flow hedges, before tax	(25,694)	(3,148)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction	-	-
Subtotal	**(236,816)**	**(96,330)**
Total	**(373,581)**	**(136,765)**
Other comprehensive income, before tax	**(792,207)**	**(36,630)**
Income tax related to other comprehensive income components		
Income tax relating to investments	114,377	(27,037)
Income tax relating to cash flow hedges	100,868	36,927
Total	**215,245**	**9,890**
Other comprehensive income, net of tax	**(576,962)**	**(26,740)**
Attributable to:		
Equity holders of the Bank	(577,524)	(27,586)
Non-controlling interest	562	846

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

NOTE 25
CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank's merger in 2002, the CMF has determined that the Bank's combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk, Off-balance-sheet contingent credits are also included for weighting purposes, as "Credit equivalents".

According to Chapter 12-1 of the CMF, Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the CMF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure
a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	35%
g) Other loan commitments:	
- Higher education loans Law N°. 20,027	15%
- Other	100%
h) Other contingent loans	100%

On January 12, 2019, Law 21,130 that Modernizes Banking Legislation was published in the Official Gazette. This law introduces modifications, among other regulatory bodies, to the General Law of Banks (LGB), to Law 21,000 that created the Commission for the Financial Market, to the Organic Law of the State Bank of Chile and to the Tax Code.

On March 30, 2020, the CMF informs on the flexibility to implement Basel III. In coordination with the Central Bank of Chile, they resolved to postpone the implementation of the capital requirements required by the standard by one year and to maintain the current general regulatory framework for banking capital requirements until December 2021.

The new General Banking Law (updated through Law 21,130) defines general guidelines to establish a capital adequacy system in line with the international standards of Basel III, giving the CMF the power to dictate the framework of capital in a prudent manner. In particular, the CMF is empowered, with the prior favorable agreement of the Board of the Central Bank of Chile (BCCh), to define, through regulations, the new methodologies for calculating assets weighted by credit, market and operational risk; the conditions of issuance of hybrid instruments AT1, and the determination and capital charges for banks of local systemic importance. It also introduced conservation and counter-cyclical buffers and expanded the CMF's powers to make prudential discounts to regulatory capital and require additional measures, including higher capital, from banks that present deficiencies in the supervisory evaluation process (pillar 2). The implementation of Basel III makes it possible to focus risk management towards a more comprehensive vision of them, with a focus on capital adequacy.

In accordance with the foregoing, last December the CMF completed the process of issuing the necessary regulations for the implementation in Chile of the capital framework of the Basel III standards. But in the current context of a coronavirus pandemic, the CMF, in coordination with the Central Bank of Chile and in line with the measures adopted by regulators at the international level, decided to postpone the implementation of the APR calculation for one year and maintain it temporarily the general regulatory framework in force until November 30, 2021.

As of December 31, the Bank is already submitting to the regulator R01 (Solvency limits and effective equity), R06 (Assets weighted for credit risk), R07 (Assets weighted for market risk), R08 (Assets weighted for operational risk) and R11 (Rating Systemically Important Banks) corresponding to Basel III.

NOTE 25
CAPITAL REQUIREMENTS (BASEL), continued

The levels of basic capital and effective net equity as of December 31, 2021 and 2020, are the following:

	Consolidated assets	Risk-weighted assets (***)
	As of December 31,	
	2020 MCh$	2020 MCh$
Balance-sheet assets (net of allowances)		
Cash and deposits in banks	2,803,288	-
Cash in process of collection	452,963	173,466
Trading investments	133,718	14,655
Investments under resale agreements	-	-
Financial derivative contracts (*)	2,742,701	1,602,495
Interbank loans, net	18,920	15,250
Loans and accounts receivables from customers, net	33,413,429	26,651,340
Available for sale investment	7,162,542	618,908
Held to collect	-	-
Investments in associates and other companies	10,770	10,770
Intangible assets	82,537	82,537
Property, plant, and equipment	187,240	187,240
Right of use assets	201,611	201,611
Current taxes	-	-
Deferred taxes	538,118	53,812
Other assets(**)	1,236,376	1,233,016
Off-balance-sheet assets		
Contingent loans	4,378,214	2,615,644
Total	**53,362,427**	**33,460,744**

(*) "Financial derivative contracts" are presented at their "Credit Equivalent Risk" value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the CMF.
(**) On March 30, 2020, the CMF published circular No. 2248, which indicates that the CMF has authorized the presentation of net positions of derivatives and guarantees granted to third parties, under the protection of bilateral compensation agreements recognized by the Central Bank of Chile. For purposes of computing assets for capital adequacy.
(***) On August 21, 2020, circular No. 2265 was published indicating the new treatment, where the amounts of the credits that are guaranteed by the Chilean Treasury are incorporated into category 2 of the risk-weighted asset classification. , CORFO and FOGAPE, which consequently went from having a credit risk weight of 100% to 10%.

Consolidated Risk-Weighted Assets (RWA) as of December 31, 2021 in accordance with BIS III regulations are as follows,

Risk-weighted assets (RWA)	MCh$
Market RWA	4,089,283
Operational RWA	3,316,895
Credit RWA	29,019,932
RWA Total	**36,426,110**

(1) Corresponds to the exposures of banking entities subject to capital requirements for market risk, under the simplified standard model, reporting movements in reference interest rates, foreign currencies, raw materials and stock prices used in the calculation of assets. weighted by market risk (APRM). The aforementioned exposures correspond to financial instruments classified in the trading book, also considering the risk of foreign currency and raw materials for the banking book positions.
(2) Corresponds to the elements that make up the main indicators for calculating weighted assets for operational risk (APRO) in order to determine the capital requirement for this type of risk, under the standard method.
(3) Corresponds to the active exposures of banking entities subject to capital requirements for credit risk, under the standardized method (ME) and internal methodologies (IM), reporting the type of counterparty and different risk factors used in the calculation of the assets weighted by credit risk (APRC), as well as the risk mitigators used, in accordance with the guidelines established in Chapter 21-6 of the RAN. The aforementioned exposures correspond to assets in the banking book, investment funds in the banking book, credit equivalents and contingent exposures.

NOTE 25
CAPITAL REQUIREMENTS (BASEL), continued

The ratios of basic capital and effective net equity at the close of each period are as follows:

	As of December 31,	Razón
	2020	2020
	MCh$	%
Basic capital	3,567,916	6.69
Effective net equity	5,143,843	15.37

The ratios determined for the limit of basic capital/ordinary capital level 1 and consolidated effective equity as of December 31, 2021 in accordance with the transitory BIS III regulations are the following:

	As of December 31, 2021	
		Razón
	MCh$	%
Basic capital	3,494,580	5.73
Effective net equity	5,776,831	15.86

NOTE 26
NON-CONTROLLING INTEREST

a) It reflects the net amount of equity of dependent entities attributable to capital instruments which do not belong, directly or indirectly, to the Bank, including the portion of the income for the period that has been attributed to them.

The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

As of December 31, 2021	Non controlling interest	Equity	Income	Other comprehensive income: Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:							
Santander Corredora de Seguros Limitada	0.25	179	5	-	-	-	5
Santander Corredores de Bolsa Limitada	49.41	22,970	717	(238)	65	(173)	544
Santander Asesorías Financieras Limitada	0.97	513	21	(152)	41	(111)	(90)
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	1,631	(1,270)	-	-	-	(1,270)
Santander Consumer Finance Limitada	49.00	39,080	9,386	-	-	-	9,386
Subtotal		64,374	8,859	(390)	106	(284)	8,575
Entities controlled through other considerations:							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,820	139	-	-	-	139
Bansa Santander S.A.	100.00	21,010	1,096	-	-	-	1,096
Multiplica Spa	100.00	4,156	(133)	-	-	-	(133)
Subtotal		29,986	1,102	-	-	-	1,102
Total		94,360	9,961	(390)	106	(284)	9,677

NOTE 26
NON-CONTROLLING INTEREST continued

As of December 31, 2020	Non-controlling interest	Equity	Income	Other comprehensive income: Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:							
Santander Corredora de Seguros Limitada	0.25	174	(4)	(4)	1	(3)	(7)
Santander Corredores de Bolsa Limitada	49.41	22,614	351	(38)	9	(29)	322
Santander Asesorías Financieras Limitada	0.97	493	(5)	152	(41)	111	106
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	2,902	(880)	-	-	-	(880)
Santander Consumer Chile S.A.	49.00	29,649	5,619	-	-	-	5,619
Subtotal		**55,834**	**5,081**	**110**	**(31)**	**79**	**5,160**
Entities controlled through other considerations:							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,808	(127)	-	-	-	(127)
Bansa Santander S.A. (1)	100.00	19,565	349	-	-	-	349
Multiplica Spa	100.00	4,476	(187)	-	-	-	(187)
Subtotal		**28,849**	**35**	-	-	-	**35**
Total		**84,683**	**5,116**	**110**	**(31)**	**79**	**5,195**

b) A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

		As of December 31, 2021				As of December 31, 2020			
		Assets	Liabilities	Capital	Net Income	Assets	Liabilities	Capital	Net Income
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	Filial	84,492	13,388	69,129	1,975	79,936	10,777	70,554	(1,395)
Santander Corredores de Bolsa Limitada	Filial	98,496	51,649	45,396	1,451	94,802	49,038	45,053	711
Santander Asesorías Financieras Limitada (*)	Filial	54,731	1,683	50,900	2,148	52,070	1,142	51,454	(526)
Santander S.A. Sociedad Securitizadora	Filial	810	463	455	(108)	630	175	547	(92)
Klare Corredora de Seguros S.A.	Filial	3,952	681	5,816	(2,545)	6,415	599	7,579	(1,763)
Santander Consumer Finance Limitada	Filial	742,700	662,945	60,588	19,167	693,992	633,177	49,348	11,467
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Filial	78,523	67,301	18,990	(7,768)	16,448	1,185	16,273	(1,010)
Santander Gestión de Recaudación y Cobranzas Limitada	EPE	6,636	1,816	4,681	139	7,789	3,108	4,808	(127)
Bansa Santander S.A.	EPE	103,927	82,917	19,914	1,096	84,496	64,582	19,565	349
Multiplica Spa	EPE	4,409	253	4,289	(133)	4,336	47	4,476	(187)
Total		**1,178,676**	**883,096**	**280,158**	**15,422**	**1,040,914**	**763,830**	**269,657**	**7,427**

NOTE 27
INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.

a) As of December 31, 2021 and 2020, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	As of December 31,							
	2021				2020			
Items	Interest MCh$	Inflation adjustments MCh$	Prepaid fees MCh$	Total MCh$	Interest MCh$	Inflation adjustments MCh$	Prepaid fees MCh$	Total MCh$
Resale agreements	190	-	-	**190**	124	-	-	**124**
Interbank loans	429	-	-	**429**	36	-	-	**36**
Commercial loans	665,226	405,963	9,880	**1,081,069**	722,116	174,360	10,207	**906,683**
Mortgage loans	337,669	838,851	852	**1,177,372**	322,687	314,777	491	**637,955**
Consumer loans	475,133	559	5,534	**481,226**	564,363	338	5,245	**569,946**
Investment instruments	102,389	110,510	-	**212,899**	69,276	36,141	-	**105,417**
Other interest income	6,119	8,629	-	**14,748**	9,078	4,384	-	**13,462**
Interest income without income from hedge accounting	**1,587,155**	**1,364,512**	**16,266**	**2,967,933**	**1,687,680**	**530,000**	**15,943**	**2,233,623**

b) As indicated in section i) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of December 31, 2021 and 2020, the suspended interest and adjustments income consists of the following:

	As of December 31,					
	2021			2020		
Items	Interest MCh$	Inflation adjustments MCh$	Total MCh$	Interest MCh$	Inflation adjustments MCh$	Total MCh$
Commercial loans	8,912	14,909	**23,281**	11,621	8,551	**20,172**
Mortgage loans	1,750	10,139	**11,889**	2,351	6,662	**9,013**
Consumer loans	1,885	231	**2,116**	2,364	221	**2,585**
Total	**12,547**	**25,279**	**37,826**	**16,336**	**15,434**	**31,770**

NOTE 27
INTEREST INCOME, continued

c) As of December 31, 2021 and 2020, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	As of December 31,					
	2021			2020		
Items	Interest MCh$	Inflation adjustments MCh$	Total MCh$	Interest MCh$	Inflation adjustments MCh$	Total MCh$
Demand deposits	(14,533)	(4,938)	**(19,471)**	(13,576)	(1,526)	**(15,102)**
Repurchase agreements	(839)	-	**(839)**	(1,899)	-	**(1,899)**
Time deposits and liabilities	(88,949)	(20,451)	**(109,400)**	(141,091)	(20,876)	**(161,967)**
Interbank borrowings	(43,559)	-	**(43,559)**	(45,103)	-	**(45,103)**
Issued debt instruments	(187,794)	(302,578)	**(490,372)**	(232,551)	(140,095)	**(372,646)**
Other financial liabilities	(560)	(25)	**(585)**	(637)	(11)	**(648)**
Obligations for lease agreements	(2,283)	-	**(2,283)**	(2,651)	-	**(2,651)**
Other interest expense	(2,955)	(33,001)	**(35,956)**	(9,576)	(14,722)	**(24,298)**
Interest expense without expenses from hedge accounting	**(341,472)**	**(360,993)**	**(702,465)**	**(447,084)**	**(177,230)**	**(624,314)**

d) As of December 31, 2021 and 2020, the income and expense from interest is as follows:

	As of December 31,	
Items	2021 MCh$	2020 MCh$
Interest income less income from hedge accounting	2,967,933	2,233,623
Interest expense less expense from hedge accounting	(702,465)	(624,314)
Net Interest income (expense) from hedge accounting	**2,265,468**	**1,609,309**
Hedge accounting (net)	(449,122)	(15,461)
Total net interest income	**1,816,346**	**1,593,848**

NOTE 28
FEES AND COMMISSIONS

a) Fees and commissions includes the value of fees earned and paid during the year, except those which are an integral part of the financial instrument's effective interest rate:

	As of December 31,	
	2021 MCh$	2020 MCh$
Fee and commission income		
Fees and commissions for lines of credits and overdrafts	7,602	7,428
Fees and commissions for guarantees and letters of credit	39,010	36,277
Fees and commissions for card services	273,641	196,308
Fees and commissions for management of accounts	39,581	34,825
Fees and commissions for collections and payments	26,871	23,242
Fees and commissions for intermediation and management of securities	10,750	11,272
Fees and commissions for insurance marketing	43,898	39,764
Office banking	17,823	15,119
Fees for other services rendered	49,178	44,072
Other fees earned	70,250	42,855
Total	**578,604**	**451,162**

NOTE 28
FEES AND COMMISSIONS, continued

	As of December 31,	
	2021 MCh$	2020 MCh$
Fee and commission expense		
Compensation for card operations	(168,077)	(123,011)
Fees and commissions for securities transactions	(4,860)	(896)
Office banking	(2,115)	(2,078)
Interbank Services	(34,143)	(24,957)
Other fees	(36,658)	(32,942)
Total	**(245,853)**	**(183,884)**
Net fees and commissions income	**332,751**	**267,278**

The fees earned in transactions with letters of credit are presented in the Consolidated Statement of Income in the item "Interest income".

b) Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income.

	Segments					Calendar recognizing ordinary activity income		
As of December 31, 2021	Retail Banking Mch$	Middle Market Mch$	Global Corporate Banking Mch$	Others Mch$	Total Mch$	Transfered through time Mch$	Transfered in an exact moment Mch$	Accrual model Mch$
Fee and commission income								
Fees and commissions for lines of credits and overdrafts	6,284	835	430	53	**7,602**	7,602	-	-
Fees and commissions for guarantees and letters of credit	11,620	19,281	7,983	126	**39,010**	39,010	-	-
Fees and commissions for card services	258,971	11,223	3,401	46	**273,641**	58,186	215,455	-
Fees and commissions for management of accounts	35,933	2,496	1,149	3	**39,581**	39,581	-	-
Fees and commissions for collections and payments	24,615	1,561	653	42	**26,871**	-	12,498	14,373
Fees and commissions for intermediation and management of securities	3,687	355	5,790	918	**10,750**	-	10,750	-
Fees and commissions for insurance marketing	43,995	-	3	(100)	**43,898**	-	-	43,898
Office banking	12,493	4,494	836	-	**17,823**	-	17,823	-
Fees for other services rendered	45,278	3,306	581	13	**49,178**	-	49,178	-
Other fees earned	34,656	12,878	23,785	(1,069)	**70,250**	-	70,250	-
Totals	**477,532**	**56,429**	**44,611**	**32**	**578,604**	**144,379**	**375,954**	**58,271**
Fee and commission expense								
Compensation for card operations	(160,982)	(6,035)	(1,053)	(7)	**(168,077)**	-	(93,019)	(75,058)
Fees and commissions for securities transactions	-	-	(2,744)	(2,116)	**(4,860)**	-	(4,860)	-
Office banking	(4,237)	73	2,049	-	**(2,115)**	-	(2,115)	-
Interbank Services	(24,230)	(4,338)	(5,618)	43	**(34,143)**	-	(34,143)	-
Other fees	(25,818)	(2,226)	(3,989)	(4,625)	**(36,658)**	-	(36,658)	-
Totals	**(215,267)**	**(12,526)**	**(11,355)**	**(6,705)**	**(245,853)**	**-**	**(170,795)**	**(75,058)**
Net fees and commissions income	**262,265**	**43,903**	**33,256**	**(6,673)**	**332,751**	**144,379**	**205,159**	**(16,787)**

NOTE 28
FEES AND COMMISSIONS, continued

Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income, continued:

	Segments					Calendar recognizing ordinary activity income		
As of December 31, 2020	Retail Banking Mch$	Middle Market Mch$	Global Corporate Banking Mch$	Others Mch$	Total Mch$	Transfered through time Mch$	Transfered in an exact moment Mch$	Accrual model Mch$
Fee and commission income								
Fees and commissions for lines of credits and overdrafts	6,334	690	398	6	**7,428**	7,428	-	-
Fees and commissions for guarantees and letters of credit	11,304	17,505	7,112	356	**36,277**	36,277	-	-
Fees and commissions for card services	187,098	6,620	2,568	22	**196,308**	47,073	149,235	-
Fees and commissions for management of accounts	31,508	2,495	819	3	**34,825**	34,825	-	-
Fees and commissions for collections and payments	21,281	1,514	367	80	**23,242**	-	11,303	11,939
Fees and commissions for intermediation and management of securities	3,353	299	8,149	(529)	**11,272**	-	11,272	-
Fees and commissions for insurance marketing	39,764	-	-	-	**39,764**	-	-	39,764
Office banking	10,393	4,077	649	-	**15,119**	-	15,119	-
Fees for other services rendered	39,318	3,606	1,028	120	**44,072**	-	44,072	-
Other fees earned	18,948	11,716	12,850	(659)	**42,855**	-	42,855	-
Totals	**369,301**	**48,522**	**33,940**	**(601)**	**451,162**	**125,603**	**273,856**	**51,703**
Fee and commission expense								
Compensation for card operations	(118,255)	(3,020)	(1,070)	(666)	**(123,011)**	-	(68,550)	(54,461)
Fees and commissions for securities transactions	-	-	(69)	(827)	**(896)**	-	(896)	-
Office banking	(1,326)	(434)	(314)	(4)	**(2,078)**	-	(2,078)	-
Interbank Services	(16,073)	(5,183)	(3,663)	(38)	**(24,957)**	-	(24,957)	-
Other fees	(20,216)	(1,550)	(5,644)	(5,532)	**(32,942)**	-	(32,942)	-
Totals	**(155,870)**	**(10,187)**	**(10,760)**	**(7,067)**	**(183,884)**	**-**	**(129,423)**	**(54,461)**
Net fees and commissions income	**213,431**	**38,335**	**23,180**	**(7,668)**	**267,278**	**125,603**	**144,433**	**(2,758)**

NOTE 29
NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

Includes the amount of the adjustments from the financial instruments variation, except those attributable to the interest accrued by the application of the effective interest rate method of the value adjustments of the assets, as well as the results obtained in their sale.

As of December 31, 2021 and 2020, the detail of income from financial operations is as follows:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Profit and loss from financial operations		
Trading derivatives	(24,592)	42,704
Trading investments	(4,816)	1,671
Sale of loans and accounts receivables from customers		
Current portfolio	(7)	48
Charged-off portfolio	2,738	(110)
Available for sale investments	23,187	80,679
Repurchase of issued bonds (1)	(8,579)	1,848
Other profit and loss from financial operations	5,666	(36,040)
Total	**(6,403)**	**90,800**

(1) As of December 31, 2021 the Bank hasn't made any repurchases of bonds, see Note 19.

NOTE 30
NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of December 31, 2021 and 2020, net foreign exchange income is as follows:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Net foreign exchange gain (loss)		
Net gain (loss) from currency exchange differences	(467,171)	81,921
Hedging derivatives	587,976	(27,624)
Income from assets indexed to foreign currency	18,795	(3,512)
Total	**139,600**	**50,785**

NOTE 31
PROVISIONS FOR LOAN LOSSES

The movement in provisions for loan losses registered as of December 31, 2021 and 2020 is the following:

As of December 31, 2021	Interbank loans	Loans and accounts receivable from customers				Contingent loans		Additional Provisions	
		Commercial loans		Mortgage loans	Consumer loans				
	Individual	Individual	Group	Group	Group	Individual	Group		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(23,568)	(55,853)	(9,155)	(11,145)	-	-	-	(99,721)
Provisions established	(15)	(203,506)	(115,728)	(32,204)	(169,024)	(27,327)	(26,640)	(132,000)	(706,443)
Total provisions and charge-offs	(15)	(227,073)	(171,581)	(41,359)	(180,169)	(27,327)	(26,640)	(132,000)	(806,164)
Provisions released	24	194,512	54,125	8,879	60,705	4,092	1,253	-	323,590
Recovery of loans previously charged-off	-	11,218	15,994	13,621	36,166	-	-	-	76,999
Net charge to income	9	(21,343)	(101,462)	(18,859)	(83,298)	(23,235)	(25,387)	(132,000)	(405,575)

(*) Contains Provisions related to financing with FOGAPE Covid-19 guarantee in the line of commercial loans for $35,303 million.

As of December 31, 2020	Interbank loans	Loans and accounts receivable from customers				Contingent loans		Additional Provisions	
		Commercial loans		Mortgage loans	Consumer loans				
	Individual	Individual	Group	Group	Group	Individual	Group		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(22,703)	(60,529)	(10,709)	(32,669)	-	-	-	(126,610)
Provisions established	(30)	(184,691)	(124,057)	(15,884)	(223,493)	(11,160)	(1,898)	(110,000)	(671,213)
Total provisions and charge-offs	(30)	(207,394)	(184,586)	(26,593)	(256,162)	(11,160)	(1,898)	(110,000)	(797,823)
Provisions released (*)	39	44,878	54,394	17,141	79,846	7,976	7,550	-	211,824
Recovery of loans previously charged-off	-	12,199	13,770	9,584	39,373	-	-	-	74,926
Net charge to income	9	(150,317)	(116,422)	132	(136,943)	(3,184)	5,652	(110,000)	(511,073)

(*) Contains Provisions related to financing with FOGAPE Covid-19 guarantee in the line of commercial loans for $35,789 million.

The detail for Charge-off to individually significant loans, is the following:

As of December 31, 2021	Loans and accounts receivable from customers				
	Commercial loans		Mortgage loans	Consumer loans	
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	47,168	129,558	19,800	123,485	320,011
Provision applied	(23,600)	(73,705)	(10,645)	(112,340)	(220,290)
Net charge offs of individually significant loans	23,568	55,853	9,155	11,145	99,721

As of December 31, 2020	Loans and accounts receivables from customers				
	Commercial loans		Mortgage loans	Consumer loans	
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	41,416	117,045	16,632	219,720	394,813
Provision applied	(18,713)	(56,516)	(5,923)	(187,051)	(268,203)
Net charge offs of individually significant loans	22,703	60,529	10,709	32,669	126,610

NOTE 32
PERSONNEL SALARIES AND EXPENSES

As of December 31, 2021 and 2020, the composition for personnel salaries and expenses is the following:

	As of December 31,	
	2021 MCh$	2020 MCh$
Personnel compensation	248,926	265,312
Bonuses or gratuities	83,906	77,046
Stock-based benefits	(315)	(1,589)
Seniority compensation	25,878	22,380
Pension plans	(873)	1,026
Training expenses	2,659	2,887
Day care and kindergarden	2,812	2,769
Health and welfare funds	6,400	6,531
Other personnel expenses	28,282	32,308
Total	**397,675**	**408,670**

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services.

The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period.

The balance corresponding to benefits based on equity instruments as of December 31, 2021 and 2020 amounts to $ 315 million and $ 1,589 million, respectively.

NOTE 33
ADMINISTRATIVE EXPENSES

As of December 31, 2021 and 2020, the composition for administrative expenses is the following:

	As of December 31,	
	2021 MCh$	2020 MCh$
General administrative expenses	**160.032**	**142,848**
Maintenance and repair of property, plant and equipment	22,157	20,300
Expenses for short-term lease agreements	3,844	1,625
Insurance premiums	5,133	5,064
Office supplies	4,285	4,774
IT and communication expenses	80,965	68,436
Lighting, heating, and other utilities	4,213	5,455
Security and valuables transport services	13,490	12,365
Representation and personnel travel expenses	2,723	2,375
Judicial and notarial expenses	915	860
Fees for technical reports and auditing	5,462	8,460
Other expenses of obligations for lease agreements	16,845	13,134
Outsourced services	**74,316**	**72,513**
Data processing	36,250	38,032
Archive service	3,497	2,619
Valuation service	3,069	3,208
Outsourced staff	6,361	6,177
Other	25,139	22,477
Board expenses	**1,539**	**1,517**
Marketing expenses	**26,321**	**16,791**
Taxes, payroll taxes, and contributions	**17,926**	**16,781**
Real estate taxes	1,893	2,214
Patents	2,289	2,135
Other taxes	5	5
Contributions to CMF (ex SBIF)	13,739	12,427
Total	**280,134**	**250,450**

NOTE 34
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a) The values of depreciation and amortization during December 31, 2021 and 2020 are detailed below:

	As December 31,	
	2021 MCh$	2020 MCh$
Depreciation and amortization		
Property, plant, and equipment depreciation	(49,884)	(46,273)
Intangible assets amortization	(32,252)	(25,384)
Amortization for Right of use assets	(39,919)	(37,769)
Total depreciation and amortization	**(122,055)**	**(109,426)**
Impairment of fixed assets	-	-
Impairment of intangibles (*)	-	(638)
Impairment for Right of use assets	-	-
Total	**(122,055)**	**(110,064)**

(*) As of December 31, 2021, the intangible impairment amount amounts to $ 638 million due to obsolescence of computer projects.

b) The changes in book value due to depreciation and amortization for December 31, 2021 and 2020 are the following:

	Depreciation and amortization 2021			
	Property, plant, and equipment MCh$	Intangible assets MCh$	Right of use assets MCh$	Total MCh$
Balances as of January 1, 2021	**(310,423)**	**(201,997)**	**(125,041)**	**(637,461)**
Depreciation and amortization for the period	(49,884)	(32,252)	(39,919)	**(122,055)**
Sales and disposals in the period	1,492	34,915	3,908	**40,315**
Other	1,176		(1,176)	-
Balance as of December 31, 2021	**(357,639)**	**(199,334)**	**(162,228)**	**(719,201)**

	Depreciation and amortization 2020			
	Property, plant, and equipment MCh$	Intangible assets MCh$	Right of use assets MCh$	Total MCh$
Balances as of January 1, 2020	**(266,895)**	**(176,613)**	**(99,445)**	**(542,953)**
Depreciation and amortization for the period	(46,273)	(25,384)	(37,769)	**(109,426)**
Sales and disposals in the period	7,562	-	12,176	**19,738**
Other	(4,817)	-	(3)	**(4,820)**
Balance as of December 31, 2020	**(310,423)**	**(201,997)**	**(125,041)**	**(637,461)**

NOTE 35
OTHER OPERATING INCOME AND EXPENSES

a) Other operating income is conformed by the following concepts:

		As of December 31,	
		2021 MCh$	2020 MCh$
Income from assets received in lieu of payment			
Income from sale of assets received in lieu of payment		5,140	5,934
Recovery of charge-offs and income from assets received in lieu of payment		9,225	11,213
Other income from assets received in lieu of payment		1,184	2,233
	Subtotal	**15,549**	**19,380**
Provisions released due to country risk		**-**	**67**
Other income			
Income from sale of fixed assets		673	865
Compensation from insurance companies for claims		45	255
Pension plan		640	-
Leases		286	253
Recover operating expenses		2,389	-
Recover tax expense		214	250
Business Alliance		440	72
Other		225	74
	Subtotal	**4,912**	**1,769**
Total		**20,461**	**21,652**

b) Other operating expenses is conformed by the following concepts:

		As of December 31,	
		2021 MCh$	2020 MCh$
Allowances and expenses for assets received in lieu of payment			
Charge-offs of assets received in lieu of payment		13,249	15,276
Provisions on assets received in lieu of payment		349	1,456
Expenses for maintenance of assets received in lieu of payment		1,395	1,485
	Subtotal	**14,993**	**18,217**
Credit card expenses		**272**	**546**
Customer services		**1,825**	**1,559**
Other expenses			
Operating charge-offs		10,146	10,675
Provision for operational risk		1,131	251
Provision of legal judgments		493	50
Life insurance policies and general product insurance		45,948	30,623
Expense for the Retail Association		274	326
Expenses associated with leasing operations		3,772	3,628
Expenses associated with factoring operations		414	536
Commercial representation expenses		8,720	3,501
Territorial tax leasing operation (*)		3,595	3,174
Servicio al cliente		2,590	2,511
Other		22,881	15,881
	Subtotal	**99,964**	**71,486**
Total		**117,054**	**91,808**

(*) Annual Land Tax surcharge approved in the Tax Modernization Law of February 24, 2020.

NOTE 36
TRANSACTIONS WITH RELATED PARTIES

Associated and dependent entities are the Bank's "related parties", however, this also includes its "key personnel" from the executive staff (members of the Bank's Board of Directors and Managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent company i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank's directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Companies with relation to the Santander Group

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as "business support companies".

Key personnel

This category includes members of the Bank's Board of Directors and managers of Banco Santander-Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

NOTE 36
TRANSACTIONS WITH RELATED PARTIES, continued

a) Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of December 31, 2021				As of December 31, 2020			
	Santander Group Companies	Associated companies	Key personnel	Other	Santander Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable								
Commercial loans	592,992	192	2,611	219	352,590	265	3,939	900
Mortgage loans	-	-	20,716	-	-	-	22,428	-
Consumer loans	-	-	6,562	-	-	-	6,131	-
Loans and account receivable	**592,992**	**192**	**29,889**	**219**	**352,590**	**265**	**32,498**	**900**
Provision for loan losses	(2,586)	(30)	(138)	(6)	(1,138)	(9)	(137)	(14)
Net loans	**590,406**	**162**	**29,751**	**213**	**351,452**	**256**	**32,361**	**886**
Guarantees	2,039	-	25,545	117	3,323	-	27,203	442
Contingent loans								
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	13,848	-	-	-	3,447	-	-	93
Performance guarantees	538	-	-	-	811	-	-	-
Contingent loans	**14,386**	-	-	-	**4,258**	-	-	**93**
Provision for contingent loans	(32)	-	-	-	(6)	-	-	-
Net contingent loans	**14,354**	-	-	-	**4,252**	-	-	**93**

	As of December 31, 2021				As of December 31, 2020			
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	**356,848**	**265**	**32,498**	**993**	**715,671**	**375**	**29,240**	**748**
Loans granted	373,006	-	5,738	53	388,896	-	8,080	727
Loan payments	(122,476)	(73)	(8,347)	(827)	(747,719)	(110)	(4,822)	(482)
Total	**607,378**	**192**	**29,889**	**219**	**356,848**	**265**	**32,498**	**993**

NOTE 36
TRANSACTIONS WITH RELATED PARTIES, continued

b) Assets and liabilities with related parties

	As of December 31,				As of December 31,			
	2021				2020			
	Santander Group Companies	Associated companies	Key personnel	Other	Santander Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets								
Cash and deposits in banks	1,069,468	-	-	-	703,069	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	1,164,660	298,997	-	-	978,696	186,038	33	7
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	1,042,852	437,227	-	-	445,609	412,277	-	-
Liabilities								
Deposits and other demand liabilities	16,190	2,486	4,760	1,003	17,118	4,484	5,997	3,242
Obligations under repurchase agreements	57,771	-	181	5,807	961,718	-	101	-
Time deposits and other time liabilities	900,830	1,677	3,066	948	1,409,404	100	4,706	864
Financial derivative contracts	2,083,795	224,247	-	-	1,137,502	354,108	-	-
Bank obligation	891,014	-	-	-	544,291	-	-	-
Issued debts instruments	1,176,709	-	-	-	349,022	-	-	-
Other financial liabilities	-	-	-	-	-	-	-	-
Other liabilities	16,259	233,630	-	-	1,210	232,344	-	-

c) Recognized income (expense) with related parties

	As of December 31,							
	2021				2020			
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associate d companie s	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income (expense) recorded								
Income and expenses from interest and	(24,428)	51	1,905	9	(30,586)	21	1,202	10
Fee and commission income and expenses	134,404	25,445	202	11	46,823	22,596	152	24
Net income (expense) from financial operations and foreign exchange transactions (*)	(751,605)	187,300	-	-	(390,737)	240,565	-	-
Other operating income and expenses	552	(525)	-	-	492	(522)	-	-
Key personnel compensation and	-	-	(36,579)	-	-	-	(31,961)	-
Administrative and other expenses	(66,895)	(54,953)	-	-	(45,478)	(16,763)	-	-
Total	**(707,972)**	**157,318**	**(34,472)**	**20**	**(419,486)**	**245,897**	**(30,607)**	**34**

(*) Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

NOTE 36
TRANSACTIONS WITH RELATED PARTIES, continued

d) Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the "Personnel salaries and expenses" and/or "Administrative expenses" of the Consolidated Statements of Income, and detailed as follows:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Personnel compensation	16,067	16,220
Board member`s salaries and expenses	1,539	1,452
Bonuses or gratuity	18,458	12,583
Compensation in stock	(315)	(1,589)
Training expenses	512	1,079
Seniority compensation	(873)	1,026
Health funds	113	87
Other personnel expenses	271	276
Pension Plans	807	827
Total	**36,579**	**31,961**

e) Composition of key personnel

As of December 31, 2021 and 2020, the composition of the Bank's key personnel is as follows:

Position	N° of executives	
	As of December 31,	As of December 31,
	2021	2020
Directors	11	11
Managers	100	109
Total key personnel	**111**	**120**

NOTE 37
PENSION PLANS

The Bank has an additinal benefit available to its principal executives, consisting of a pension plan, The purpose of the pension plan is to endow the executives with funds for a better supplementary pension upon their retirement,

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pension with an equivalent contribution, The executives will be entlited to recive this benefit only when they fulfill the following conditions:

a. Aimed at the Bank's management
b. The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old,
c. The Bank will create a pension fund, with life insurance, for each beneficiary in the plan, Periodic contributions into this fund are made by the manager and matched by the Bank,
d. The Bank will be responsible for garanting the benefits directly,

NOTE 37
PENSION PLANS, continued

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan,

In the event of the executive's death or total or partial disability, s/he will be entitled to recive this benefit,

The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank, The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company,

Plan Assets owned by the Bank at the end of 2021 totaled Ch$ 7,200 million (Ch$8,224 million in 2020).

The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

Calculation method

Use of the projected unit credit method which considers each working year as generating an additional amount of rights over benefits and values each unit separately, It is calculated based primarily on fund contribution, as well as other factors such as the legal annual pension limit, seniority, age and yearly income for each unit valued individualy,

Actuarial hypothesis assumptions:

Actuarial assumption with respect to demographic and financial variables are non-biased and mutually compatible with each other, The most significant actuarial hypotheses considered in the calculation were,

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments,

Tables reported as of December 31, 2021 and 2020:

	Plans post-employment 2021	Plans post-employment 2020
Mortality chart	RV-2014	RV-2014
Terminarion of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Activity for post-employment benefits is as follows:

	As of December 31,	
	2021 MCh$	2020 MCh$
Plan assets	7,200	8,224
Commitments for defined-benefit plans		
For active personnel	(6,678)	(7,551)
Incurred by inactive personnel	-	-
Minus:		
Unrealized actuarial (gain) losses	-	-
Balances at year end	**523**	**673**

NOTE 37
PENSION PLANS, continued

Year's cash flow for post-employment benefits is as follows

	As of December 31,	
	2021 MCh$	2020 MCh$
a) Fair value of plan assets		
Opening balance	**8,224**	**7,195**
Expected yield of insurance contracts	640	385
Employer contributions	995	870
Actuarial (gain) losses	-	-
Premiums paid	-	-
Benefits paid	(2,659)	(226)
Fair value of plan assets at year end	**7,200**	**8,224**
b) Present value of obligations		
Present value of obligation opening balance	**(7,551)**	**(6,525)**
Net incorporation of Group companies	-	-
Service cost	873	(1,026)
Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-
Actuarial (gain) losses	-	-
Other	-	-
Present value of obligations at year end	**(6,678)**	**(7,551)**
Net balance at year end	**523**	**673**

Plan expected profit:

	As of December 31,	
	2021	2020
Type of expected yield from the plan's assets	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual

NOTE 37
PENSION PLANS, continued

Plan associated expenses

	As of December 31,	
	2021	2020
	MCh$	MCh$
Current period service expenses	(873)	1.026
Interest cost	-	-
Expected yield from plan's asset	(640)	(385)
Expected yield of insurance contracts linked to the Plan:		-
Extraordinary allocations	-	-
Actuarial (gain)/losses recorded in the period	-	-
Past service cost	-	-
Other	-	-
Total	**(1.513)**	**641**

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction on the main market (or the most advantageous) at the measurement date in the current market conditions (in other words, an exit price) regardless of whether that price is directly observable or estimated by using a different valuation technique. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES continued

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank's financial assets and liabilities are recorded and their fair value as of December 31, 2021 and 2020:

	As of December 31, 2021		As of December 31, 2020	
	Book value MCh$	Fair value MCh$	Book value MCh$	Fair value MCh$
Assets				
Trading investments	73,347	73,347	133,718	133,718
Financial derivative contracts	10,123,607	10,123,607	9,032,085	9,032,085
Loans and accounts receivable from customers and interbank loans, (net)	35,676,007	35,754,511	33,432,349	36,990,699
Investments available for sale	5,803,139	5,803,139	7,162,542	7,162,542
Investments held to colect	4,380,680	4,249,697	-	-
Guarantee deposits (margin accounts)	1,988,410	1,988,410	608,359	608,359
Liabilities				
Deposits and interbank borrowings	36,858,576	36,421,937	31,471,283	32,047,227
Financial derivative contracts	10,871,241	10,871,241	9,018,660	9,018,660
Issued debt instruments and other financial liabilities	8,579,967	8,732,109	8,388,495	9,590,678
Guarantees received (margin accounts)	857,679	857,679	624,205	624,205

Fair value is approximated to book value in the following accounts, due to their short-term nature in the following cases: cash and bank deposits, operations with liquidation in progress and buyback contracts as well as security loans.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank's profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank's value as a going concern.

Below is a detail of the methods used to estimate the financial instruments' fair value.

a) Operations pending settlement, trading investments, available for sale investment instruments, repurchase agreements and securities loans

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturities of less than 1 year are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value, due to their short maturity term. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b) Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c) Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d) Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e) Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive to cancel the contracts or agreements, considering the term structures of the interest curve, volatility of the underlying asset and credit risk of counterparties.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Fair value and hierarchy measurement

IFRS 13: Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument's fair value at the initial time is the transaction price (Level 1).

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In cases where quoted market prices cannot be observed. Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

- Chilean Government and Department of Treasury bonds
- Mutual Funds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
- Mortgage and private bonds	Present Value of Cash Flows Model	Internal Rates of Return ("IRRs") are provided by RiskAmerica, according to the following criterion: If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates. In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.
- Time deposits	Present Value of Cash Flows Model	IRRs are provided by RiskAmerica, according to the following criterion: If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates. In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.
- Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model	IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion: With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.
- FX Options	Black-Scholes	Formula adjusted by the volatility smile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion: With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.
- Guarantee deposits, guarantee received (Treshold)	Present Value of Cash Flows Model	Collateral associated to derivatives financial contracts: Swap Camara Promedio(CMS), FX and inflation Forward, Cross Currency Swap (CCS), Interest Rate Swap (IRS) y FX options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
· Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
	Black – Scholes	There is no observable input of implicit volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX, There is no observable input of implicit volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
· Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
	Present Value of Cash Flows Model	Valuation using prices of instruments with similar characteristics plus a penalty rate for liquidity.
	Present Value of Cash Flows Model	With the published market prices, the valuation curve is constructed using the bootstrapping method and then this curve is used to value the different derivatives.
· Reconigtion bonds	Spread over risk free	Valuation by stochastic dynamic model to obtain discount rate.

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of December 31, 2021 and 2020.

As of December 31,	Fair value measurement			
	2021 MCh$	Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Trading investments	73,347	42,437	30,910	-
Available for sale investments	5,803,139	5,789,050	13,534	555
Derivatives	10,123,607	-	10,121,111	2,496
Guarantee deposits (margin accounts)	1,988,410	-	1,988,410	-
Total	**17,988,503**	**5,831,487**	**12,153,965**	**3,051**
Liabilities				
Derivatives	10,871,241	-	10,871,241	-
Guarantees received (margin accounts)	857,679	-	857,679	-
Total	**11,728,920**	-	**11,728,920**	-

As of December 31,	Fair value measurement			
	2020 MCh$	Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Trading investments	133,718	132,246	1,472	-
Available for sale investments	7,162,542	7,145,285	16,731	526
Derivatives	9,032,085	-	9,024,484	7,601
Guarantee deposits (margin accounts)	608,359	-	608,359	-
Total	**16,936,704**	**7,277,531**	**9,651,046**	**8,127**
Liabilities				
Derivatives	9,018,660	-	9,015,900	2,760
Guarantees received (margin accounts)	624,205	-	624,205	-
Total	**9,642,865**	-	**9,640,105**	**2,760**

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the assets and liabilities that are not measured at fair value in the consolidated statement of financial position. Its fair value is disclosed as of December 31, 2021 and 2020:

As of December 31,		Fair value measurement		
	2021 MCh$	Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Credits and accounts receivable from customers and owed by banks	35,754,511	-	-	35,754,511
Investment held to colect	4,249,697	4,249,697	-	-
Total	40,004,208	4,249,697	-	35,754,511
Liabilities				
Deposits and obligations with banks	36,421,937	-	18,520,999	17,900,938
Debt instruments issued and other obligations	8,732,109	-	8,732,109	-
Total	45,154,046	-	27,253,108	17,900,938

As of December 31,		Fair value measurement		
	2020 MCh$	Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Credits and accounts receivable from customers and owed by banks	36,990,699	-	-	36,990,699
Total	36,990,699	-	-	36,990,699
Liabilities				
Deposits and obligations with banks	32,047,227	-	17,486,334	14,560,893
Debt instruments issued and other obligations	9,590,678	-	9,590,678	-
Total	41,637,905	-	27,077,012	14,560,893

There was no transfer between levels 1 and 2 for the years ended December 31, 2021 and 2020.

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank's activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2021 and 2020:

	Assets MCh$	Liabilities MCh$
As of January 1, 2021	**8,127**	**2,760**
Total realized and unrealized profits (losses)		
Included in statement of income	(4,711)	-
Included in other comprehensive income	29	-
Purchases, issuances, and loans (net)	-	-
Transfer	(394)	(2,760)
As of December 31, 2021	**3,051**	**-**
Total profits or losses included in comprehensive income at September 30, 2021 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2020	**(5,076)**	**(2,076)**

	Assets MCh$	Liabilities MCh$
As of January 1, 2020	**15,613**	**2,950**
Total realized and unrealized profits (losses)		
Included in statement of income	(196)	1,012
Included in other comprehensive income	(179)	-
Purchases, issuances, and loans (net)	-	-
Transfer	(7,111)	(1,202)
As of December 31, 2020	**8,127**	**2,760**
Total profits or losses included in comprehensive income at September 30, 2020 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2019	**(7,486)**	**(190)**

The realized and unrealized profits (losses) included in comprehensive income for 2021 and 2020, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income in the associate line item.

The potential effect as of December 31, 2021 and 2020 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2021 and 2020:

As of December 31, 2021	Linked financial instruments, compensated in balance			Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
	Gross amounts Ch$ Million	Compensated in balance Ch$ Million	Net amount presented in balance Ch$ Million	Ch$ Million	Ch$ Million
Assets					
Financial derivative contracts	8,976,617	-	**8,976,617**	1,146,990	**10,123,607**
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	35,676,007	**35,676,007**
Total	**8,976,617**	**-**	**8,976,617**	**36,822,997**	**45,799,614**
Liabilities					
Financial derivative contracts	8,730,066	-	**8,730,066**	2,141,175	**10,871,241**
Investments under resale agreements	86,634	-	**86,634**	-	**86,634**
Déposits and interbank borrowings	-	-	-	36,858,576	**36,858,576**
Total	**8,816,700**	**-**	**8,816,700**	**38,999,751**	**47,816,451**

(*)In these items there are guarantees for Ch $ 882,398 million and Ch $ 999,425 million for derivatives assets and liabilities respectively.

As of December 31, 2020	Linked financial instruments, compensated in balance			Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
	Gross amounts Ch$ Million	Compensated in balance Ch$ Million	Net amount presented in balance Ch$ Million	Ch$ Million	Ch$ Million
Assets					
Financial derivative contracts (*)	8,840,436	-	**8,840,436**	**191,649**	**9,032,085**
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	**33,432,349**	**33,432,349**
Total	**8,840,436**	**-**	**8,840,436**	**33,623,998**	**42,464,434**
Liabilities					
Financial derivative contracts (*)	8,922,079	-	**8,922,079**	**96,581**	**9,018,660**
Investments under resale agreements	969,808	-	**969,808**	-	**969,808**
Déposits and interbank borrowings	-	-	-	**31,471,283**	**31,471,283**
Total	**9,891,887**	**-**	**9,891,887**	**31,567,864**	**41,459,751**

(*)In these items there are guarantees for Ch $ 488,636 million and Ch $ 487,474 million for derivatives assets and liabilities respectively.

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In order to reduce credit exposure in its financial derivatives operations, the Bank has signed bilateral collateral agreements with its counterparties, in which it establishes the terms and conditions under which they operate. In general terms, the collateral (received / delivered) operates when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts.

Below are the financial derivatives contracts, according to their collateral agreement:

Financial derivatives contracts	As of December 31,		As of December 31,	
	2021 Asset	2021 Liabilities	2020 Asset	2020 Liabilities
Derivatives contracts with threshold collateral agreement equal to zero	8,696,994	9,280,079	8,127,263	7,900,539
Derivatives contracts with non-zero threshold collateral agreement	1,124,413	906,479	471,529	606,661
Derivatives contracts without collateral agreement	302,200	684,683	433,293	511,460
Total Financial derivatives contracts	**10,123,607**	**10,871,241**	**9,302,085**	**9,018,660**

NOTE 39
RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risk. The main risks related to financial instruments that apply to the Bank are as follow:

Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:

- **a.** Foreign exchange risk: this arises as a consequence of fluctuations in market interest rates,
- **b.** Interest rate risk: this arises as a consequence of fluctuations in market interest rates,
- **c.** Price risk: this arises as a consequence of changes in market prices, either due to factor specific to the instrument itself or due to factors that affect all the instruments negotiated in the market,
- **d.** Inflation risk: this arises as a consequence of changes in Chile's inflation rate, whose effect would be mainly applicable to financial instruments denominated in UF.

Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reason of insolvency or inability of the individuals or legal entitles in question to continue as a going concern, causing a financial loss to the other party.

Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

Operating risk: this is a risk arising from human errors, system error, fraud or external events which may damage the Bank's reputation, may have legal or regulatory implication, or cause financial losses.

Capital risk: is the risk that the Bank has insufficient quantity and / or quality of capital to meet the minimum requirements to operate as a bank, respond to market expectations regarding its creditworthiness and support the growth of its business and any strategies that may emerge in accordance with your strategic plan.

This note includes information on the Bank's exposure to these risk an on its objetives, policies, and processes involved in their measurement and management.

NOTE 39
RISK MANAGEMENT continued

Risk management structure

The Board of Directors is responsible for the establishment and monitoring of the Bank's risk management structure and, to this end, has a corporate governance system in line with international recommendations and trends, adapted to the Chilean regulatory reality and adapted to best practices, advanced markets in which it operates, To better exercise this function, the Board of Directors has established the Comprehensive Risk Committee ("CIR"), whose main mission is to assist in the development of its functions related to the Bank's control and risk management, Complementing the CIR in risk management, the Board also has 3 key committees: Assets and Liabilities Committee (CAPA), Markets Committee ("CDM") and the Directors and Audit Committee ("CDA"), Each of the committees is composed of directors and executive members of the Bank's management.

The CIR is responsible for developing Bank risk management policies in accordance with the guidelines of the Board of Directors, the Global Risk Department of Santander Spain and the regulatory requirements issued by the CMF, These policies have been created mainly to identify and analyze the risk faced by the Bank, establish risk limits and appropriate controls, and monitor risks and compliance with limits, The Bank's risk management policies and systems are regularly reviewed to reflect changes in market conditions, and the products or services offered, The Bank, through the training and management of standards and procedures, aims to develop a disciplined and constructive control environment, in which all its employees understand their duties and obligations.

Market risk

Market risk arises as a consequence of the activity maintained in the markets, through financial instruments whose value may be affected by variations in market conditions, reflected in changes in the different assets and financial risk factors, The risk can be mitigated through hedges through other products (assets / liabilities or derivatives), or by undoing the operation / open position, The objective of market risk management is the management and control of exposure to market risk within acceptable parameters.

There are four major risk factors that affect market prices: interest rates, exchange rates, price, and inflation, Additionally, and for certain positions, it is also necessary to consider other risks, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The internal management of the Bank to measure market risk is mainly based on the procedures and standards of Santander Spain, which are based on analyzing management in three main components:

- trading portfolio;
- local financial management portfolio;
- portfolio of foreign financial management,

The trading portfolio consists mainly of those investments valued at their fair value, free of any restriction for immediate sale and that are often bought and sold by the Bank with the intention of selling them in the short term in order to benefit from the short-term price variations, The financial management portfolios include all financial investments not considered in the trading portfolio.

The general responsibility for market risk lies with the ALCO, The Bank's risk / finance department is responsible for the preparation of detailed management policies and their application in the Bank's operations in accordance with the guidelines established by the ALCO and by the Global Risk Department of Banco Santander de España.

The functions of the department in relation to the trading portfolio entail the following:

i, apply "Value at Risk" (VaR) techniques to measure interest rate risk.
ii, adjust the trading portfolios to the market and measure the profit and daily loss of commercial activities.
iii, compare the real VAR with the established limits.
iv, establish procedures to control losses in excess of predetermined limits and
v, Provide information on the negotiation activities for the ALCO, other members of the Bank's Management, and the Global Risk Department of Santander – Spain.

The functions of the department in relation to the financial management portfolios entail the following:

NOTE 39
RISK MANAGEMENT, continued

i, apply sensitivity simulations (as explained below) to measure the interest rate risk of activities in local currency and the potential loss foreseen by these simulations and
ii, provides the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department of Santander – Spain.

Market risk - Negotiation portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio, The Bank has a consolidated commercial position composed of fixed income investments, foreign currency trading and a minimum equity investment position, The composition of this portfolio consists essentially of bonds of the Central Bank of Chile, mortgage bonds and locally issued low-risk corporate bonds, At the end of the year, the trading portfolio did not present investments in stock portfolios.

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio if the market conditions of a certain historical period were in force, , from that information, infer the maximum loss with a certain level of confidence, The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumption, All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the level of confidence needed, which will be equal to the value at risk in virtue of those parameters, As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio within a 1-day horizon at a confidence level of 99,00%, It is the maximum loss of a day in which the Bank could expect to suffer in a certain portfolio with a 99,00% confidence level, In other words, it is the loss that the Bank would expect to exceed only 1,0% of the time, The VaR provides a single estimate of market risk that is not comparable from one market risk to another, The returns are calculated using a 2 year time window or at least 520 data obtained from the reference date of VaR calculation backwards in time.

The Bank does not calculate three separate VaRs, A single VaR is calculated for the entire trading portfolio, which, in addition, is segregated by type of risk, The VaR program performs a historical simulation and calculates a profit and loss statement (G & P) for 520 data points (days) for each risk factor (fixed income, currencies and variable income), The G & P of each risk factor is added and a consolidated VaR calculated with 520 data points or days, At the same time, the VaR is calculated for each risk factor based on the individual G & P calculated for each factor, Moreover, a weighted VaR is calculated in the manner described above but which gives a weight greater than the 30 most recent data points, The largest of the two VaRs is reported.

The Bank uses the VaR estimates to deliver a warning in case the statistically estimated losses in the trading portfolio exceed the prudent levels and, therefore, certain predetermined limits exist.

Limitations of the VaR model

When applying this calculation methodology no assumption is made about the probability distribution of changes in risk factors, simply use the changes observed historically to generate scenarios for the risk factors in which each of the positions will be valued, in portfolio.

It is necessary to define a valuation function fj (xi) for each instrument j, preferably the same one that it uses to calculate the market value and results of the daily position, This valuation function will be applied in each scenario to generate simulated prices of all the instruments in each scenario.

In addition, the VaR methodology must be interpreted considering the following limitations:

- Changes in market rates and prices may not be independent and identically distributed random variables, nor may they have a normal distribution, In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;
- The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in risk factors in the future, and any modification of the data may be inadequate, In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the period of time used;
- a 1-day time horizon may not fully capture those market risk positions that can not be liquidated or hedged in one day, It would not be possible to liquidate or cover all positions in a day;

NOTE 39
RISK MANAGEMENT, continued

- VaR is calculated at the close of business, however trading positions may change substantially during the trading day;

- The use of 99% confidence level does not take into account, nor does it make any statement about, the losses that may occur beyond this level of trust, and

- The model as such VaR does not capture all the complex effects of the risk factors on the value of the positions or portfolios, and therefore, could underestimate the potential loss.

At no time in 2021 and 2020, the Bank exceeded the VaR limits in relation to the 3 components that make up the trading portfolio: fixed income investments, variable income investments and investments in foreign currency.

The Bank performs daily back-testing and, in general, it is discovered that trading losses exceed the estimated VaR almost one in every 100 trading days, At the same time, a limit was established for the maximum VaR that is willing to accept on the trading portfolio, In both 2021 and 2020, the Bank has remained within the maximum limit established for the VaR, even in those instances in which the real VaR exceeded the estimate.

The high, low and average levels for each component and for each year were the following:

VAR	2021 MMUSD	2020 MMUSD
Consolidated:		
High	4.50	5.10
Low	1.95	1.81
Average	3.10	3.02
Fixed income investments:		
High	4.14	4.87
Low	1.95	1.38
Average	2.93	2.62
Variable income investments:		
High	0.32	0.01
Low	0.14	-
Average	0.17	-
Foreign currency investments		
High	3.66	2.49
Low	0.14	0.17
Average	0.70	1.52

Market risk – local and foreign financial management

The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the loan / loan portfolio, For these portfolios, investment and financing decisions are heavily influenced by the Bank's commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio), The Bank performs a scenario simulation which will be calculated as the difference between the present value of the flows in the chosen scenario (curve with parallel movement of 100 bp in all its tranches) and its value in the base scenario (current market) , All positions in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0,57, which represents a change in the rate curve at 57 basis points in real rates and 100 basis points in nominal rates, The same scenario is carried out for net foreign currency positions and interest rates in US dollars, The Bank has also established limits regarding the maximum loss that these types of movements in interest rates may have on capital and net financial income budgeted for the year.

NOTE 39
RISK MANAGEMENT, continued

To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital and reserve loss limit, using the following formula:

Bound limit = square root of a2 + b2 + 2ab
a: limit in national currency.
b: limit in foreign currency.
Since it is assumed that the correlation is 0. 2ab = 0.

Limitation of the sensitivity models

The most important assumption is the use of a change of 100 basis points in the yield curve (57 basis points for real rates), The Bank uses a change of 100 basis points given that sudden changes of this magnitude are considered realistic, The Global Risk Department of Santander Spain has also established comparable limits by country, in order to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly manner.

In addition, the methodology of sensitivity simulations should be interpreted considering the following limitations:

- The simulation of scenarios assumes that the volumes remain in the Bank's Consolidated Statement of Financial Position and that they are always renewed at maturity, omitting the fact that certain considerations of credit risk and prepayments may affect the maturity of certain positions.

- This model assumes an equal change in the entire performance curve of everything and does not take into account the different movements for different maturities.

- The model does not take into account the sensitivity of volumes resulting from changes in interest rates.

- The limits to the losses of budgeted financial income are calculated on the basis of expected financial income for the year that can not be obtained, which means that the actual percentage of financial income at risk could be greater than expected.

Market risk – Financial management portfolio – December 31, 2021 and 2020.

	2021		2020	
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio – local currency (MCh$)				
Loss limit	32,865	84,864	100,000	329,275
High	31,233	80,097	66,504	302,263
Low	13,694	41,653	26,492	214,596
Average	24,018	62,916	45,380	255,070
Financial management portfolio – foreign currency (Th$US)				
Loss limit	36,619	34,991	32	53
High	8,545	32,205	19	47
Low	698	1,055	2	12
Average	3,733	17,615	5	33
Financial management portgolio (MCh$)				
Loss limit	32,865	84,864	100,000	329,275
High	25,709	78,259	67,584	286,436
Low	12,854	56,857	25,111	210,706
Average	21,041	69,577	46,044	246,292

IBOR Reform

In December 2020, the ICE Benchmark Administration Limited (IBA) launched an inquiry on its intention to stop publishing LIBOR in non-dollar currencies until December 31, 2021 and all other LIBOR parameters in US$, after its publication on June 30, 2023. The Bank has been working since 2019 on the transition of different risk-free reference rates (hereinafter also "RFR"), among them, the LIBOR rate . In this context, the Bank's work plan includes the identification of impacted clients, the impacted areas, the various risks to which the Bank is exposed, the determination of work teams for each risk, the involvement of the management on a robust project governance plan and action plan for each of the identified risk/impacted areas, which will enable us to address the challenges posed by changes in benchmark rates. As of December 31, 2021 and 2020, the exposures of financial assets and liabilities impacted by the IBOR reform are presented below:

NOTE 39
RISK MANAGEMENT, continued

	Loans and accounts receivables from customers MCh$	Deposits MCh$	Financial Investments MCh$	Financial derivative contracts (Assets) MCh$	Financial derivative contracts (Liabilities) MCh$
12.31.2021	609,243	-	38,819	1,672,422	1,623,725
12.31.2020	362,331	582,979	200,301	614,035	483,789

The Bank has started its IBOR transition program focused mainly on: i) Identifying the risks associated with the transition, defining mitigation actions, ii) Developing products referenced to the proposed replacement rates, iii) Developing the capacity of transition, through the renegotiation of existing contracts referenced to LIBOR. As of December 31, 2021, the items of financial assets and liabilities impacted by the IBOR reform are loans and accounts receivable from customers, deposits, financial instruments and derivative contracts.

To fulfill its functions, the CIR works directly with the Bank's control and risk departments, whose joint objectives include:
- Evaluate those risks that, due to their size, could compromise the Bank's solvency, or that potentially present operational risks or significant reputation;
- ensure that the Bank is equipped with the means, systems, structures and resources in accordance with the best practices that allow the implementation of the risk management strategy;
- ensure the integration, control and management of all the Bank's risks;
- Execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics;
- develop and implement a risk management model in the Bank, so that the risk exposure is adequately integrated into the different decision-making processes;
- identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities and the foreseeable impact of different scenarios on risk positioning; and
- Manage the structural risks of liquidity, interest rates and exchange rates, as well as the Bank's own funds base.

To comply with the aforementioned objectives, the Bank (Administration and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and / or investments, considering mitigating factors (guarantees, netting , collaterals, etc,); calculate the probabilities of expected loss of each portfolio and / or investments; assign the loss factors to the new operations (rating and scoring); measure the risk values of the portfolios and / or investments according to different scenarios through historical simulations; establish limits to potential losses based on the different risks incurred; determine the possible impacts of structural risks in the Consolidated Statements of Results of the Bank; set the limits and alerts that guarantee the Bank's liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions.

The CDA is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures, and for reviewing the adequacy of the risk management framework in relation to the risks the Bank faces.

Credit risk

Credit risk is the risk that one of the parties to the financial instrument contract fails to comply with its contractual obligations due to insolvency or disability of natural or legal persons and causes a financial loss in the other party, For purposes of credit risk management, the Bank consolidates all the elements and components of credit risk exposure (eg risk of individual default by creditor, innate risk of a line of business or sector, and / or geographical risk).

Mitigation of credit risk for loans and accounts receivable

The Board of Directors has delegated responsibility for credit risk management to the Comprehensive Risk Committee (CIR) and the Bank's risk departments whose roles are summarized as follows:

- Formulation of credit policies, in consultation with the business units, covering the requirements of guarantee, credit evaluation, risk rating and presentation of reports, documents and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

NOTE 39
RISK MANAGEMENT, continued

- Establish the structure of the authorization for the approval and renewal of credit applications, The Bank structures levels of credit risk by placing limits on the concentration of that risk in terms of individual debtors, groups of debtors, segments of industries and countries, The authorization limits are assigned to the respective officers of the business unit (commercial, consumption, PYMEs) to be monitored permanently by the Administration, In addition, these limits are reviewed periodically, The risk assessment teams at branch level interact regularly with clients, however for large operations, the risk teams of the parent company and even the CIR, work directly with clients in the evaluation of credit risks and preparation of credit risk, credit applications, Inclusively, Banco Santander España participates in the process of approving the most significant loans, for example to clients or economic groups with debt amounts greater than US $ 40 million.

- Limit concentrations of exposure to customers, counterparts, in geographic areas, industries (for accounts receivable or credits), and by issuer, credit rating and liquidity (for investments).

- Develop and maintain the Bank's risk classification in order to classify the risks according to the degree of exposure to financial loss faced by the respective financial instruments and with the purpose of focusing the management or risk management specifically on the associated risks.

- Review and evaluate credit risk The risk divisions of the Administration are largely independent of the commercial division of the bank and evaluate all credit risks in excess of the designated limits, prior to the approval of credits to customers or prior to the acquisition of specific investments, Credit renewals and revisions are subject to similar processes.

In the preparation of a credit request for a corporate client, the Bank verifies several parameters such as the debt service capacity (including, generally, projected cash flows), the client's financial history and / or projections for the economic sector in which it operates, The risk division is closely involved in this process, All requests contain an analysis of the client's strengths and weaknesses, a rating and a recommendation, The credit limits are not determined based on the outstanding balances of the clients, but on the direct and indirect credit risk of the financial group, For example, a limited company would be evaluated together with its subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individuals, PYMEs) and the evaluation process is based on an evaluation system known as Garra (Banco Santander) and Syseva of Santander Banefe, both processes are decentralized, automated and they are based on a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors, The credit application process is based on the collection of information to determine the client's financial situation and ability to pay, The parameters that are used to assess the credit risk of the applicant include several variables such as: income levels, duration of current employment, indebtedness, reports of credit agencies.

During 2021, the Government of the State of Chile and the CMF have promoted a package of measures aimed at granting greater flexibility to the Finance system. In this context, the Bank has made available to customers a series of measures based mainly on periods of grace, greater liquidity to certain companies or reprogramming of mortgage loans. In order to adequately manage the risk of associated credit, the Bank has developed a close and continuous monitoring of the maturities of these operations. As of December 31, 2021, 99% of these operations have already expired their grace period, with 98% of them up to date (without default).

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As part of the process of acquiring financial investments and financial instruments, the Bank considers the probability of uncollectibility of issuers or counterparties using internal and external evaluations such as independent risk evaluators of the Bank, In addition, the Bank is governed by a strict and conservative policy which ensures that the issuers of its investments and counterparties in transactions of derivative instruments are of the highest reputation.

In addition, the Bank operates with various instruments that, although they involve exposure to credit risk, are not reflected in the Consolidated Statement of Financial Position, such as: guarantees and bonds, documentary letters of credit, guarantee slips and commitments to grant loans.

The guarantees and bonds represent an irrevocable payment obligation, In the event that a guaranteed client does not fulfill its obligations with third parties who are liable to the Bank, the latter will make the corresponding payments, so that these transactions represent the same exposure to credit risk as a common loan.

NOTE 39
RISK MANAGEMENT, continued

Documentary letters of credit are commitments documented by the Bank on behalf of the client that are guaranteed by the merchandise shipped to which they are related and, therefore, have a lower risk than direct indebtedness, Guarantee slips correspond to contingent commitments that are made effective only if the client does not comply with the performance of works agreed with a third party, guaranteed by them.

When it comes to commitments to grant credit, the Bank is potentially exposed to losses in an amount equivalent to the unused total of the commitment, However, the probable amount of loss is less than the unused total of the commitment, The Bank monitors the maturity of credit lines because generally long-term commitments have a higher credit risk than short-term commitments.

Maximun credit risk exposure

For financial assets recognized in the Consolidated Statement of Financial Position, exposure to credit risk is equal to their book value, For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were executed.

Below is the distribution by financial asset and off-balance a sheet commitments of the Bank's maximum exposure to credit risk as December 31, 2021 and 2020, without deduction of collateral, security interests or credit improvements recived:

	Note	As of december 31, 2021 Amount of exposure MCh$	As of December 31, 2020 Amount of exposure MCh$
Deposits in banks	5	1,998,236	2,137,891
Cash items in process of collection	5	390,271	452,963
Trading investments	6	73,347	133,718
Investments under resale agreements	7	-	-
Financial derivative contracts	8	10,123,607	9,032,085
Loans and accounts receivable from customers and interbank loans, net	9 y 10	35,676,007	33,432,349
Available for sale investments	11	5,803,139	7,162,542
Held to maturity investments	11	4,380,680	-
Off-balance commitments:			
Letters of credit issued	23	323,531	165,119
Foreign letters ofcredit confirmed	23	53,777	82,779
Guarantees	23	1,390,410	1,090,643
Available credit lines	23	8,986,535	8,391,414
Personal guarantees	23	579,061	441,508
Other irrevocable credit commitments	23	265,517	406,234
Total		**70,044,108**	**62,929,245**

Regarding the quality of the credits, these are classified in accordance with what is described in the compendium of regulations of the CMF as of December 31, 2021 and 2020:

Category Comercial Portfolio	As of December 31, 2021				As of December 31, 2020			
	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
A1	43,095	0.12	14	-	35,166	0.10	11	-
A2	794,724	2.17	625	0.07	708,645	2.06	466	0.05
A3	2,170,881	5.93	4,680	0.49	1,971,814	5.73	2,932	0.30
A4	2,910,261	7.94	18,605	1.94	2,452,158	7.13	17,261	1.77
A5	2,782,963	7.60	34,907	3.64	2,824,129	8.21	35,107	3.59
A6	2,016,275	5.50	41,405	4.32	1,953,513	5.68	41,468	4.25
B1	755,101	2.06	21,924	2.29	715,349	2.08	21,420	2.19
B2	238,705	0.65	10,615	1.11	161,472	0.47	9,326	0.95
B3	80,133	0.22	3,478	0.36	66,379	0.19	3,331	0.34
B4	88,529	0.24	6,800	0.71	122,678	0.36	19,284	1.97
C1	177,246	0.48	3,543	0.37	168,035	0.49	3,361	0.34
C2	102,046	0.28	12,778	1.33	81,772	0.24	8,177	0.84
C3	50,482	0.14	15,194	1.58	56,928	0.17	14,232	1.46
C4	66,014	0.18	28,979	3.02	50,403	0.15	20,161	2.06
C5	102,390	0.28	69,127	7.21	40,803	0.12	26,522	2.72
C6	75,326	0.21	70,368	7.34	136,424	0.40	134,590	13.78
Subtotal	**12,454,171**	**34.00**	**343,042**	**35.78**	**11,545,668**	**33.57**	**357,649**	**36.61**

	Group	Percentage	Allowance	Percentage	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial								
Normal Portfolio	4,943,438	13.49	85,736	8.94	5,077,553	14.76	78,137	8.00
Impaired portfolio	361,307	0.99	191,202	19.94	414,315	1.20	210,903	21.59
Subtotal	**5,304,745**	**14.48**	**276,938**	**28.88**	**5,491,868**	**15.96**	**289,040**	**29.59**
Mortgage								
Normal Portfolio	13,483,219	36.80	20,182	2.11	12,004,931	34.91	23,674	2.42
Impaired portfolio	392,956	1.07	53,779	5.61	406,894	1.18	37,607	3.85
Subtotal	**13,876,175**	**37.87**	**73,961**	**7.72**	**12,411,825**	**36.09**	**61,281**	**6.27**
Mortgage								
Normal Portfolio	4,844,527	13.22	140,012	14.60	4,697,166	13.66	95,567	9.78
Impaired portfolio	154,722	0.42	124,808	13.02	243,713	0.72	173,274	17.75
Subtotal	**4,999,249**	**13.64**	**264,820**	**27.62**	**4,940,879**	**14.38**	**268,841**	**27.53**
Total	**36,634,340**	**100.00**	**958,761**	**100.00**	**34,390,240**	**100.00**	**976,811**	**100.00**

NOTE 39
RISK MANAGEMENT, continued

As of December 31, 2021 and 2020, the Bank estimates that the credit quality of its other financial assets and financial liabilities is not significant for disclosure.

Regarding the individual evaluation portfolio, the different categories correspond to:

- Categories A or Portfolio in Normal Compliance, is one that is made up of debtors whose ability to pay them it allows compliance with its financial obligations and commitments, and that according to the evaluation of its economic-financial situation, it is not seen that this condition changes in the short term.

- Categories B or Substandard Portfolio, is one that contemplates debtors with financial difficulties or significant worsening of their ability to pay and over which there are reasonable doubts about the total reimbursement of principal and interest in the terms agreed upon, showing a low slack to meet with your financial obligations in the short term.

- Categories C or Portfolio in Default, is made up of those debtors whose recovery is considered remote, since they show a deteriorated or no capacity to pay.

As for the group evaluation portfolios, a joint evaluation of the operations that compose it is carried out.

Refer to Note 31 for details of impaired Bank loans and their respective provisions. Also refer to the Note 20 for a breakdown of the maturities of the Bank's financial assets.

Exposure to credit risk in derivative contracts with abroad

As of December 31, 2021, the Bank's foreign exposure, including the counterparty risk in the derivative portfolio, was USD 2,639 million or 1,58% of the assets, In the table below, the exposure to derivative instruments is calculated using the equivalent credit risk, which is equal to the net value of the replacement plus the maximum potential value, considering the collateral in cash, which mitigates the exposure.

Below, additional details are included regarding our exposure to those countries that have a rating of 1 and that correspond to the largest exposures, The following is the exposure as of December 31, 2021, considering the fair value of the derivative instruments.

Country	Clasification	Derivative instrument (adjusted to market)	Deposits	Loans	Financial investments	Total exposure
		MM USD	M USD	M USD	M USD	M USD
China	2	8.94	-	-	-	**8.94**
Colombia	2	-	-	-	-	-
Italia	2	-	1.99	0.13	-	**2.12**
México	2	3.30	0.03	-	-	**3.33**
Panamá	2	1.84	-	-	-	**1.84**
Perú	2	0.13	-	-	-	**0.13**
Uruguay	2	-	-	0.06	-	**0.06**
Total		**14.21**	**2.02**	**0.19**	-	**16.42**

NOTE 39
RISK MANAGEMENT, continued

Our exposure to Spain within the group is as follows:

Counterpart	Country	Clasification	Derivative intruments (adjusted to market) M USD	Deposits M USD	Loans M USD	Financial investments M USD	Total exposure M USD
Banco Santander España (*)	España	1	146,88	230,05	-	-	**376,93**

(*) We include our exposure to Santander UK and Mexico as exposure to Spain.

Impairment of other financial instruments

As of December 31, 2021 and 2020, the Bank did not have significant impairments in its financial assets other than credits and/or accounts receivable.

Security interests and credit improvements

The maximum exposure to credit risk, in some cases, is reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure, Based on this, the constitution of guarantees is a necessary but not sufficient instrument in the granting of a loan; therefore, the acceptance of risk by the Bank requires the verification of other variables or parameters such as the ability to pay or generate resources to mitigate the risk incurred.

The procedures for the management and valuation of guarantees are included in the internal risk management policy, These policies establish the basic principles for the management of credit risk, which includes the management of guarantees received in transactions with customers, In this sense, the risk management model includes assessing the existence of appropriate and sufficient guarantees that allow the recovery of the loan to be carried out when the debtor's circumstances do not allow it to meet its obligations.

The procedures used for the valuation of the guarantees are in accordance with the best practices of the market, which involve the use of valuations in real estate guarantees, market price in stock values, value of the shares in an investment fund, etc, All the collateral received must be properly instrumented and registered in the corresponding registry, as well as having the approval of the Bank's legal divisions.

The Bank also has rating tools that allow ordering the credit quality of operations or clients, In order to study how this probability varies, the Bank has historical databases that store the information generated internally, The qualification tools vary according to the segment of the analyzed client (commercial, consumption, SMEs, etc,).

The following is a breakdown of impaired and non-impaired financial assets that have collateral, collateral or credit enhancements associated with the Bank as of December 31, 2021 and 2020:

	As of December, 2021 MCh$	As of December, 2020 MCh$
Non-impaired financial assets:		
Properties/mortgages	27,013,636	25,424,161
Investments and others	1,813,714	2,306,062
Impaired financial assets:		
Properties/mortgages	1,715,628	1,548,568
Investments and others	69,083	65,668
Total	**30,612,061**	**29,344,459**

NOTE 39
RISK MANAGEMENT, continued

Liquidity risk

Liquidity risk is the risk that the Bank has difficulties in complying with the obligations associated with its financial obligations.

Liquidity risk management

The Bank is exposed daily to requirements of cash funds from several banking transactions such as current account drafts, payments of term deposits, guarantee payments, disbursements of derivative operations, etc, As is inherent in banking activity, the Bank does not hold funds in cash to cover the balance of those positions, since experience shows that only a minimum level of these funds will be withdrawn, which can be foreseen with a high degree of certainty.

The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient liquidity to meet its obligations at maturity, under normal circumstances and stress conditions, without incurring unacceptable losses or risking risk, of damage to the reputation of the Bank, The Board sets limits on a minimum portion of funds to be made available to meet such payments and on a minimum level of inter-bank operations and other lending facilities that should be available to cover drafts at unexpected levels of demand, which is reviewed periodically, On the other hand, the Bank must comply with regulatory limits dictated by the CMF for the mismatches of terms.

These limits affect the mismatches between future income and expenditure flows of the Bank considered individually and are the following:

i, Mismatches of up to 30 days for all currencies, up to once the basic capital;
ii, mismatches of up to 30 days for foreign currencies, up to once the basic capital; and
iii, mismatches of up to 90 days for all currencies, twice the basic capital.

The treasury department receives information from all the business units on the liquidity profile of its financial assets and liabilities and details of other projected cash flows derived from future businesses, According to this information, treasury maintains a portfolio of liquid assets in the short term, composed largely of liquid investments, loans and advances to other banks, to ensure that the Bank maintains sufficient liquidity, The liquidity needs of the business units are met through short-term transfers from treasury to cover any short-term fluctuation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position on a daily basis, determining the future flows of its expenses and revenues, In addition, stress tests are carried out at the end of each month, for which a variety of scenarios are used, covering both normal market conditions and fluctuation conditions, The liquidity policy and procedures are subject to review and approval by the Bank's Board of Directors, Periodic reports are generated detailing the liquidity position of the Bank and its affiliates, including any exceptions and corrective measures adopted, which are regularly reviewed by the ALCO.

The Bank is based on client (retail) and institutional deposits, bonds with banks, debt instruments and time deposits as its main sources of financing, Although most of the obligations with banks, debt instruments and time deposits have maturities of more than one year, customer and retail deposits tend to have shorter maturities and a large proportion of them are payable within 90 days, days, The short-term nature of these deposits increases the liquidity risk of the Bank and therefore the Bank actively manages this risk by constantly monitoring market trends and price management.

NOTE 39
RISK MANAGEMENT, continued

Exposure to liquidity risk

One of the key measures used by the Bank to manage liquidity risk is the proportion of net liquid assets to customer deposits, For this purpose, the net liquid assets must include cash / cash, cash equivalents and debt investments for which there is an active and liquid market minus the deposits of the banks, fixed income securities issued, loans and other commitments maturing in next month, A similar measure, but not identical, is used as a calculation to measure the Bank's compliance with the liquidity limit established by the CMF, where the Bank determines the mismatch between its rights and obligations according to maturity according to the estimated performance.

The proportions of the mismatches at 30 days in relation to capital and 90 days in relation to 2 times the capital are shown in the following table:

	As of December 31, 2021	As of December 31, 2020
	%	%
30 days	1	30
30 days foreign	2	15
90 days	2	32

Following is a breakdown, by contractual maturities, of the balances of the Bank's assets and liabilities as of December 31, 2021 and 2020, considering also those unrecognized commitments:

As of December 31, 2021	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Asset expiration (Note 20)	5,454,325	5,010,170	2,013,914	5,287,477	7,883,561	7,193,830	29,432,503	**62,275,780**
Expiration of liabilities (Note 20)	(19,625,676)	(5,720,212)	(3,886,855)	(6,075,164)	(10,533,015)	(4,737,817)	(7,787,555)	**(58,366,294)**
Net expiration	**(14,171,351)**	**(710,042)**	**(1,872,941)**	**(787,687)**	**(2,649,454)**	**2,456,013**	**21,644,948**	**3,909,486**
Unrecognized loan / credit commitments								
Guarantees and bonds	-	(29,336)	(44,479)	(442,801)	(52,665)	(798)	(8,972)	**(579,051)**
Letters of credit from abroad confirmed	-	(29,379)	(20,199)	(4,199)	-	-	-	**(53,777)**
Letters of documentary credits issued	-	(77,679)	(156,045)	(89,794)	(13)	-	-	**(323,531)**
Guarantee	-	(93,792)	(178,894)	(649,643)	(423,555)	(37,463)	(7,063)	**(1,390,410)**
Net maturity, including commitments	**(14,171,351)**	**(940,228)**	**(2,272,558)**	**(1,974,124)**	**(3,125,687)**	**2,417,752**	**22,628,913**	**1,562,717**

As of December 31, 2020	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Entre 1 y 3 años	Entre 3 y 5 años	Más de 5 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Asset expiration (Note 20)	4,034,824	2,639,165	1,848,268	4,655,603	5,589,111	4,397,802	31,437,352	**54,602,125**
Expiration of liabilities (Note 20)	(15,867,957)	(7,821,474)	(4,029,845)	(3,589,747)	(4,714,324)	(8,142,738)	(6,817,582)	**(50,983,667)**
Net expiration	**(11,833,133)**	**(5,182,309)**	**(2,181,577)**	**1,065,856**	**874,787**	**(3,744,936)**	**24,619,770**	**3,618,458**
Unrecognized loan / credit commitments								
Guarantees and bonds	-	(33,588)	(29,958)	(367,164)	(10,798)	-	-	**(441,508)**
Letters of credit from abroad confirmed	-	(18,247)	(48,056)	(16,163)	(313)	-	-	**(82,779)**
Letters of documentary credits issued	-	(42,089)	(83,764)	(36,201)	(3,065)	-	-	**(165,119)**
Guarantee	-	(114,653)	(181,399)	(437,835)	(303,165)	(46,971)	(6,620)	**(1,090,643)**
Net maturity, including commitments	**(11,833,133)**	**(5,390,886)**	**(2,524,754)**	**208,493**	**557,446**	**(3,791,907)**	**24,613,150**	**1,838,409**

The above tables show the undiscounted cash flows of the Bank's financial assets and liabilities on the estimated maturity basis. The expected cash flows of the Bank from these instruments can vary considerably compared to this analysis. For example, demand deposits are expected to remain stable or have an increasing trend, and unrecognized loan commitments are not expected to be executed all that have been arranged, In addition, the above breakdown excludes available lines of credit, since they lack contractual defined maturities.

NOTE 39
RISK MANAGEMENT, continued

Operating risk

Operational risk is the risk of direct or indirect losses arising from a wide variety of causes related to the Bank's processes, personnel, technology and infrastructure, and external factors that are not credit, market or liquidity, such as those related to legal or regulatory requirements, Operating risks arise from all Bank operations.

The objective of the Bank is the management of operational risk in order to mitigate economic losses and damages to the Bank's reputation with a flexible structure of internal control.

The Bank's Administration has the primary responsibility for the development and application of controls to deal with operational risks, This responsibility is supported by the overall development of the Bank's standards for operational risk management in the following areas:

- Requirements for the proper segregation of functions, including the independent authorization of operations
- Requirements for reconciliation and supervision of transactions
- Compliance with applicable legal and regulatory requirements
- Documentation of controls and procedures
- Requirements for the periodic evaluation of the applicable operational risks, and the adequacy of the controls and procedures to deal with the identified risks
- Requirements for the disclosure of operating losses and the proposed corrective measures
- Development of contingency plans
- Training and professional development / training
- Establishment of business ethics standards
- Reduction or mitigation of risks, including contracting insurance policies if they are effective.

Compliance with Bank regulations is supported by a program of periodic reviews carried out by the Bank's internal audit and whose examination results are presented internally to the management of the business unit examined and to the Directors and Audit Committee.

The Bank operates mainly in Chile, therefore most of its financial instruments are concentrated in that country. Refer to Note No. 09 of the Consolidated Financial Statements for a detail of the concentration by industry of the Bank's credits and accounts receivable.

Capital risk

The Group defines capital risk as the risk that the Group or any of its companies may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

- To meet the internal capital and capital adequacy targets.
- To meet the regulatory requirements.
- To align the Bank's strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.)
- To support the growth of the businesses and any strategic opportunities that may arise.

The Group has a capital adequacy position that surpasses the levels required by regulations,

Capital management seeks to optimize the creation of value in the Bank and in its business segments. The Bank continually assesses its risk-return ratios through its basic capital, effective equity, economic capital, and return on equity. With regard to capital adequacy, the Banks carry out their internal process based on the CMF standards that are based on the Basel Capital Accord (Basel I) and as of December 1, 2021 the CMF will based on Basel III. Economic capital is the capital required to bear all the risk of commercial activity with a certain level of solvency.

Capital is managed according to the risk environment, the economic performance of Chile and the business cycle, Board may modify our current equity policies to address changes in the mentioned risk environment.

NOTE 39
RISK MANAGEMENT, continued

Capital minimum

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$24,793 million or U.S.$ 29,,0 million as of December 31, 2021) of paid-in capital and reserves, calculated in accordance with CMF.

Capital requirement

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves ("basic capital") of at least 3% of total assets, net of required loan loss allowances, Regulatory capital and basic capital are calculated based on the consolidated financial statements prepared in accordance with the Compendium of Accounting Standards issued by the CMF, As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11.0%, As of December 31, 2021, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 14.49% and our core capital ratio was 5.72%.

Regulatory capital is defined as the aggregate of:
• a bank's paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;
• its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period commencing six years prior to maturity), for an amount up to 50.0% of its basic capital; and
• its voluntary allowances for loan losses for an amount of up to 1.25% of risk weighted-assets.

On August 21, 2020, circular No. 2265 was published indicating the new treatment, where the amounts of the credits that are guaranteed by the Chilean Treasury are incorporated into category 2 of the risk-weighted asset classification. , CORFO and FOGAPE, which consequently went from having a credit risk weight of 100% to 10%.

Since December 1, the regulatory capital definition has changed and is defined as follows:

• Paid capital of the bank for ordinary shares subscribed and paid;
• Premium paid for the instruments included in this capital component;
• Reserves, both non-profit and non-profit, due to the depreciation of bonds without a fixed maturity term and due to the expiration of bonds without a fixed maturity term;
• Items of "other accumulated comprehensive income";
• Retained earnings from previous years, profit (loss) for the year, net of provisions for minimum dividends, appreciation of bonds with no fixed maturity term and payment of interest and / or dividends of issued regulatory capital financial instruments;
• Non-controlling interest as indicated in the Compendium of Accounting Standards (CNC).

BASILEA III adoption in Chile

The new General Banking Law (updated through Law 21,130) defines general guidelines to establish a capital adequacy system in line with the international standards of Basel III, giving the CMF the power to dictate the framework of capital in a prudent manner. In particular, the CMF is empowered, with the prior favorable agreement of the Board of the Central Bank of Chile (BCCh), to define by regulation, the new methodologies for calculating assets weighted by credit, market and operational risk; the conditions of issuance of hybrid instruments AT1, and the determination and capital charges for banks of local systemic importance. It also introduced conservation and counter-cyclical buffers and expanded the CMF's powers to make prudential discounts to regulatory capital and require additional measures, including higher capital, from banks that present deficiencies in the supervisory evaluation process (pillar 2). The implementation of Basel III makes it possible to focus risk management towards a more comprehensive vision of them, with a focus on capital adequacy.

In accordance with the foregoing, last December the CMF completed the process of issuing the necessary regulations for the implementation in Chile of the capital framework of the Basel III standards. But in the current context of a coronavirus pandemic, the CMF, in coordination with the Central Bank of Chile and in line with the measures adopted by regulators at the international level, decided to postpone the implementation of the APR calculation for one year and maintain it temporarily the general regulatory framework in force until November 30, 2021.

NOTE 39
RISK MANAGEMENT, continued

Additionally, it was decided to advance in the transitory credit risk standard, a capital mitigation mechanism to facilitate the development of the debt agreement market, and that complements a similar treatment of state guarantees already granted by the CMF this year. In the case of Pillar 3, implementation was postponed until 2023.

The Bank, for its part, is already working on the implementation of the regulations through a multidisciplinary group, which are carrying out the necessary exercises and required developments, including the implementation of the files designed by the regulator for this purpose, taking into account consideration of the implementation schedule.

The basic capital and effective equity levels at the end of each period are as follows:

	As of December 31,		Ratio As of December 31,	
	2021 MCh$	2020 MCh$	2021 %	2020 %
Basic capital	3,400,220	3,567,916	5.72	6.69
Regulatory capital	5,184,363	5,143,843	14.49	15.37

The ratios determined for the limit of basic capital/ordinary capital level 1 and consolidated effective equity as of December 31, 2021 in accordance with the transitory BIS III regulations are the following:

	As of December 31, 2021	
		Razón
	MCh$	%
Basic capital	3,494,580	5.73
Regulatory capital	5,776,831	15.86

Concentration of risk

The Bank operates mainly in Chile, so most of its financial instruments are concentrated in that country, Refer to Note 9 of the financial statements for a breakdown of the concentration by industry of the Bank's receivables and accounts receivable.

NOTE 40
NON-CURRENT ASSETS HELD FOR SALE

Banco Santander has embarked on an internal process of developing its acquisition network, thereby abandoning investments in the companies that provided such services. Therefore, senior management has engaged in a buyer search plan for such shareholdings.

As required by IFRS 5, the Bank has presented the non-current asset classified as held for sale by isolating it from the rest of the investments in associates, in the same way it has presented the income associated with said investments as non-current results in a comparative way.

Given the facts and circumstances arising from the social contingency in Chile and the global pandemic due to Covid-19 (situations beyond the Bank's control), the process of sale of the shares has taken a longer time than initially estimated, however the Bank continues committed to the sale plan for said assets and to its acquisition network development plan, evidenced by the recent creation of a payment card operating company and the active search for potential buyers.

NOTE 40
NON-CURRENT ASSETS HELD FOR SALE continued

The following investments in associates were classified to non-current assets held for sale:

	Participation	As of December 31, 2021		As of December 31, 2020	
	%	Assets MCh$	Result MCh$	Assets MCh$	Result MCh$
Transbank	25.00	-	-	19,093	-
Nexus	-	-	-	-	-
Redbanc	33.43	-	-	2,943	-
Total				**22,036**	-

(*) During July and September 2021, payments were made for additional capital contributions to Transbank S.A. for an amount of $2,500 million and $4,999 million, respectively, see Note No. 3.
(**) By public deed dated January 22, 2020, the sale of 79,577 shares that Banco Santander Chile held with Nexus S.A. was materialized with Banco Itau-Corpbanca, thus completing the total sale of the stake that the Bank held in Nexus S.A.

NOTE 41
REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED (BONDS WITHOUT FIXED MATURITY)

As of December 31, 2021 and 2020, the composition of the item is as follows:

	As December 31 of	
	2021 MCh$	2020 MCh$
Bond without a fixed term of maturity	592,468	-
Total	**592,468**	-

Debts classified as short-term are those that constitute demand obligations or that will mature in a period equal to or less than one year. All other debts are classified as long-term. The detail is as follows:

	As December 31 of 2021		
	Short term MCh$	Lomg term MCh$	Total MCh$
Bond without a fixed term of maturity	-	592,468	**592,468**
Total	-	**592,468**	**592,468**

The detail of current bonds by currency is as follows:

	As December 31 of	
	2021 MCh$	2020 MCh$
Bonds US $	592,468	-
Total	**592,468**	-

NOTE 41
REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED (BONDS WITHOUT FIXED MATURITY) continued

During 2021, the Bank has placed bonds for USD 700,000,000 according to the following detail:

Serie	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Placement date	Amount	Maturity date
Bond AT1	USD	700,000,000	-	4.63 annual	10-21-2021	10-21-2021	700,000,000	-
Total USD		**700,000,000**					**700,000,000**	

During the course of 2021, no partial bond repurchases were made.

As of December 31, 2021, the bank maintains transaction costs, including issuance expenses, deferred on initial recognition for $5,649 million and amortization of deferred transaction costs in the Consolidated Statements of Income for $203 million.

NOTE 42
SUBSEQUENT EVENTS

a) On January 1, 2022, the Bank has fully implemented the updated version of the compendium of accounting standards for banks (CNCB), which mainly incorporates the new amendments introduced by the International Accounting Standards to international financial reporting standards (IFRS) in recent years, particularly IFRS 9, 15 and 16, also establishes new limitations or clarifications due to the need to follow more prudential criteria (ie chapter 5 of impairment of IFRS 9) that are detailed in chapter A-2.

b) The Bank has issued the following subordinated bonds,

Serie	Currency	Issuance rate (Annual)	Issue date	Amount	Maturity date
USTDW70320	UF	3.51%	07-01-22	3,300,000	01-09-28

c)On February 4, 2022, the Committee for the Setting of Limits on Interchange Rates resolved that the new limits for interchange rates will be: 0.6% for debit cards, 1.48% for credit cards , and 1.04% for payment cards with provision of funds. The Bank is evaluating the eventual effects of the implementation of said limits in relation to the results of the means of payment operations.

There are no other subsequent events to be disclosed that occurred between January 1, 2022 and the date of issuance of these Financial Statements (February 25, 2022).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer

Santander